Exhibit 6

Exhibit 4.3.3.3.2-Deb-Conv.1

PRIVATE INSTRUMENT OF INDENTURE OF THE [•] PRIVATE ISSUE OF CONVERTIBLE, UNSECURED DEBENTURES WITH ADDITIONAL COLLATERAL, IN A SINGLE SERIES

of

OI S.A. – UNDER JUDICIAL REORGANIZATION

as Issuer

RIO DE JANEIRO, [•] [•], 2017.

PRIVATE INSTRUMENT OF INDENTURE OF THE [•] PRIVATE ISSUE OF CONVERTIBLE, UNSECURED DEBENTURES WITH ADDITIONAL COLLATERAL, IN A SINGLE SERIES, OF OI S.A. – UNDER JUDICIAL REORGANIZATION

By this private instrument,

OI S.A. – UNDER JUDICIAL REORGANIZATION, a publicly-held corporation, with its principal place of business at Rua do Lavradio, 71 – Centro – CEP: 20230-070, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 76.535.764/0001-43, herein duly represented pursuant to its bylaws, hereinafter referred to simply as “Issuer”; and

[FIDUCIARY AGENT] [Identification], herein represented pursuant to its bylaws, hereinafter referred to simply as “Fiduciary Agent”.

hereby enter into this Private Instrument of Indenture of the [•] Private Issue of Convertible, Unsecured, in a Single Series (“Indenture”) by means of the following clauses and conditions:

CLAUSE I – AUTHORIZATION

1.1.      This Indenture is entered into based on the provisions of Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”), and all the other applicable legal and regulatory provisions, as well as the resolutions of the Extraordinary General Meeting of the shareholders of Issuer, held on [•] (“EGM“) wherein: (i) the conditions of the Issue were approved (as defined below), pursuant to the provisions of article 59 of Law 6,404/76; and (ii) the management of Issuer was authorized to practice all acts necessary for the realization of the resolutions substantiated in the EGM, including the execution of all documents required for the materialization of the Issue, and in the Judicial Reorganization Plan (as defined below).

CLAUSE II – REQUIREMENTS

The [•] ([•]) private issue of convertible, unsecured debentures, with additional collateral, in a single series, of Issuer (“Issue” and “Debentures”, respectively), shall be carried out observing the requirements below:

2.1       Waiver of CVM Registration.

2.1.1.   The Issue shall not be subject to registration before the Brazilian Securities and Exchange Commission (“CVM”), considering that the debentures issued herein shall be the object of private placement, as this Issue is directly only at those with prior credit relationship with issuer, the credit holders included in the list of creditors of the Judicial Reorganization Plan, pursuant to paragraph 1 of article 3 of CVM Ruling 400, of December 29, 2003, as amended.

2.2.      Filing at the Commercial Registry and Publications of Corporate Acts

2.2.1.   The minutes of the EGM that approved the Issue were filed at the Commercial Registry of the State of Rio de Janeiro (“JUCERJA”) and shall be published in the Official Gazette of the State of Rio de Janeiro and in newspaper “Valor Econômico” in accordance with the provisions set forth in item I, of article 62, and article 289 of Law 6,404/76, and any subsequent corporate acts of Issuer that may be carried out by virtue of the Issue will follow this procedure.

2.3.      Filing of the Indenture at the Commercial Registry

2.3.1    The Indenture shall be filed at JUCERJA and any of its possible addenda shall be annotated at such body, in accordance with the provisions set forth in item II and in paragraph 3, of article 62, of Law 6,404/76.

2.3.2.   Any addendum to this Indenture shall contain, in its exhibit, a consolidated version of the terms and conditions of the Indenture, contemplating the amendments made.

CLAUSE III – CHARACTERISTICS OF THE ISSUE AND THE DEBENTURES

3.1.      Issuer’s Corporate Purpose

3.1.1.   Pursuant to Issuer’s bylaws, its corporate purpose is the development of telecom services and activities necessary or useful for the performance of such services, according to the concessions, authorizations and permissions granted thereto, and may, in the attainment of its corporate purpose, incorporate the assets and rights of third parties, as well as: (i) have equity interests in the capital of other companies; (ii) create wholly-owned subsidiaries for the performance of activities comprised in its purpose and which are recommended to be decentralized; (iii) promote the import of products and services necessary for the performance of activities comprised in its purpose; (iv) provide technical assistance services to telecom companies, performing activities of common interest; (v) carry out study and research activities seeking the development of the telecom industry; (vi) enter into agreements and covenants with other companies that develop telecom services or any persons or entities, seeking to secure the operation of the services, without prejudice to its attributions and responsibilities; and (vii) exercise other activities similar or related to its corporate purpose.

3.2.      Issue Number

3.2.1.   This Issue constitutes the [•] ([•]) issuance of debentures by Issuer.

3.3.      Total Issue Amount

3.3.1.   The total Issue amount shall be up to three billion Reais (BRL 3,000,000,000.00), on the Issue Date (as defined below).

3.4.      Number of Series

3.4.1.   The Issue shall be carried out in a single series.

3.5.      Purpose

3.5.1.   Whereas the Debentures shall be paid up with credits, this Issue has the purpose of delivering new instruments to the creditors, in accordance with the terms and conditions of the Judicial Reorganization Plan of Issuer, Telemar Norte Leste S.A. – Under Judicial Reorganization (“Telemar“), Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel“), Copart 4 Participações S.A. – Under Judicial Reorganization, Copart 5 Participações S.A. – Under Judicial Reorganization, Portugal Telecom International Finance B.V. – Under Judicial Reorganization and Oi Brasil Holdings Cooperatief UA – Under Judicial Reorganization (each of them individually as “Debtor” and, jointly, “Debtors“), ratified in court in the case records of the Judicial Reorganization Proceedings in progress at the 7th Lower Business Court of the Judicial District of the Capital City of Rio de Janeiro, under No. 0203711-65.2016.8.19.001 (“Judicial Reorganization Plan“).

3.6.      Novation

3.6.1.   The Credits Under Judicial Reorganization, as defined below, used in order to pay up the Debentures shall be deemed novated for all legal purposes and effects.

3.7.      Trade

3.7.1.   The Debentures shall be registered for trade on the secondary market by means of B3 – Segment UTVM CETIP21.

ARTICLE IV – GENERAL CHARACTERISTICS OF THE DEBENTURES

4.1.      Issue Date: For all legal purposes and effects, the issue date of the Debentures shall be the date of [Judicial Ratification of the Plan] (“Issue Date”).

4.2.      Form, Type, and Proof of Ownership: The Debentures shall be issued as registered and book-entry debentures, with no issuance of certificates representing them. For all legal purposes, the ownership of the Debentures shall be proven by means of a trust account statement issued by the Bookkeeping Agent (as defined below) and, additionally, in relation to those Debentures electronically held in custody at B3 –CETIP Segment UTVM, a statement in the name of the Debenture holder shall be issued, which shall be used as proof of ownership of such Debentures.

4.3.      Appointed Bookkeeping Agent: The institution providing bookkeeping services for the Debentures is [•] “Bookkeeping Agent”)

4.4.      Conversion: The Debentures shall be convertible into shares issued by Issuer, pursuant to clause 4.13. below.

4.5.      Type: The Debentures shall be unsecured, with additional collateral.

4.5.1.   Share Pledge. As guarantee of full and timely compliance with the Secured Obligations, a pledge shall be constituted, by the Maturity Date, as defined below, in favor of the Debenture holders, represented by the Fiduciary Agent, of eighty-nine million, six hundred and fifty-one, two hundred and five (89,651,205) common shares issued by Pharol, SGPS S.A. (“Pharol”), as well as the rights inherent thereto, as set out in the Pharol Share Pledge Agreement (“Pharol Share Pledge”).

4.5.2.   Pursuant to the Pharol Share Pledge, shares issued by Pharol that are or may become, at any time, held by Issuer, shall be held under the Share Pledge (“Pharol Share Pledge Percentage”).

4.5.3.   The provisions related to the Pharol Share Pledge and the Pharol Share Pledge Percentage are described in the Pharol Share Pledge, which forms a supplementary part of this Indenture.

4.6.      Maturity Date: With due regard to the provisions of this Indenture, the maturity date of the Debentures shall be on [•] (“Maturity Date”).

4.7.      Unit Par Value: The Unit Par Value of the Debentures shall be R$ [•] (amount in Reais equivalent to one hundred and thirty thousand US dollars (US$ 130,000.00 according to the Foreign Exchange Rate), on the Pay-Up Date (“Unit Par Value”).

4.8.      Quantity of Debentures Issued: Up to [•] Debentures in a single serie shall be issued.

4.9.      Subscription Price and Form of Pay-Up

4.9.1.   The subscription price of the Debentures shall be their Unit Par Value, without monetary adjustment, interest or other charges (“Subscription Price”).

4.9.2.   The Subscription Price of the Debentures shall be paid up in cash, upon delivery, by the Debenture Holders, of the credit owned thereby against the Debtors (as principal debtors or guarantors of such credits), as defined in the Judicial Reorganization Plan, on the Pay-Up Date (“Credit Under Judicial Reorganization“).

4.10.    Remuneration

4.10.1. The outstanding balance of the Unit Par Value of the Debentures shall be subject to the application of (i) foreign exchange adjustment; and (ii) Compensatory Interest, as set out below.

4.10.2. Foreign Exchange Adjustment. The Unit Par Value of the Debentures shall be updated, as of the Judicial Ratification Date of the Judicial Reorganization Plan until the Maturity Date, according to the variation factor of the closing selling exchange rate for BRL for USD, disclosed by the Central Bank of Brazil (“BACEN”) on its website, in the section “Cotações e Boletins” (Exchange Rates and Bulletins), option “Closing Exchange Rates of all Currencies on one Date”, or any other rate that may replace it (“Foreign Exchange Rate”).

4.10.2.1.          The calculation for adjustment of the Unit Par Value of the Debentures shall observe the following formula:

VNa = VNe x C

Where:

VNa = Adjusted Par Value, calculated with eight (8) decimal places, without rounding up.

VNc = Unit Par Value or Unit Par Value Balance, calculated with eight (8) decimal places, without rounding up.

C = Factor resulting from the commercial dollar variation, calculated with eight (8) decimal places, without rounding up, calculated as follows:

Where:

USn = closing foreign Exchange rate, for sale of USD, disclosed by the BACEN, available in the “Cotações e Boletins” (Exchange Rates and Bulletins), option “Closing Exchange Rates of all Currencies on one Date”, of the Business Day immediately preceding the date of calculation, informed with four (4) decimal places.

US0 = closing foreign Exchange rate, for sale of USD, disclosed by BACEN, available in the “Cotações e Boletins” (Exchange Rates and Bulletins), option “Closing Exchange Rates of all Currencies on one Date”, of the Business Day immediately preceding the Pay-Up Date of the Debentures, incorporation, repayment, whichever occurs last, informed with four (4) decimal places.

4.10.3. Compensatory Interest. The financial charges applicable to the updated Unit Par Value of the Debentures, calculated pursuant to Clause 4.10.2 of this Indenture, shall correspond to compensatory interest at ten percent (10.0%) per year, on the basis of three hundred and sixty (360) days and number of days effectively lapsed. The compensatory interest shall be calculated in a linear form, pro rata temporis per days elapsed, applicable to the updated and not repaid Unit Par Value of each Debenture, since the Judicial Ratification Date of the Judicial Reorganization Plan, and paid by the end of each Capitalization Period (with due regard to the provisions in Clause 4.11.2), observing the amount to be capitalized and incorporated into the Unit Par Value of the Debentures, pursuant to Clause 4.11 below (the “Remuneration”).

4.10.3.1.          The calculation of the Compensatory Interest of the Debentures shall observe the following formula:

J = VNa x (InterestFactor-1)

Where:

J = amount of the interest owed at the end of each Capitalization Period, calculated with eight (8) decimal places without rounding up;

VNa = updated par value, calculated with eight (8) decimal places, without rounding up;

InterestFactor = updated fixed interest factor, calculated with eight (8) decimal places, rounded up, calculated as follows:

Where:

10.0% rate; and

N = 360 elapsed days;

n = Number of elapsed days between the next Remuneration Payment Day and the (a) the Pay-Up Date, for the first interest event, and (b) the preceding Remuneration Payment Date for all the other events;

DT = Number of days elapsed between the last and the next interest event; and

DP = Number of days elapsed between the last interest event and the current date.

4.10.3.2.          “Capitalization Period”: means the time interval that starts on the Pay-Up Date of the Debentures, including, in the case of the first Capitalization Period, or on the date expected for the payment of the immediately preceding Remuneration, including, in case of all the other Capitalization Periods, and ends on the date set out for the start of the Remuneration Payment, as defined below in Clause 4.11, exclusive, corresponding to the period. Each Capitalization Period succeeds the previous without a continuity solution.

4.10.3.3.          In case of temporary unavailability, absence of calculation or disclosure by BACEN of the Foreign Exchange Rate, or in case of its extinguishment upon payment of any pecuniary obligations set out in this Indenture, the rate disclosed by BACEN to replace it shall be used.

4.10.3.4.          In case of impossibility of use of the Foreign Exchange Rate by legal imposition, the rate disclosed by BACEM to replace it shall be used, if any, and (i) in the absence thereof or in case of legal prohibition of the use of a Foreign Exchange Rate for the calculation of the foreign exchange adjustment of the Par Value of the Debentures, or (ii) in the absence of calculation and/or disclosure by BACEN of the Foreign Exchange Rate for a period longer than thirty (30) days after the expected date for its disclosure, the Fiduciary Agent shall convene a General Meeting of Debenture Holders (“GMD”) to defined, by common agreement with Issuer, the parameter to be applied, which shall contain characteristics similar to the form of adjustment established herein. Until resolution on this parameter, and provided that the maturity of any pecuniary obligation does not occur, in which cases the provisions in item 4.10.4.2. above shall apply, the last closing foreign Exchange rate for the sale of BRL for USD disclosed by BACEN shall be used for the calculation of the amount of any obligations set out in this Indenture.

4.10.4. In case there is no agreement on the Remuneration of the Debentures between the Issuer and Debenture holders representing  at least two-thirds (2/3) of the outstanding Debentures, Issuer shall redeem all the outstanding Debentures, within a period of thirty (30) days counted as of the date the respective GMD is held, for their Unit Par Value, plus the Remuneration of the Debentures owed until the date of the actual redemption, calculated on a pro rate temporis basis, as of the Pay-Up Date of the Debentures or the date of the last payment of the Remuneration of the Debenture, as the case may be. In such alternative, the procedure established in Clause 4.10.3.2. above shall be used for calculation of the Remuneration applicable to the Debentures.

4.11.    Payment of the Remuneration

4.11.1. Without prejudice to the payments as a result of an early maturity of the obligations resulting from the Debentures or the performance of an early redemption of the Debentures, pursuant to the provisions set out in this Indenture, the Remuneration of the Debentures shall be paid as set out below.

4.11.2. During the first fifteen (15) months, counted as of the Pay-Up Date, the interest shall not be paid.

4.11.2.1.          The payment of the Remuneration shall be made in annual and consecutive installments, as of the fifteenth (15th) month counted as of the Pay-Up Date, with payments being made on the [•] day of [•] of each year or, in case the dates established herein do not fall on business days, on the first Business Day immediately subsequent to the maturity, with the first payment being due on the last Business Day of the [fifteenth] (fifteenth) month counted as of the Pay-Up Date. Upon each payment of the Remuneration, interest equivalent to eight percent (8%) of the Remuneration due shall be paid to the Debenture Holders in the form and within the terms set out in this Clause 4.1. The two percent (2%) balance of the interest incurred in each Capitalization Period shall be capitalized and incorporated into the Unit Par Value of the Debentures, which shall be paid on the Maturity Date.

4.11.2.2.          The Remuneration shall be paid according to the table below:

Interest	Payment Date	Amount Paid
1st Interest payment	Last Business Day of the 15th month after the Pay-Up Date	8% of the amount ascertained in this Capitalization Period. The 2% balance will be incorporated, on this date, into the Unit Par Value balance.
2nd Interest payment	Last Business Day of the 27th month after the Pay-Up Date	8% of the amount ascertained in this Capitalization Period. The 2% balance will be incorporated, on this date, into the Unit Par Value balance.
3rd Interest payment	Last Business Day of the 39th month after the Pay-Up Date	8% of the amount ascertained in this Capitalization Period. The 2% balance will be incorporated, on this date, into the Unit Par Value balance.
4th Interest payment	Last Business Day of the 51st month after the Pay-Up Date	8% of the amount ascertained in this Capitalization Period. The 2% balance will be incorporated, on this date, into the Unit Par Value balance.
5th Interest payment	Last Business Day of the 63rd month after the Pay-Up Date	8% of the amount ascertained in this Capitalization Period. The 2% balance will be incorporated, on this date, into the Unit Par Value balance.
6th Interest payment	Last Business Day of the 75th month after the Pay-Up Date	8% of the amount ascertained in this Capitalization Period. The 2% balance will be incorporated, on this date, into the Unit Par Value balance.
7th Interest payment	Last Business Day of the 87th month after the Pay-Up Date	8% of the amount ascertained in this Capitalization Period. The 2% balance will be incorporated, on this date, into the Unit Par Value balance.
8th Interest payment	Last Business Day of the 99th month after the Pay-Up Date	8% of the amount ascertained in this Capitalization Period. The 2% balance will be incorporated, on this date, into the Unit Par Value balance.
9th Interest payment	Maturity Date	8% of the amount ascertained in this Capitalization Period. The 2% balance will be incorporated, on this date, into the Unit Par Value balance, to be fully paid on this Maturity Date.

4.12.    Amortization of the Unit Par Value

4.12.1. The Unit Par Value or Unit Par Value balance, as the case may be, which already includes the foreign exchange adjustment amounts and the 2% percentage of the Remuneration, applicable during the effectiveness of the Debentures, shall be amortized in one (1) single installment, on the Maturity Date.

4.13.    Convertibility

4.13.1. All Debentures may be converted, at the exclusive discretion of the Debenture Holder, for up to 119,235,379 common shares issued by Issuer, it being certain that the decision regarding the exercise of the conversion shall only be made: (i) on the Pay-Up Date; (ii) within six (6) months counted as of the Pay-Up Date; and (iii) in  twelve (12) months counted as of the Pay-Up Date, it being certain that the request shall be made within thirty (30) days after the Judicial Ratification Date of the Judicial Reorganization Plan for the item (i) and with minimum prior notice of thirty (30) days for items (ii) and (iii) (“Conversion Request” and “Conversion Exercise Date”, as the case may be).

4.13.2. The Debenture Holder is entitled to the right to opt for the conversion of all of its Debentures, on the dates of decision of exercise, with due regard to the provisions in Clause 4.13.1.

4.13.3. The Debenture holder shall express its intention to convert the Debentures by means of the Request for Conversion by the Debenture Holder (“Request for Conversion by the Debenture Holder”).

4.13.4. Each Debenture gives the right to [●] common shares of Issuer.

4.13.5. The common shares issued by Issuer resulting from the conversion of the Debentures (“Conversion Shares”): (i) shall have the same characteristics and conditions and will fully enjoy the same rights and advantages attributed to the common shares issued by Issuer by means of the bylaws, whether currently or in the future; and (ii) shall fully participate in the results distributed, including dividends and interest on net equity declared as of the date of the issuance of such shares.

4.13.6. For all legal purposes, the conversion date shall be (i) Pay-Up Date for the first conversion period; (ii) the date on which it is six (6) months counted as of the Pay-Up Date for the second conversion period; and (iii) the date on which it is 12 months counted as of the Pay-Up Date, for the third conversion period.

4.13.7. The common shares contemplated by the conversion shall be delivered to the Debenture Holder within a period of five (5) business days as of the Request for Conversion by the Debenture Holder, while Issuer undertakes to take all measures required for such purpose, including the relevant annotation and update of the registered share register of Issuer.

4.13.8. The conversion of the Debentures into Conversion Shares shall automatically entail the cancellation of the Debentures, as well as the loss of rights corresponding to the Debentures set out in this Indenture.

4.14.    Place of Payment: All payments corresponding to the principal and to the Remuneration to which the Debentures are entitled shall be made through CETIP, as the Debentures are held in custody at CETIP, or, even, through the Liquidator Bank for the Debenture Holders that do not have their Debentures held in custody at CETIP.

4.15.    Extension of Terms: The terms corresponding to the payment of any obligations shall be extended until the following First (1st) Business Day, if the maturity date coincides with the date on which banks are not open in the place of payment of the Debentures.

4.16.    Default Charges: In addition to the Remuneration of Debentures, if the payment of any sum owed to the Debenture Holders fall on arrears by Issuer, the debts overdue and not paid by Issuer, shall be, regardless of notice, communication or judicial or extrajudicial notification, shall be subject to (i) a conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) interest on arrears of one percent (1%) per month, calculated pro rata temporis from the date of default to the date of the actual payment, both levied on the amount due and not paid (“Default Charges“).

4.17.    Statute of Limitation on the Right to Additions: Without prejudice of the provisions of Clause 4.15 above, if the Debenture Holder does not come forward to receive the amount corresponding to any pecuniary obligations from Issuer on the dates provided for in this Indenture or in any communication published by Issuer in a newspaper indicated in this Indenture, it shall not be entitled to receive the Remuneration and/or Default Charges for the period related to the delayed receipt, but the vested rights shall be assured thereto until the date of the respective maturity or payment.

4.18.    Renegotiation: The Debentures shall not be subject to planned renegotiation.

4.19.    Publicity: All acts and decisions to be taken as a result of the Issue which, in any way, may involve the interests of the Debenture Holders, shall be mandatorily communicated in the form of notice in the Official Gazette of the State of Rio de Janeiro and in the Newspaper “Valor Econômico” (“Notice to the Debenture Holders”), with due regard to the provisions in article 289 of Law 6,404/76.

4.20.    Risk Rating: No risk rating agency shall be hired within the scope of the Issue to ascribe rating to the Debentures.

4.21.    Classification: The Debentures shall be unsecured, with additional collateral, with payment rights equivalent to those of other existing creditors of the same class  who may exist in the future.

CLAUSE V – COMPULSORY EARLY REDEMPTION

5.1.      Compulsory Early Redemption

5.1.1.   Within up to one hundred and fifty (150) days after the end of the financial year, to be counted from the end of the financial year of the year of the Issue of the Debentures, Issuer shall:

(i)        calculate the Cash Sweep for the respective financial year, based on Issuer’s audited financial statements; and

(ii)       use the Cash Sweep of the previous financial year to redeem part of the Debentures and repurchase or repay the debt of the creditors of the Restructured Debt, in a proportional (pro rata) manner, for an amount equivalent to 100% of the respective principal amount, together with the sum of the accrued and unpaid interest, if existing, until the date of the redemption (“Cash Sweep Offering”).

5.1.1.1.            For purposes of this Clause:

“Capital Increase” shall be defined based on the final structure of such capital increase within the scope of the approval of the Judicial Reorganization Plan.

“Restructured Debt” means the restructured debt in accordance with the terms and conditions of the Judicial Reorganization Plan.

“Cash Sweep” means, in the first five (5) financial years counted as of the Judicial Reorganization Plan Ratification Date and provided that the Minimum Cash Balance is reached, the amount of seventy percent (70%) of the Net Revenue from the Sale of Assets, provided that such Sale of Assets exceeds two hundred million US dollars (US$200,000,00.00). As of the sixth (6th) financial year counted as of the Judicial Reorganization Plan Ratification Date, Cash Sweep shall mean the amount of seventy percent (70%) of the Cash Balance that exceeds the Minimum Cash Balance.

“Net Revenue from the Sale of Assets” means the proceeds from the disposal of net assets of the direct costs related to the respective transaction (including costs with legal, accounting and financial advice and sales and commission) and any reallocation of incurred expenses, and duties and taxes paid or payable as a result of the respective disposal of assets.

“Cash Balance” means the sum of the following accounts of the consolidated balance sheet assets: 1.01.01 Cash and Cash Equivalents; 1.01.02 Financial Investments; and 1.02.01.01 Financial Investments at a Fair Value, ascertained in the consolidated annual financial statements of Oi.

“Minimum Cash Balance”, in relation to any financial year, means the greater value between: (1) 25% of the sum of the OPEX and the CAPEX for the respective financial year, calculated on an annual basis in the consolidated annual financial statements of Oi for the respective financial year; or (2) R$ 5 billion. Moreover, any proceeds from a Capital Increase shall be added to the calculation of the Minimum Cash Balance.

5.1.2    The distribution of income within the Cash Sweep Offering shall be proportional to the creditors of the Restructured Debt in accordance with the Judicial Reorganization Plan. Any part of the Cash Sweep that remains after the Cash Sweep Offering may be used in any way that is not prohibited by this Indenture.

CLAUSE VI – EARLY MATURITY

6.1.      Early Maturity. With due regard to the provisions of the Clauses 6.2 to 6.6 of this Indenture, the Fiduciary Agent may declare the early maturity of all obligations included in this Indenture and require the immediate payment by Issuer of the updated Unit Par Value balance of the Debentures plus the  Remuneration, calculated on a pro rata temporis basis since the Issue Date, or from the last Remuneration payment date, whichever occurs last, until the date of its actual payment, without prejudice to the payment of the Default Charges, as the case may be, and to any other amounts potentially owed by Issuer to the Debenture Holders pursuant to this Indenture, upon occurrence of any of the following cases (“Event of Early Maturity“):

(a)        Failure, by Issuer, to pay any pecuniary obligation regarding the Debentures and/or this Indenture on the respective payment date set forth herein, not remedied within thirty (30) consecutive days counted from the date of the respective maturity;

(b)       Breach by Issuer with any non-pecuniary obligation set out in this Indenture, not remedied within sixty (60) consecutive days counted as of the date of communication of said breach (a) by Issuer to the Fiduciary Agent, or (b) by Debenture Holders representing twenty-five percent (25%) of the outstanding Debentures to the Fiduciary Agent and to Issuer,

(c)        The early maturity of any financial obligation of Issuer in an amount greater than one hundred million US dollars (US$100,000,000.00) or an equivalent amount in any other currency;

(d)       Judgment made final and nonappealable or arbitral award, or similar proceedings that concern the cash payment of an amount equivalent to, or greater than, one hundred million US dollars (US$100,000,000.00), or an equivalent amount in any currency, against Issuer or any of its assets, without the occurrence of release or stay with offer of guarantee or pledge within one hundred and eighty (180) days counted as of the respective receipt;

(e)        Request of judicial or extrajudicial reorganization proceedings made by Issuer or one of the Relevant Controlled Companies;

(f)        Receivership or winding-up of Issuer, except if the receivership or winding-up results exclusively from the merger of Issuer and/or any Relevant Controlled Company into any of its affiliates or controlled companies, transformation of the corporate form of Issuer from corporation into limited liability company or delisting as publicly-held company before the CVM;

(g)       Refusal or disagreement by Issuer of compliance with the obligations related to the Debentures included in the Indenture;

(h)       All or substantially all assets of Issuer or of any of its Relevant Controlled Companies are condemned, seized or otherwise expropriated, or the custody of such assets is taken over by any governmental authority or by court decision or Issuer of any of its Relevant Controlled Companies ceases to exercise the usual control over a substantial portion of its assets for sixty (60) consecutive days or more;

(i)        In case any of the following events occurs (i) declaration of bankruptcy by Issuer; (ii) filing for voluntary bankruptcy by Issuer; and (iii) filing for bankruptcy of Issuer by a third party which has not been cancelled or challenged in good faith by Issuer, seeking the suspension of the respective request within ninety (90) days;

(j)        transformation of Issuer into a limited liability company, in accordance with articles 220 to 222 of the Corporation Law;

(k)       cancellation, revocation or termination of any documents related to this Emission;

(l)        lack of compliance, on the part of Issuer or on the part of any of its Relevant Controlled Companies, during the term of effectiveness of the Debentures, with laws, rules and regulations, including of an environmental nature, which affect or may affect, in a material manner, the ability of Issuer to fully and faithfully comply with its obligations related to the Issue, except those that are under dispute on a judicial or extrajudicial level, in good faith, by Issuer and/or by its Relevant Controlled Companies, as the case may be; and

(m)      disposal, tendering of guarantee or creation of any kind of lien or encumbrance over any of the assets or right of Issuer to any third parties, except (a) in order to tender guarantees in judicial or administrative proceedings; (b) if in favor of controlling, controlled companies, affiliates or under common control with Issuer, (c) in case of disposal of assets or rights, if conducted on an arm’s length basis, (d) in the ordinary course of business of Issuer; or (e) by means of the direct or indirect disposal of the assets listed in Exhibit 6.1(m); and provided that such disposal, tendering of guarantee or creation of lien or encumbrance over assets or rights of Issuer do not affect the compliance with the obligations of Issuer towards the Debenture Holders;

6.2.      The Fiduciary Agent shall not be charged for the knowledge of any Event of Early Maturity or knowledge of any remedy for any Event of Early Maturity, unless (i) an authorized responsible party or agent of the Fiduciary Agent with direct responsibility for the management of this Indenture has knowledge of a fact of such Event of Early Maturity, or (ii) a written notification of such Event of Early Maturity has been delivered to such authorized responsible party of the Fiduciary Agent by Issuer or any of the Debenture holders.

6.3.      If any of the other events of Early Maturity set forth in Clause 6.1 above occurs, the Fiduciary Agent shall, including for purposes of the provisions set out in Clauses 9.6 and 9.6.1 below, call, within five (5) Business Day after the date when the occurrence thereof is ascertained, a GMD, to be held within the minimum term set out in law. If, at said GMD, Debenture Holders representing at least seventy-five (75%) of the outstanding Debentures, decide for considering the early maturity of the obligations arising from the Debentures, the Fiduciary Agent shall declare the early maturity of the obligations arising from the Debentures; otherwise, or in case of no instatement upon second call, of the aforementioned GMD, the Fiduciary Agent shall not declare the early maturity of the obligations resulting from the Debentures.

6.4.      Upon occurrence of the following events of Early Maturity set out in Clause 6.1 above, items (e), (f), (i) and (j) the obligations arising from the Debentures shall become automatically overdue, regardless of notice or notification, whether judicial or extrajudicial.

6.5.      Upon occurrence of the early maturity of the obligations arising from the Debentures, Issuer undertakes to redeem all the outstanding Debentures, with their consequent cancellation, upon payment of the outstanding debt balance of the Unit Par Value of the outstanding Debentures, plus the  Remuneration, calculated on a pro rata temporis since the  Issue Date until the actual payment date, without prejudice to the payment of the Default Charges, as applicable, and any other amounts potentially owed by Issuer pursuant to this Indenture, within a period of three (3) Business Days counted as of date of declaration of the early maturity, under penalty of, if not doing so, being required to make the payment of the Default Charges.

6.6.      Upon occurrence of the early maturity of the obligations arising from the Debentures, the proceeds received as payment of the obligations arising from the Debentures, as they are received, shall be immediately invested in the repayment or, if possible, settlement of the debt balance of the obligations arising from the Debentures. In case the proceeds received as payment of the obligations arising from the Debentures are not sufficient to simultaneously settled all obligations arising from the Debentures, such proceeds shall be imputed in the following order, so that one the amount corresponding to the first item have been settled, the proceeds are allocated to the immediately following item, and so on:

(i)                 any amounts owed by Issuer pursuant to this Indenture (including the remuneration and the expenses incurred by the Fiduciary Agent), other than the amounts to which items (ii) and (iii) below refer;

(ii)                Remuneration, Default Charges and all other charges due in accordance with the obligations arising from the Debentures;

(iii)             the outstanding debt balance of the Unit Par Value of the outstanding Debentures. Issuer shall remain liable for the outstanding balance of the obligations arising from the Debentures that have not been paid, without prejudice to the addition of Remuneration, Default Charges and other charges levied on the outstanding balance of the obligations arising from the Debentures while unpaid; Issuer hereby represents that it is a certain and Net Debt, which can be charged through extrajudicial collection or by means of a judicial enforcement process.

6.7.      Waiver or Prior Temporary Pardon. Notwithstanding the provisions in this Clause 6, Issuer may, at any time, convene a GMD so the latter may resolve upon the waiver or prior temporary pardon (prior waiver request) of any Event of Early Maturity set out in Clause 6.1 above, which will depend on approval of Debenture Holders holding at least two-thirds (2/3) of the outstanding Debentures.

CLAUSE VII – ADDITIONAL OBLIGATIONS OF ISSUER

7.1.      Special Obligations of Issuer. Without prejudice to all the other obligations set out in this Indenture and in the applicable legislation and regulation, until full settlement of the Debentures (for as long as the outstanding debt balance of the Debentures is not fully paid), Issuer and its Relevant Controlled Companies, as the case may be, shall comply with the following obligations:

(i)        Issuer shall timely and duly pay all amounts owed thereby pursuant to the Debentures and this Indenture;

(ii)       Pursuant to Bankruptcy Law 11,101/05, Issuer shall maintain, and cause its Relevant Controlled Companies to maintain, their corporate existence  and all necessary records and shall take all measures in order to maintain all rights, advantages, titles, properties, franchises and alike necessary or convenient for the ordinary course of business, activities or operations, it being certain that such obligations shall not require that Issuer or any  of its Relevant Controlled Companies maintain such rights, advantages, properties, franchises or alike or require that Issuer preserves the corporate existence of any of its Relevant Controlled Companies, in case the failure to comply with such obligations (i) does not result in an adverse material effect on Issuer and its Relevant Controlled Companies as a whole or (ii) does not result in an adverse material effect on the rights of the Debenture Holders or is not prohibited by this Indenture;

(iii)      Issuer shall always maintain, and shall cause its Relevant Controlled Companies to maintain, as valid, effective and in perfect order and full effect all authorizations and licenses required so that they continue offering telecom services, such as the services provided on the Issue Date, except if the lack of maintenance of such authorizations and licenses does not cause an adverse material effect on Issuer and its Relevant Controlled Companies as a whole. In case the authorizations and/or licenses are no longer essential in order to provide the telecom services, Issuer may, in accordance with the legislation in force, cease to maintain such authorizations and/or licenses;

(iv)      The debentures shall be deemed unsecured obligations, with additional collateral, and not subordinated of Issuer and Issuer shall cause the debentures to have a rating at least equal to other future and existing Indebtedness of Issuer (with the exception of the obligations with a priority as a result of the law); except in case other Indebtedness that have more seniority than the debentures for reasons related to the encumbrances permitted pursuant to the obligations described in item “Encumbrance Creation Restriction”;

(v)       Issuer shall notify the Fiduciary Agent, as soon as possible and, in any case, within ten (10) business days after Issuer is made aware of the occurrence of any Event of Early Maturity;

(vi)      Encumbrance Creation Restriction. Issuer shall not be responsible or undertake any encumbrance, or permit that its Relevant Controlled Companies also undertake encumbrance in relation to any Indebtedness, unless such Indebtedness is guaranteed pari passu with the Debentures (“Encumbrance Creation Restriction”).

Such restriction shall not apply to:

a.         Any existing encumbrance on the Issue Date, any encumbrance that guarantees the Debentures or any other encumbrance granted in accordance with the Judicial Reorganization Plan of the Oi Group;

b.         Any encumbrance over any property or asset (including assets of any person) that is acquired, built or improved by Issuer or any of its Relevant Controlled Companies after the  Issue Date, which has been created, incurred or undertaken simultaneously to, or within 12 months after, said acquisition (or in case of any property built or improved, after the conclusion or start of a commercial operation of such property, whichever occurs last) in order to guarantee or arrange the payment of any portion of the acquisition price of such property or the costs of that construction or improvement (including adjustment costs, interest during construction and financing costs), provided that the encumbrance is not granted over any other property of Issuer or of its Relevant Controlled Companies, other than the real estate where the property was built or where the improvement is located;

c.         Any encumbrance in any property or asset that guarantees the financial obligations owed to a Public Creditor;

d.         Easements, rights-of-way and other encumbrances (“real property encumbrances”) over the title of the real property that does not cause a loss to the sale of the encumbered property, does not materially reduce its value or does not adversely affect the use of such property in its purposes, both individually or jointly when considered jointly with all the existing encumbered real properties at a given time;

e.         Any encumbrance over any existing property or assets at the time of their acquisition that have not been created as a result of, or in connection with, or in anticipation of, such acquisition (unless such encumbrance has been created to secure or arrange the payment of any portion of the acquisition price of such property);

f.         Any encumbrance over any property or asset acquired from a company, or any other Person that has been subject to a merger with, or incorporated into Issuer or its Relevant Controlled Companies, or any existing encumbrance over the property of a company or any other Person that existed at the time such company became an Issuer’s Relevant Controlled Company and, in any case, that has not been created as a result of, or in connection with, or in anticipation of, any transaction (unless such encumbrance has been created to guarantee or make the payment of any portion of the acquisition price of such company);

g.         Any encumbrance that only guarantees the Indebtedness owed by any Issuer’s Relevant Controlled Company, to one or more Issuer’s Relevant Controlled Companies or to Issuer and one or more of its Relevant Controlled Companies;

h.         Any extension, renewal or substitution (or successive extensions, renewals or substitutions), in whole or in part, of any encumbrance related to the previous paragraphs (a) to (g) inclusive, provided that the principal amount of the guaranteed Indebtedness  does not exceed the principal amount of the guaranteed Indebtedness plus any premium, costs and expenses in connection with such extension, renewal or substitution, and that such extension, renewal or substitution is limited, in whole or in part, to the property contemplated by the extended, renewed or substituted encumbrance (plus the improvements on such property);

i.          Any encumbrance arising from the law (including a court decision) in the ordinary course of business;

j.          Any encumbrance guaranteeing Hedge Agreements or similar transactions;

k.         Any encumbrance over receivables transferred to a Receivables Management Controlled Company or assets from a Receivables Management Controlled Company, in any case, incurred as a result from a Receivables Transaction;

l.          Any encumbrance guaranteeing Indebtedness in an amount no greater than five billion (R$ 5,000,000,000.00) (or equivalent amount in other currencies), in a single installment, provided that the proceeds from such Indebtedness be used for CAPEX;

m.        Any encumbrance of Issuer or any of its Relevant Controlled Companies  that is not established in paragraphs (a) to (l) above and that guarantee an Indebtedness which, when jointly with other current Indebtedness guaranteed by all the other encumbrances of Issuer and its Relevant Controlled Companies, pursuant to this letter (m) (jointly with any sale transaction with lease (as defined below) which could be prohibited by provisions of this Indenture described below in section “Sale and Leaseback Transaction Restriction” does not exceed 12.5% of the Total Consolidated Assets.

(vii)     Issuer shall not enter into, or allow its Relevant Controlled Companies to enter into, any Sale and Leaseback Transaction in relation to any property of such person (“Sale and Leaseback Transaction Restriction”), unless:

a.         Issuer or the Relevant Controlled Companies be authorized, pursuant to the provisions of this Indenture established in the concept of “Encumbrance Creation Restriction” (including any exception to the restrictions described herein), to issue, undertake or guarantee the Indebtedness guaranteed by an encumbrance over any property without equally and proportionally guarantee the debentures; or

b.         Issuer or the Relevant Controlled Company shall apply or cause the application of, in case of sale or transfer in cash, an amount equivalent to the respective net receivables, and in case of sale or transfer other than in cash, an amount equivalent to the market fair value of the leased property, for reimbursement, within twelve (12) months after the actual date of the Sale and Leaseback Transaction, of any Indebtedness of Issuer with seniority at least equal to that of the Debentures and owed to another Person in addition to Issuer or any of its Relevant Controlled Companies or for construction or improvement of real property or property used by Issuer, or any of its Relevant Controlled Companies, in the ordinary course of business.

These restrictions shall not apply to:

i.          transactions that have a lease term, including renewals, of at least three (3) years;

ii.         transaction between Issuer and any of its Relevant Controlled Companies or between that Relevant Controlled Companies of Issuer; and

iii.        transactions involving the sale of commercial establishments, or similar properties, or other properties the sale of which are not restricted by any concession or governmental authorization.

(viii)    Indebtedness Restriction: (a) Issuer shall not incur, and allow any of its Relevant Controlled Companies to incur, whether directly or indirectly, in any Indebtedness; provided that, however, regardless of the provisions above, Issuer and its Relevant Controlled Companies may incur in Indebtedness if, on this date, the Issuer’s Debt Service Coverage Ratio is greater than, or equivalent to, 1.75 to 1,0.

(b)       Regardless of clause (a) above, Issuer or any Relevant Controlled Company may, at any time, incur in all or any of the following Indebtedness (“Permitted Indebtedness”):

(1)       Indebtedness in relation to the Debentures;

(2)       other Indebtedness of Issuer and its Relevant Controlled Companies to become due on the Issue Date or issued in accordance with the provisions of the Reorganization Plan;

(3)       Guarantees of Issuer or any Relevant Controlled Company for any Indebtedness of Issuer or any other Relevant Controlled Company, permitted in accordance with this Indenture;

(4)       Hedge Agreements entered into by Issuer or by any of its Relevant Controlled Companies in the ordinary course of business;

(5)       Indebtedness between Issuer and any Controlled Company or between any Relevant Controlled Companies;

(6)       Indebtedness of Issuer or any of its Relevant Controlled Companies that results in the payment by a bank or another financial institution of a check, withdrawal or another similar instrument (including overdraft fully paid until the closing of business on the day on which such overdraft was incurred) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness shall be extinguished within ten (10) Business Days counted as of its nonoccurrence;

(7)       Indebtedness of Issuer or any of its Relevant Controlled Companies that constitutes reimbursement obligations in relation to credit letters issued for the account of Issuer of any Relevant Controlled Company to provide guarantee in compensation requests from workers, payment obligations in connection with insurance reserve or similar requirements in the ordinary course of business;

(8)       Indebtedness consisting of enforcement, proposal, surety or other similar obligations, guarantees of materialization and reimbursement obligations incurred by Issuer or any Relevant Controlled Company in the ordinary course of business that guarantees the enforcement of contractual, franchising, concession or license obligations of Issuer or of any Relevant Controlled Company (in each case, except an obligation by cash loan);

(9)       Indebtedness of Issuer or any of its Relevant Controlled Companies to the extent that net income thereof is immediately used to redeem or repurchase the Debentures in whole or in part or deposited to settle or pay off the Debentures, in each case in accordance with this Indenture;

(10)     Refinancing of Indebtedness in relation to:

(A)      Indebtedness (except Indebtedness owed to Issuer or any Controlled Company of Issuer) incurred pursuant to the provisions of clause (a) above (it being understood that not Indebtedness owed on the Issue Date was incurred in accordance with the provisions of clause (a) above); or

(B)      Indebtedness incurred pursuant to the provisions of subclauses (1), (2) or (12) or this subclause (10) (in each case, excluding the Indebtedness owed to Issuer or a Controlled Company);

(11)     Indebtedness resulting from agreements of Issuer or a Relevant Controlled Company that establishes indemnification, purchase price adjustment or similar obligations, in each case, incurred in connection with the disposal of any business, assets or Controlled Company, except Guarantees of Indebtedness incurred by any Person that acquires all or any portion of such business, assets or Controlled Company for the financing of such acquisition; provided that the total maximum liability in relation to all of such Indebtedness does not exceed at any time the gross revenue effectively received by Issuer and its Relevant Controlled Companies in connection with such disposal.

(12)     Indebtedness (x) of Issuer or of a Relevant Controlled Company incurred to finance an acquisition or (y) of Persons that are acquired by Issuer or by any of its Relevant Controlled Companies or incorporated into Issuer or a Relevant Controlled Company in accordance with the provisions of this Indenture; and provided that, after effecting such acquisition and such Indebtedness:

(A)      Issuer could incur in at least US$ 1.00 of additional Indebtedness pursuant to the provisions da clause (a); or

(B)      the Debt Service Coverage Ratio of Issuer is greater than, or equivalent to, the Debt Service Coverage Ratio of Issuer immediately before such acquisition;

(13)     (A) Indebtedness of Issuer in connection with any Receivables Transaction or (B) obligations pursuant to the provisions of agreements for receivable discounts in the ordinary course of business, in each case in a in rem sale transaction without right of set-off to Issuer or its Relevant Controlled Companies that would not need to be rated and accounted for as debt in accordance with the Brazilian GAAP);

(14)     Obligations of Capitalized Lease and Monetary Indebtedness of Purchase from Issuer or any Relevant Controlled Company in an aggregate principal amount due at any time that does not exceed the greater of (A) one billion US dollars (US$1,000,000,000.00) and (B) and 5% of the Total Consolidated Asset, due at any time;

(15)     Indebtedness related to a Sale and Leaseback Transaction to the extent that such Sale and Leaseback Transaction falls under the “Sale and Leaseback Transaction”;

(16)     Indebtedness consisting of (A) financing of insurance premium, (B) minimum consumption obligations in supply agreements, or (C) obligation related to insurance reserve or compensation requests by worker, in each case in the ordinary course of business;

(17)     Guarantees related to obligations towards suppliers, announcers, licensers, artists, franchisees or similar Persons (except Indebtedness Guarantees) in the ordinary course of business;

(18)     Indebtedness resulting from the endorsement of instruments for collection or deposit in the ordinary course of business;

(19)     Short term Indebtedness, of no more than 30 days, incurred in the ordinary course of business of Issuer and its Relevant Controlled Companies, with banks or financial institutions, related to usual banking agreements to manage the cash balance of Issuer and its Relevant Controlled Companies;

(20)     Indebtedness in one or more credit lines or working capital financing that does not exceed the greater of (A) one billion US dollars (US$1,000,0000,00.00) and (B) 5% of the Total Consolidated Asset, due at any time; and

(21)     in addition to the Indebtedness mentioned in subclauses (1) to (20) above and the Indebtedness incurred in accordance with clause (a), Indebtedness of Issuer or of any Relevant Controlled Company in an aggregated principal amount that does not exceed the greater between (A) one billion US dollars (US$1,000,000,000.00) and (B) and 5% of the Total Consolidated Assets, due at any time.

(c)        For purposes of determining the principal amount due of any specific Indebtedness incurred pursuant to the provisions of this clause and in accordance therewith:

(1)       the principal amount of any Indebtedness item shall be counted only once, and any obligation arising out of any Guarantee, encumbrance, credit letter or similar instrument that supports such Indebtedness incurred in conformity with such clause shall be disregarded;

(2)       in case an Indebtedness item meets the criteria of more than one category of Permitted Indebtedness described above or may be incurred pursuant to the provisions of (a) and also meets the criteria of one or more categories described in subclauses (b)(1) to (21), Issuer may even, at its own discretion, divide and classify such Indebtedness item in a manner that is in conformity with this clause, and may, from time to time, divide and classify again such Indebtedness item in any manner that such item could be incurred at the time of such re-classification;

(3)       the Indebtedness Permitted by this clause does not need to be permitted solely by reference to a provision that allows such Indebtedness, but may be partly permitted by this provision and partly by one or more provisions of this clause that permit such Indebtedness;

(4)       the Indebtedness amount issued at a price lower than the principal amount thereof shall be equivalent to the amount of the liability in relation to which it is determined in accordance with the Brazilian GAAP;

(5)       any Guarantees of, or obligations in relation to credit letters or similar instruments to, any Indebtedness that is otherwise included in the determination of any specific value of Indebtedness shall not be included; and

(6)       the provision of interest, increase or repayment of discount of original  issuance, payment of interest over any Indebtedness in the form of additional Indebtedness with the same terms, reclassification of preferred shares as Indebtedness due to a change in the accounting  principles, re-classification of accounts payable as Indebtedness and the payment of dividends over preferred share of Relevant Controlled Companies in the form of additional shares of the same class of preferred share of Relevant Controlled Companies shall not be deemed an Indebtedness occurrence for the purposes of this clause; provided that, in each one of these cases, the amount of any provision, increase or payment shall be included in a Consolidated Financial Expense of Issuer as established.

(d)       For purposes of determining compliance with any restriction expressed in US dollars regarding the occurrence of Indebtedness, the equivalent principal amount in US dollars of Indebtedness expressed a non US currency shall be calculated based on the relevant foreign exchange rate in effect on the date on which such Indebtedness of revolving credit, or, in case of revolving credit Indebtedness, first committed; provided that if such Indebtedness is incurred to refinance another Indebtedness expressed in a non-US currency, and if such refinancing causes the applicable restriction expressed in US dollars to be exceeded if calculated at a relevant foreign exchange rate in effect on the date of such refinancing, such restriction expressed in US dollars shall be deemed not exceeded provided that the principal amount of such Refinancing Indebtedness does not exceed the principal amount of the Indebtedness that is being refinanced. The principal amount of any Indebtedness incurred to refinance another Indebtedness, if incurred in a currency other than that of the Indebtedness that is being Refinanced shall be calculated based on the foreign exchange rate applicable to the currencies in which such Refinancing Indebtedness is expressly on the date of such refinancing.

(e)        regardless of any other provision in this clause, the maximum Indebtedness amount the Issuer or any Relevant Controlled Company may incur into pursuant to the provisions of this clause shall not be deed a surplus solely as a result of fluctuations in foreign exchange rates or currency values.

(f)        a change in the Brazilian GAAP that results in an obligation existing at the time of such change, not previously rated as Indebtedness, becomes Indebtedness, it shall not be deemed an occurrence of Indebtedness for purposes of determination of this clause.

(g)       the amount of any Indebtedness owed on any date shall be:

(1)       the increased amount of the Indebtedness, in case of any Indebtedness issued with a discount of the original Issue;

(2)       the Indebtedness principal amount, in case of any other Indebtedness; and

(3)       in relation to the Indebtedness of another Person guaranteed by a Lien over assets of the specified Person, whichever is lower between:

(A)      the Market Fair Price of such assets on the date of the determination; and

(B)      the Indebtedness amount of the other Person.

(ix)      Restriction to Payment of Dividends: Issuer and any of its Relevant Controlled Companies shall not declare or make the payment of any dividends, capital return or make any other payment or distribution on (or related to) the shares of the share capital or of any Relevant Controlled Company (including any payment in relation to any merger or consolidation involving Issuer or any Relevant Controlled Company), except for:

(A)      dividends, capital return or other distributions, pursuant to the bylaws of Issuer;

(B)       dividends, capital return or other distributions exclusively for Issuer and/or Relevant Controlled Company;

(C)       dividends, distribution or capital return carried out ratable to Issuer and its Relevant Controlled Companies, on the one part, and to the minority holders of the Share Capital of a Relevant Controlled Company, on the other part (or at least in a proportional manner for the minority shareholder);

(D)      payments or distributions by Issuer or any Relevant Controlled Company to dissenting shareholders in accordance to the applicable legislation related to merger, incorporation, acquisition transactions conducted upon or after the Issue Date and which are not prohibited in accordance with this Indenture;

(E)       any payment of dividends made in accordance with the Judicial Reorganization Plan or as determined by the applicable legislation.

Issuer and its Relevant Controlled Companies shall only make any dividend distribution to their shareholders in accordance with the provisions below:

a.         By the sixth (6th) anniversary of the Issue Date, they shall not make any payment of dividends;

b.         From the sixth (6th) anniversary of the Issue Date onwards, they shall be authorized to pay dividends only if Net Debt/EBITDA ration is equal to, or lower than, two (2) after the end of the relevant financial year.

For purposes of this, “Net Debt” shall be defined as the Total Consolidated Debt deducted from the Cash and Cash Equivalents.

(x)       Corporate Reorganization Restriction: Issuer shall not, in one or in a series of transactions, consolidate, create a merger with, incorporate or be incorporated by any Person or dispose of, transfer or rent all or substantially all Total Consolidated Assets for any person, except:

a.         If Issuer is the remaining company or if the Person formed by such consolidation or wherein Issuer is incorporated or acquires or rents the properties and assets of Issuer (“Issuer’s Successor”) is a company organized and validly existing in accordance with the laws of Brazil the United States or any of its States or the District of Columbia or any other OECD (Organization for Economic Cooperation and Development)  member and undertakes all obligations of Issuer in accordance with this document; or

b.         Immediately after this transaction has taken effect, no noncompliance or Early Maturity Event has occurred or is in course; or

c.         If Issuer or Issuer’s Successor, as applicable, has delivered to the Fiduciary Agent a certificate, along with a legal opinion that all the conditions precedent required by this Indenture for the performance of this transaction have been met/ complied with; or

d.         if it has been secured to those Debenture holders that wish so, during a minimum period of six month counted as of the date of publication of the corporate acts related to the transaction, the redemption of the Debentures they hold, upon payment of the debt balance of the Unit Par Value, plus the Remuneration, calculate pro rata temporis, (since the Issue Date or  the immediately preceding  Remuneration payment date, as the case may be, until the actual payment date); or

e.         Through the following corporate reorganization transactions:

(i)        Merger of Oi Internet S.A. into Issuer or Telemar or Oi Móvel;

(ii)       Merger of Oi Móvel into Telemar or Issuer;

(iii)      Merger of Telemar into Issuer;

(iv)      Merger of Paggo Administradora Ltda. into Oi Móvel;

(v)       Merger of Brasil Telecom Comunicação Multimídia Ltda. into Telemar or Issuer;

(vi)      Business combination seeking the consolidation of the Brazilian telecom market;

(vii)     Merger of Copart 4 into Telemar;

(viii)    Merger of Copart 5 into Issuer;

(ix)      Merger or assets transfer from SEREDE – Serviços de Rede S.A. into one or more Debtors;

(x)       Merger or assets transfer from Rede Conecta Serviços de Rede S.A. into one or more Debtors;

(xi)      Any reorganization that does not cause a relevant adverse material effect in the companies integrating the Oi Group and that does not substantially modify the business nature of the companies integrating the Oi Group.

(xi) Issuer shall provide to the Fiduciary Agent:

(a)        within one (1) Business Day after the date when they are made, notices to the Debenture Holders;

(b)       immediately after its awareness of receipt, as the case may be, the submission of a copy of any correspondence or notification, whether judicial or extrajudicial, received by Issuer related to an Event of Default; and

(c)        within ten (10) Business Days counted as of the date of the respective request, an answer to any doubts of the Fiduciary Agent regarding any information that may be reasonably requested thereto;

(xii) Issuer shall maintain up-to-date its registration as publicly-held company at CVM and make available to its shareholders and Debenture Holders, at least on a quarterly basis, the consolidated financial statements set out in article 176 of the Corporation Law, with due regard to the rules on the disclosure of information determined by the legislation and the CVM’s rules;

(xiii)    Issuer shall inform the Liquidator Bank of any early payment as a result of the provisions contained in Clause 5.1 or 5.2 above, at least two (2) Business Days in advance of the date scheduled for the respective early payment;

(xiv)    Issuer shall structure and maintain an adequate and efficient service to the Debenture Holders, in order to ensure an efficient treatment of the Debenture holders, and may use, for such purpose, a structure and bodies intended to serve its shareholders or hire an authorized financial institution to provide such service;

(xv)     Issuer shall hire and maintain hired, at its own expense, those service providers inherent to the obligations set out in this Indenture, including, but not limited to, the Fiduciary Agent, the Bookkeeping Agent and the Liquidator Bank;

(xvi) Issuer shall make, as long as so requested by the Fiduciary Agent, the payment of the reasonable and duly proven expenses incurred by the Fiduciary Agent and, whenever possible, agreed in advance with Issuer pursuant to Clause 9.4 below;

(xvii)   Issuer shall immediately notify the Fiduciary Agent of the call of any GMD by Issuer;

(xviii)  Issuer shall immediately convene a GMD to resolve upon any of the matters that are in the interest of the Debenture Holders, in case the Fiduciary Agent does not do so within the applicable term;

(xix)    Issuer shall attend the GMD, whenever requested;

CLAUSE VIII – SUSPENSION OF OBLIGATIONS

8.1.      Starting on the date of an Event of Suspension of Obligations and ending on a Reversal Date (as defined below) (said period being referred to as “Suspension Period”) with regard to the Debentures, the obligations listed below shall no longer be applicable to the Debentures (“Suspended Obligations”):

(1)       Early annual redemption with Cash Sweep;

(2)       Dividend Payment Restriction;

(3)       Indebtedness Restriction;

(4)       Corporate Reorganization Restriction.

8.2.      Upon each one of the Reversal Dates, the Indebtedness incurred during a Suspension Period shall be classified as having occurred in accordance with item (a) or with one of the subitems of item (b) of the Obligations contained in the clause regarding Indebtedness Restriction (considering that such Indebtedness were permitted on the Reversal Date or after the realization of an Indebtedness prior to the Suspension Period and that were still undue on the Reversal Date). In case such Indebtedness is not permitted in accordance with clause (a) and (b) of the Obligations contained in the clause regarding Indebtedness Restriction, such Indebtedness shall be deemed due on the  Issue Date, being classified as permitted in accordance with the Indebtedness Restriction Clause.

8.3.      During each Suspension Period, no compliance, Event of Early Maturity or breach of any clause shall be deemed as existing, in accordance with the terms of this Indenture. Issuer and all of its Relevant Controlled Companies shall be fully exempt from any responsibility for any acts or events taken or incurred during the Suspension Period or, even, any contractual obligations prior to a Reversal Date (as if, during this time period, such acts, events or contractual obligations were permitted).

8.4.      During any time period, in case two (2) rating agencies rate Issuer as investment grade and no noncompliance or Event of Early Maturity has occurred, the obligations listed in clause 8.1 shall be suspended (“Event of Suspension of Obligations”). If, on any subsequent date (“Reversal Date”), one (1) or both rating agencies cancel the investment grade or reduce the ratings of Issuer below the investment grade, the Suspended Obligations shall be again applicable. Issuer shall notify the Debenture Holders by means of a letter sent to the Fiduciary Agent of the occurrence of an Event of Suspension of Obligations or the Reversal Date.

ARTICLE IX – FIDUCIARY AGENT

9.1.      Issuer hereby appoints and constitutes as Fiduciary Agent of the Issue, the Fiduciary Agent, identified in the preamble to this Indenture, which signs as such and hereby, and pursuant to law, accepts the appointment to, under the law and this Indenture, represent the joining of the Debenture Holders representing that:

a.         it is a financial institution duly organized, incorporated and existing as a joint-stock company, pursuant to the Brazilian laws;

b.         it is duly authorized and has obtained all authorizations, including the legal, corporate and regulatory ones and those from third parties, as applicable, necessary to execute this Indenture and the fulfillment of all obligations set forth herein, all legal, corporate and regulatory requirements and those from third parties necessary therefor having been fully satisfied;

c.         the legal representative(s) of the Fiduciary Agent who sign this Indenture have, as the case may be, corporate and/or delegated powers to undertake, on behalf of the Fiduciary Agent, the obligations set out herein, and being attorneys-in-fact, have legally granted powers, while the respective powers of attorney are in full effect;

d.         this Indenture and the obligations set forth herein are lawful, valid, binding and effective obligations of the Fiduciary Agent, enforceable pursuant to its terms and conditions;

e.         the execution, the terms and conditions of this Indenture and compliance with the obligations set out herein (a) do not violate the bylaws of the Fiduciary Agent; (b) do not violate any agreement or instrument of which the Fiduciary Agent is part and/or by means of which any of its assets is subject; (c) do not violate any legal or regulatory provision to which the Fiduciary Agent and/or any of its assets is subject; and (d) do not violate any administrative, judicial or arbitral order, decision or judgment that may affect the Fiduciary Agent and/or any of its assets;

f.         accepts the duty to which it was appointed, fully undertaking the duties and attributions set out in the specific legislation and in this Indenture;

g.         knows and fully accepts this Indenture and all of its terms and conditions;

h.         verified the veracity of the information contained in this Indenture, based on the information provided by Issuer, it being certain that the Fiduciary Agent did not conduct any independent or additional procedure to verify the veracity of the information submitted;

i.          it is aware of the applicable regulations enacted by the BACEN and the CVM;

j.          it does not, under the penalties of law, have any legal impediment, pursuant to article 66, paragraph 3, of the Corporation Law, CVM Ruling No. 583, of December 20, 2016, as amended, or, in case of amendment, that which may replace it (“CVM Ruling 583“), and other applicable standards, to exercise the duties conferred upon it;

k.         it is not in any of the situations of conflict of interest set out in article 6 of CVM Ruling 583;

l.          it has no connection to the Issuer that prevents it from exercising its duties;

m.        shall ensure equal treatment to all Debenture Holders.

9.2.      The Fiduciary Agent shall exercise its duties as of the date of execution of this Indenture or any potential addendum related to the substitution, and must remain in the exercise of its duties until the full settlement of all obligations pursuant to this Indenture, or until its effective substitution.

9.3.      In case of absence, temporary impediments, resignation, intervention, judicial or extrajudicial liquidation, bankruptcy or any other case of vacancy or substitution of the Fiduciary Agent, the following rules apply:

a.         the Debenture Holders shall have the option, after the closing of the Offering, to replace the Fiduciary Agent and appoint its substitute, at a GMD especially called to such end;

b.         if the Fiduciary Agent is unable to continue to carry out its duties due to circumstances that are supervening to this Indenture, it shall immediately inform the Debenture Holders of such fact, requesting its replacement, as well as calling a GMD to such end;

c.         if the Fiduciary Agent resigns from its duties, it shall remain exercising it until a substitute institution is appointed by the Issuer and approved by the GMD and effectively takes over the duties;

d.         a GMD shall be held, within thirty (30) days after the event that determines it, to choose the new fiduciary agent, which meeting may be called by the Fiduciary Agent to be replaced himself, by the Issuer, by Debenture Holders representing at least ten percent (10%) of the outstanding Debentures, or by the CVM; if the call is not made within fifteen (15) days prior to the end of the term set forth herein, it shall be incumbent upon the Issuer to make it, and the CVM may appoint a provisional substitute for as long as the process of choice of the new fiduciary agent is not finished;

e.         the substitution of the Fiduciary Agent (a) shall be subject to prior communication to the CVM and its pronouncement regarding the compliance with the requirement set out in CVM Ruling 583; and (b) if on a permanent basis, it shall be the subject matter of an addendum to this Indenture;

f.         the payments to the substitute Fiduciary Agent shall be made ratably to the period of the actual service provision;

g.         the substitute fiduciary agent shall be entitled to the same  Remuneration received by the previous one, if (a) the Issuer has not agreed to the new amount of  Remuneration of the fiduciary agent proposed by the GMD referred to in item c above; or (b) the GMD referred to in item c above does not resolve on the matter;

h.         the substitute fiduciary agent shall, immediately after its appointment, inform it to the Issuer and to the Debenture Holders, under Clauses 4.19 and 11; and

i.          the rules and precepts enacted by the CVM apply to the cases of substitution of the Fiduciary Agent.

9.4.      For the performance of the duties and attributions incumbent thereon, under the law and this Indenture, the Fiduciary Agent or the institution that may replace it as such:

a.         shall receive a  Remuneration:

i.          of [•] Reais (R$ [•]) per year, owed by Issuer (without prejudice to the Surety), with the first installment of the  Remuneration being due on the fifth (5th) Business Day counted as of the execution date of this Indenture, and the others, on the same date of the subsequent years, until the maturity of the  Issue, or for as long as the Fiduciary Agent represents the interests of the Debenture Holders;

ii.         annually adjusted, since the payment date of the first installment, according to the variation of the IGPM (General Market Price Index), or any index that may replace it, calculated on a pro rata temporis basis, if necessary;

iii.        plus the Tax on Services of Any Nature – ISSQN, the Contribution to the Social Integration Program – PIS, the Social Security Financing Contribution – COFINS and any other taxes and expenses that may be applicable to the Remuneration owed to the Fiduciary Agent, at the rates in effect on the dates of each payment, except for the Tax on Income and Proceeds of Any Nature – IR;

iv.        due until the maturity, redemption or cancellation of the Debentures and even after their maturity, redemption or cancellation in case of participation of the Fiduciary Agent in the collection of any default related to the Debentures and not remedied by Issuer, in which cases the Remuneration owed to the Fiduciary Agent shall be calculated ratably to the months of participation of the Fiduciary Agent, based on the amount of item i above, adjusted pursuant to item ii above;

v.         plus, in case of default in its payment, regardless of notice, notification or judicial or extrajudicial notification, concerning the amounts in default, (i) default interest at one percent (1%) a month, calculated pro rata temporis since the date of default until the actual payment date; (ii) default fine, irreducible and of non-compensatory nature, of two percent (2%); and (iii) monetary update according to the IGPM, calculated pro rate temporis since the date of default until the actual payment date; and

vi.        carried out by means of a deposit into the checking account to be indicated in writing by the Fiduciary Agent to the Issuer, with the deposit slip being used as proof of payment settlement;

b.         shall be reimbursed by Issuer (without prejudice to the Surety) for all expenses in which it provenly incurs to protects that rights and interests of the Debenture Holders or to realize its credit, within ten (10) days counted as of the date of delivery of the copy of the evidentiary documents in this regard, provided that the expenses have been, wherever possible, approved by Issuer, which shall be deemed approved in case Issuer does not pronounce itself within five (5) Business Days counted as of the date of receipt of the respective request by the Fiduciary Agent, including expenses with:

i.          publication of reports, call notices, notices, notifications and others, as set out in this Indenture, and others that may be required by the applicable regulations;

ii.         certificate extracts;

iii.        transportation, travels, food and accommodation, when necessary for the performance of its duties pursuant to this Indenture;

iv.        expenses with photocopies, scanning and submission of documents;

v.         expenses with telephone contacts and conference calls;

vi.        expenses with specialists, such as audits and inspection; and

vii.       hiring of legal advice to the Debenture Holders;

c.         may, in case of noncompliance on the part of the Issuer with the payment of the expenses to which items “a“ and “b“ above refer for a period longer than thirty (30) days, request to the Debenture Holders an advance for the payment of reasonable expenses with legal, judicial or administrative procedures in order to protect the interests of the Debenture Holders, which expenses shall be, wherever possible, approved in advance and advanced by the Debenture Holders, in the proportion of their credit, and, subsequently, reimbursed by Issuer (without prejudice to the Surety), it being certain that the expenses to be advanced by the Debenture Holders, in the proportion of their credit, include expenditure related to attorney’s fees of third parties, court deposits, costs and judicial fees in actions filed by the Fiduciary Agent or resulting from actions filed against it in the exercise of its duty, or even that causes losses or financial risks thereto, as a representative of the pool of the Debenture Holders; any expenses, court deposits and costs resulting from the loss of suit expenses in court actions shall be equally borne by the Debenture Holders as well as its  Remuneration, the Fiduciary Agent may request a guarantee of the Debenture Holders for coverage of the risk of loss of suit; and

d.         the credit of the Fiduciary Agent for expenses incurred to protect the rights and interests or realize credits of the Debenture Holders that has not been settled as set forth in item c above shall be added to the Issuer’s debt, having preference over it in the payment order.

9.5.      In addition to others set out in law, in the CVM regulations and in this Indenture, the following are duties and attributions of the Fiduciary Agent:

a.         to take full responsibility for the services contracted, under the legislation in force;

b.         to fund all expenses arising from the enforcement of its services, including all present or future municipal, state or federal taxes, due as a result of the execution of its services, with due regard to the provisions in this Indenture; and (b) all civil, labor and/or social security charges;

c.         to protect the rights and interests of the Debenture Holders, using, in the exercise of its duties, the care and diligence that every active and reputable person employs in the management of their own assets;

d.         to resign from its duties in case a conflict of interest arises, or any other form of inaptitude;

e.         to safeguard all of the bookkeeping, mail and other papers connected to the fulfillment of its duties;

f.         to verify, upon accepting the position, the veracity of the information found in this Indenture, ensuring diligence so that any omissions, errors or defects of which it is aware are cured;

g.         to promote, at the competent bodies, in case Issuer fails to do so, the registration and/or enrollment of this Indenture and respective annotations in the addenda to such instruments, remedying gaps and irregularities that may exist therein, without prejudice to the occurrence of non-compliance with the non-pecuniary obligation; in this case, the registry office shall notify the management of Issuer so that the latter provides the necessary indication and documents;

h.         to verify the observance of the frequency of the provision of the mandatory information, warning the Debenture Holders of any possible omissions or inaccuracies contained in said information;

i.          to issue an opinion regarding the sufficiency of the information contained in the proposals for changes to the conditions of the Debentures;

j.          to request, whenever it deems necessary for the proper performance of its duties, updated certificates of Issuer, which are necessary and pertinent, from civil distributors, offices of the Public Treasury, protest registry offices, Lower Labor Courts, Office of the Attorney-General of the Treasury, or criminal distributors, as the case may be, where the headquarters of the main establishment of Issuer is located;

k.         to request, when it considers necessary, extraordinary due diligence at the Issuer, at the expenses of the latter;

l.          to convene, when necessary, a general meeting of Debenture Holders (GMD) pursuant to this Indenture;

m.        to attend the GMDs in order to provide information requested thereto;

n.         to prepare, within the legal period, an annual report intended for the Debenture Holders, pursuant to article 68, paragraph 1, item (b), of the Corporation Law, which shall contain at least the information below, and Issuer shall, for such purpose, send all financial information, corporate acts and organizational chart of the corporate group of Issuer (which shall contain the controlling companies, the controlled companies, the companies under common control, affiliates, and the members of the control block) and all the other information necessary for the preparation of the report that may be requested by the Fiduciary Agent, which shall be duly sent within thirty (30) days prior to the end of the period for the report to be made available:

i.          a possible omission or inaccuracy of which it becomes aware, contained in the information disclosed by the Issuer, or also a default on or delay of the mandatory provision of information by the Issuer;

ii.         amendments to the Bylaws of Issuer occurring during the period;

iii.        comments on the Issuer’s consolidated financial statements, focusing on the economic, financial and capital structure indicators of the Issuer;

iv.        position of the Offer or placement of the Debentures in the market;

v.         redemption, amortization, renegotiation and payments of Remuneration made during the period, as well as acquisitions and sales of Debentures made by Issuer;

vi.        overseeing of the allocation of funds raised through the Debentures, according to the information obtained from the Issuer’s managers;

vii.       list of assets and values possibly delivered to its management;

viii.      compliance with all the other obligations undertaken by Issuer pursuant to this Indenture;

ix.        existence of other issuances of debentures, whether public or private, made by Issuer and/or by an affiliate, controlled or controlling company, or company of the same economic group of Issuer where it has acted as fiduciary agent in the period, as well as the following data on said issuances set forth in Exhibit 15, article 1, item XI, items (a) to (f) of CVM Ruling 583; and

x.         statement on its aptitude to continue to occupy the position of fiduciary agent;

o.         to make the report available to which item n above refers within a maximum period of four (4) months counted as of the end of each financial year of Issuer, at least at the Issuer’s principal place of business, in the offices of the Fiduciary Agent and at CETIP;

p.         to publish, at the expense of Issuer (without prejudice to the Surety), pursuant to this Indenture, announcement communicating to the Debenture Holders that the report to which item “n” above refers is available in the locations indicated in item “o” above;

q.         to keep the list of Debenture Holders and their addresses up-to-date, including in relation to the Issuer, the Bookkeeping Agent, the Liquidator Bank and CETIP, and in order to comply with the provisions set forth in this item, the Issuer and the Debenture Holders, as soon as they subscribe, pay-up or acquire the Debentures expressly and hereby authorize the Bookkeeping Agent, the Liquidator Bank and CETIP to comply with any requests made by the Fiduciary Agent, including those pertaining to the disclosure, at any time, of the Debenture position and their respective Debenture Holders;

r.          to coordinate the draw of the Debentures to be redeemed in the cases set out in this Indenture, if applicable;

s.         to inspect compliance with the clauses included in this Indenture, including any positive and negative covenants;

t.          to notify the Debenture Holders, if possible individually or, in case it is not possible, pursuant to this Indenture, within five (5) Business Days counted as of the date on which the Fiduciary Agent became aware of any noncompliance, by Issuer, with any obligation set out in this Indenture, indicating the location where it will provide clarifications to the major interested parties, it being certain that a communication of equal content shall be sent to Issuer, the CVM and CETIP;

u.         to disclose the information referred to in item “n” above, letter “ix”, on its website as soon as it becomes aware thereof; and

v.         to disclose to the Debenture Holders and all the other market participants, on its website and/or customer service center, on each Business Day, the debt balance per unit of the Debentures, calculated by Issuer jointly with the Fiduciary Agent.

9.6.      In case of noncompliance by Issuer with any of its obligations set out in this Indenture as applicable, the Fiduciary Agent shall use, any and all action to protect the rights or defend the interests of the Debenture Holders, and shall, for such purpose:

a.         to declare, in observance of the conditions in this Indenture, the obligations arising from the Debentures to have matured early and to collect the principal and ancillary amounts thereof;

b.         if there are no security interests, to petition for bankruptcy of the Issuer;

c.         to take any other measures necessary for the Debenture Holders to realize their credits; and

d.         to represent the Debenture Holders in bankruptcy, insolvency (if applicable), judicial or extrajudicial reorganization proceedings or, if applicable, extrajudicial intervention or liquidation of the Issuer.

9.6.1.   The Fiduciary Agent shall only be exempted from the responsibility for the non-adoption of measures contemplated in Clause 9.6 above, if the GMD is convened, it authorizes it through resolution of the Debenture Holders, respecting the applicable quorum. In the event of Clause 9.6 above, letter d, the resolution by the majority of the outstanding Debentures shall be sufficient.

9.7.      The Fiduciary Agent shall not be obliged to make any check to the accuracy of any document or record it deems to be authentic and which has been sent thereto by the Issuer or by third parties upon the latter’s request, to substantiate its decisions, and it shall not be held liable for the drafting of said documents, the drafting of which shall remain under the legal and regulatory obligation of the Issuer, under the applicable legislation.

9.8.      The Fiduciary Agent shall not issue any type of opinion or make any judgment on the guidance regarding any fact of the  Issue the definition of which is incumbent upon the Debenture Holders, pursuant to Clause 10 below, and shall solely undertake to act in compliance with the instructions transmitted thereto by the Debenture Holders, pursuant to Clause 10 below, and in accordance with the attributions conferred thereupon by law, by Clause [=] above and by the other provisions of this Indenture. In this respect, the Fiduciary Agent does not have any responsibility over the result or over the legal effects resulting from strict compliance with the guidance from the Debenture Holders transmitted thereto as defined by the Debenture Holders, pursuant to Clause 10 below, and reproduced before the Issuer.

9.9.      The performance of the Fiduciary Agent is limited to the scope of CVM Ruling No. CVM 583, the applicable articles of the Corporation Law and this Indenture, and the Fiduciary Agent is exempted, in any form or under any pretext, from any additional responsibility there has not resulted from the applicable legal and regulatory provisions or from this Indenture.

CLAUSE X – GENERAL MEETING OF DEBENTURE HOLDERS

10.1.    The Debenture Holders may, at any time, hold at a GMD, as set forth in article 71 of the Corporation Law, in order to resolve on matters of interest to the group of Debenture Holders.

10.1.1  The provisions in the Corporation Law regarding general meetings of shareholders shall be applicable, as the case may be, to the GMD.

10.2.    Call Notice and Instatement. The GMD may be called (a) by Issuer; (b) by the Fiduciary Agent or (c) by Debenture Holders representing at least ten percent (10%) of the Debentures.

10.2.1. The call of the GMD shall be made by an announcement published at least three (3) times in the newspapers indicated in this Indenture, in compliance with the other rules connected to the publication of announcements to call general meetings, contained in the Corporation Law, in the applicable regulations and in this Indenture

10.2.2. The GMDs shall be held within a minimum period of eight (8) days counted as of the date of the first publication of the call notice. Any GMD on second call may only be held within at least five (5) days after the date of publication of the new call notice.

10.2.3. Regardless of the formalities set forth in the applicable legislation and in this Indenture, a GMD shall be considered regular when attended by the holders of all Outstanding Debentures.

10.2.4. The GMD shall be convened, at first call, with the presence of holders of at least half of the outstanding Debentures and, at second call, with any quorum.

10.2.5. In case the Debenture Holders do not appear on first call at the GMD, a new call notice shall be mandatory, it being certain that the absence of a quorum upon second call, as set out in Clause 10.2.4 above, or the abstention, shall not be deemed as a prohibition of the Debenture Holders to the resolutions of item 10.4.5 below.

10.3.    Presiding Board. The presidency of the GMD shall be incumbent upon the Debenture Holder elected by the majority of the Debenture holders present therein, while it shall be at the discretion of the president to appoint a secretary for the GMD.

10.4.    Resolution Quorum. Upon the resolutions of the GMD, each outstanding Debenture shall be entitled to one vote, the appointment of an attorney-in-fact being admitted, whether Debenture Holder or not.

10.4.1. For purposes of the creation of all installation quorums and/or resolution of any GMD set out in this Indenture, those Debentures: (i) held in treasury by Issuer; or (ii) owned by: (a) companies controlled by Issuer, and (b) managers of Issuer, including, but not limited to, persons directly or indirectly related to any of the aforementioned persons, including their spouses, partners or relatives up to second (2nd) degree, shall not be considered.

10.4.2. Without prejudice to specific quorums established in this Indenture and in the applicable legislation, the resolutions of the GMDs shall depend upon approval of Debenture Holders that hold at least two-thirds (2/3) of the outstanding Debentures, except where otherwise set out in this Indenture.

10.4.3. The presence of the legal representatives of Issuer at the General Meetings of Debenture Holders shall be optional, it being certain that the Debenture Holders may discuss and resolve without the presence of the latter, if they wish so.

10.4.4. The provisions in Law 6,404/76, regarding the general meetings of shareholders shall apply, where applicable, to the GMDs. In any event, any and all GMD shall always be held during business hours and, preferably, at Issuer’s main offices, it being possible to hold the GMD at a different location.

10.4.5. Any resolutions taken by the Debenture Holders, at GMDs, within the scope of their legal authority, with due regard to the quorum required in this Indenture, shall be binding upon all holders of outstanding Debentures, regardless of their attendance at the GMDs or votes cast at the respective GMDs.

10.5     The Fiduciary Agent shall attend the general meetings of Debenture Holders and provide the Debenture Holders with the information requested therefrom.

ARTICLE XI – MISCELLANEOUS

11.1.    Communications. Communications to be sent to Issuer pursuant to this Indenture shall be submitted to the following address:

To Issuer:

Oi S.A. – Under Judicial Reorganization

Rua Humberto de Campos, 425 – 8° andar

CEP: 22430-190, Rio de Janeiro – RJ

Attn.: Mr. [•]

Phone.: 55 21 [•]

E-mail: [•]

To the Fiduciary Agent:

[Name]

[address]

CEP: [•], Rio de Janeiro – RJ

Attn.: Mr. [•]

Phone.: 55 [•]

11.1.1. Any communications to be sent to Issuer or to the Fiduciary Agent pursuant to this Indenture, if made by fax or electronic mail shall be deemed to have been received on the date of their submission, provided that their receipt is confirmed by an indication (receipt printed by the machine used by the sender, by telephone confirmation), and the respective originals shall be sent within 5 Business Days after the submission of the message; if sent by mail, communications shall be deemed delivered when received  as registered mail or with “notice of receipt“ sent by post or telegram.

11.1.2. The communications shall be deemed received when delivered, upon notice or “return receipt“ issued by the Brazilian Post Office, by fax or telegram at the addresses below. The communications made by facsimile or electronic mail shall be considered received on the date they are sent, provided that the receipt thereof is confirmed by means of an indication (receipt issued by the machine used by the sender). The change of address of Issuer shall be communicated to the Fiduciary Agent.

11.2.    Applicable Law. This Indenture shall be construed and governed by the laws of Brazil.

11.3.    Extrajudicial Enforcement Instrument. This Indenture and the Debentures constitute extrajudicial enforcement instruments pursuant to the provisions of items I and II of article 784 of Law No. 13,105, of March 16, 2015 (Code of Civil Procedure).

11.4.    Irrevocability; Successors. This Indenture is hereby signed on an irrevocable and irreversible basis, binding Issuer and the Debenture Holders, their respective heirs and successors.

11.5.    Severability of the Provisions of the Indenture. If any of the provisions of this Indenture is deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, and the Issuer and the Debenture Holders shall undertake, in good-faith, to replace the affected provision with another which, to the extent possible, produces the same effect.

11.6.    Right to Waiver. No waiver of any of the rights arising out of this Indenture is hereby assumed. Forbearance, whether express or implied, on the part of the Debenture Holders, towards the default or noncompliance with any obligation on the part of Issuer shall not entail a novation.

11.7.    Assignment of the Debentures. Issuer and the Debenture Holders hereby acknowledge that the Debenture Holders shall not assign the Debentures, in whole or in part, without the need of prior express authorization of Issuer and upon prior communication. Nevertheless, in case of partial or total assignment of the Debentures, the assign of the Debentures shall become entitled to all rights described in this Indenture, as well as all obligations, and must agree, upon acquisition of the Debentures, with all the terms and conditions described in this Indenture. Any assignment of the Debentures to third parties shall not cause, in any way, any additional Lien to Issuer and the Debenture Holders.

11.8.    Dispute Resolution. The courts of the city of Rio de Janeiro are hereby elected as the forum conveniens to settle any disputes arising out of this Indenture, with the express exclusion of any other, however special or privileged it may be.

11.9     Definitions. Any terms defined in this Indenture that are not expressly defined in the Clauses included in this Indenture, shall have the meaning below:

“Affiliate” means any Person that, directly or indirectly, by means of one or more intermediary controls, controls, is controlled or is under common control. Exclusively for the purposes of this definition, the term “control” means the possession, whether direct or indirect, of power to instruct or arrange the instruction of the administration and the policies of such Person, both through the possession of voting right set out in an agreement or otherwise; it being established that the enjoyment of 10% or more of the voting shares shall be deemed as controlled. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control” have related meanings.

“Consolidated Total Assets” means the total value of the consolidated assets of Issuer and its consolidated Controlled Companies, as defined as “total Assets” in Oi’s consolidated balance sheet, at the end of the most recently ended financial quarter or complete annual period for which the financial statements published by Issuer are available.

“Liquidator Bank” means the [•]

“B3 – UTVM CETIP21” means negotiation platform CETIP21, run by CETIP.

“Cash and Cash Equivalents” means any of the following:

(1)       any investment in direct obligations of Brazil, the United States or any agency of said Obligations Guaranteed by Brazil , the United States or any agency thereof, it is established that the Relevant Controlled Companies shall be authorized to made Investments in direct obligations of the country wherein the Relevant Controlled Companies are located, regardless of the classification of any said obligations and provided, further, that Issuer shall make its best continuous efforts to transfer any said Investments in direct obligations of a country, based on the provision immediately above, to another Cash Equivalent;

(2)       the investments in a trust account, deposit certificates and monetary deposits in the market issued by a bank or trust created based on the laws of the United States, of any State of the United States, or any other foreign country recognized by the United States that has capital, surplus and total undivided interest in excess of US$ 500,000,000 (or an equivalent amount in a foreign currency) the long term debt of which is rated as “A” (or similar equivalent rating) or higher by, at least, one nationally recognized statistical rating organization (as defined in Standard 436, based on the Securities Law) (hereinafter referred  to as “Permitted Financial Institution”), it being established that the Relevant Controlled Companies shall be authorized to invest in trust accounts, deposit certificates and monetary deposit in the market, in banks and trusts created in the country wherein said Relevant Controlled Company is located, regardless of long term debt rating as “A” (or similar equivalent rating) or higher by, at least, one nationally recognized statistical rating organization (as defined in Standard 436, based on the Securities Law) and it being further established that Issuer shall make its best continuous efforts to transfer any said Investments based on the immediately above provision, into another Cash Equivalent;

(3)       repurchase obligations with a minimum term of 30 days for underlying securities of the kinds described in clause (1) above, signed in a banking meeting, in accordance with the qualifications described in clause (2) above;

(4)       investments into on demand deposits or commercial instruments with maturity no more than 270 days after the acquisition date issued by a company (except for an Affiliate of Issuer) organized and existing based on the laws of the United States, Brazil or any other foreign country recognized by the United States, with rating at the time of the completion of any said Investment as “P-1” (or higher), according to Moody’s Investors Service, Inc. and any other successor to its rating agency business (“Moody’s”) or “A-1” (or higher) according to Standard & Poor’s, a division of  The McGraw-Hill Companies, Inc., and any successor to its rating agency business (“S&P”) (or similar equivalent rating, including similar equivalent ratings in foreign countries);

(5)       investments in securities with maturity within 12 months or less, counted as of the acquisition date issued or fully guaranteed by any State, municipality or territory of the United States, or by any political subdivision or tax authority thereof, and rated as, at least, “A” by S&P or “A” by Moody’s (or such similar equivalent rating);

(6)       investments into securities within 12 months or less, counted as of the acquisition date issued or guaranteed by Brazil;

(7)       deposit certificates, banker’s acceptance and term deposits issued or guaranteed or realized, as well as any monetary trust accounts in the market or offered by any office of any Financial Institution Permitted in Brazil or in the United States; and

(8)       investments in monetary funds in the markets substantially for all assets that constitute the Investments of the types described in clauses (1) to (7) above.

“CAPEX” means investments made to acquire physical assets or services that will expand Oi’s capacity (consolidating its controlled companies) to generate profit. It is an abbreviation for “capital expenditure”.

“Share Capital” means, any and all shares (including interest in companies), acquisition rights, guarantees, options, benefits or other equivalent to, or participation in (however it may be referred to) capital, including each class of preferred share, limited liability interest or interest in companies, excluding any debt instruments convertible in such capital.

“CETIP” means Cetip S.A. – Mercados Organizados.

“Hedging Agreements” means the obligations under any agreement relating to any swap, option, future market transactions, index transaction, currency transaction, cap transaction, floor transaction, collar transaction or any other similar transaction, in each case, for purposes of hedging or capping against Brazilian inflation, interest rates, currency or commodity price fluctuations.

“Controlled Company” means, any other legal entity wherein more than fifty percent (50%) of the outstanding voting shares, whether directly or indirectly, held by such Person and one or more than its Controlled Companies (or a combination thereof).

“Receivables Controlled Company” means a fully Controlled Company of Issuer (or any other company wherein Issuer or any other Relevant Controlled Company makes an Investment and to which Issuer or one or more than its Relevant Controlled Companies transfers receivables or related assets) which does not perform any activity except in connection with the financing of receivables, which is referred to by Issuer as a Receivables Controlled Company, which satisfies the following conditions:

(1)       no portion of the Indebtedness or of any other obligations (whether contingent or otherwise) (A) is Guaranteed by Issuer or any other Relevant Controlled Company that is not a Receivables Management Controlled Company (excluding guarantees of obligations (except the Indebtedness principal and interest thereon) pursuant to the Securitization Obligations), (B) is a fund for or binds Issuer or any other Relevant Controlled Company (that is not a Receivables Controlled Company) in any way, except pursuant to the terms of the Securitization Obligations, or (C) subjects any property or asset of Issuer or any other Relevant Controlled Company (that is not a Receivables Controlled Company), whether directly or indirectly, in a contingent manner or otherwise, for the satisfaction thereof, except pursuant to the provisions of the Securitization Obligations;

(2)       neither Issuer nor any other Relevant Controlled Company (other than a Receivables Management Controlled Company) has any relevant agreement, contract, arrangement or understanding (except Standard Securitization Obligations) with the Receivables Management Controlled Company; and

(3)       neither Issuer nor any other Relevant Controlled Company (other than a Receivables Management Controlled Company) has towards the Receivables Management Controlled Company any obligations to maintain or preserve the financial condition of such legal entity or cause such legal entity to achieve certain levels of operating results.

“Relevant Controlled Company” means any Company under Judicial Reorganization.

“Public Creditor” means (i) any Brazilian governmental financial institution, agency or development bank (or any other bank or financial institution representing or acting as agent for any institutions, branches or banks), including, but not limited to, the Brazilian National Economic and Social Development Bank - BNDES (including loans from the Studies and Project Financer - FINEP), FINAME (Special Industrial Financing Agency), Banco do Nordeste S.A. and related systems, (ii) any foreign or multilateral governmental financial institution, export credit agency or credit insurance agency or similar agencies, bank or entity (or any other bank or financial institution representing or acting as agent for any institutions, agencies or banks), including, but not limited to, the World Bank, the International Finance Corporation and the Inter-American Development Bank and (iii) any governmental authority from jurisdictions in which Issuer or any of its Relevant Controlled Companies conduct business (or any bank or financial institution representing or acting  as agent for such governmental authority).

“Pay-Up Date” means the date on which the Debentures are paid up, that is on [•].

“Consolidated Financial Expense” means, in any period, without duplicity, the sum of the consolidated expense with interest of Issuer for the Period of Four Quarters on any of their debts acquired through loans payable in cash (paid or capitalized) to the extent that such expense was deducted (and not added again) from the calculation of the consolidated operational result.

“Business Day” means any when the banks work in the City of Rio de Janeiro.

“Attributable Debt” in relation to a Sale and Leaseback Transaction means, on the date of determination, the current value (deducted at the interest rate implied in the Sale and Leaseback Transaction) of the total obligations of the lessee for the payment of rent during the remaining lease period, included in such Sale and Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Leaseback Transaction results in a Capitalized Lease Obligation, the Indebtedness amount represented thereby shall be determined in accordance with the definition of “Capitalized Lease Obligation”.

“Total Consolidated Debt” means Oi’s consolidated Indebtedness.

“EBITDA“ means, for the last four (4) and consecutive financial quarters of Issuer, each an “accounting period“, the sum (without any duplicity) (i) of the result before the taxes on the consolidated profit for a certain accounting period (adjusted by the extraordinary profits or losses); (ii) of the following factors deducted for the purposes of determining the result before taxes on profit: (1) consolidated depreciation and amortization occurred in that same accounting period; (2) consolidated financial expenses deducted from the consolidated financial revenues. It represents the routine EBITDA, as presented in the management report included in the consolidated financial statements of Oi.

“Indebtedness” means without duplication:

(1)       the principal amount and/or interest of any current and future Indebtedness;

(A)      in relation to cash loan;

(B)       evidenced by instruments, notes, debentures or similar instruments or credit letters or bank acceptance (or, without duplication, reimbursement agreement in relation thereof);

(C)       representing the deferred and unpaid balance of the property acquisition price (including Capitalized Lease Obligations), except (i) such balance that constitutes a payable trade acceptance bill or similar obligation for a trade acceptance bill creditor, in each case provisioned in the ordinary course of business and (ii) liabilities provisioned in the ordinary course of business the purchase price of which is owed more than twelve (12) months after the date of placement of the property in service or receipt and transfer of the instrument thereof; or

(D)      representing net obligations in accordance with any Hedge Agreements;

If and to the extent to which any Indebtedness above (except credit letters and Hedge Agreements) appears as a liability in a balance sheet (excluding the footnotes thereof) of such Person, prepared in accordance with the Brazilian GAAP;

(2)       if not otherwise included, any obligation of such Person to take responsibility for, or pay, as obligor, guarantor or otherwise, the obligations of the kind referred to in clause (1) of a third party (irrespective of such items appearing in the balance sheet of such obligor or guarantor), except by endorsement of negotiable instrument for collection in the ordinary course of business; and

(3)       if not otherwise included, any obligation of the kind referred to in clause (1) of a third party guaranteed by an Encumbrance over any asset held by such first Person, irrespective of such Indebtedness being undertaken by such first Person;

if and to the extent that any of the preceding items (except credit letters and Hedge Agreements) appear as a liability in a balance sheet of the Person specified, prepared in accordance with the Brazilian GAAP).

Regardless of the foregoing, in connection with the purchase by Issuer or by any Relevant Controlled Company of any business, the term “Indebtedness” shall exclude payment adjustments subsequent to the closing to which the buyer may be entitled to the extent that such payment depends on the enforcement of such business after the closing; provided that, however, upon closing, the amount of such payment cannot be determined and, to the extent that such payment is fixed and subsequently determined, the amount shall be paid within 30 days after such moment.

For the avoidance of any doubt, “Indebtedness“ shall not include any obligations towards any Person in relation to the “Fiscal Recovery Program - REFIS,“ the “Special Tax Installment Payment Program – State REFIS“ and the “Special Installment Payment Program - PAES“, any other agreement for payment of taxes entered into with any Brazilian governmental entity, as well as any payment obligations towards the regulatory agencies and/or any other payment agreement that is owed to any creditor who, prior to the Judicial Reorganization Ratification Date was not considered in the calculation of Indebtedness.

“Acquired Indebtedness” means existing Indebtedness upon the moment a company becomes a Relevant Controlled Company or upon the moment it is merged into or consolidated with Issuer or any of its Relevant Controlled Companies or taken over by Issuer or any Relevant Controlled Company in connection with the acquisition of assets of such Person. It shall be deemed an Acquired Indebtedness the moment such Person becomes a Relevant Controlled Company or upon the moment it is merged into or consolidated with Issuer or a Relevant Controlled Company or upon the moment such Indebtedness is taken over in connection with the acquisition of assets of such Person.

“Refinancing Indebtedness” means Indebtedness of Issuer or of any Relevant Controlled Company issued to refinance any other Indebtedness of Issuer or of a Relevant Controlled Company existing on the Issue Date or incurred in accordance with this Indenture, including Indebtedness that refinances Refinancing Indebtedness, provided that:

(1)       the aggregated principal amount (or the initial increased amount, if applicable) of such new Indebtedness on the date of such proposed Refinancing does not exceed the aggregated principal amount (or initial increased amount, if applicable) of the Indebtedness that is being Refinanced (plus the value of any premium that is required to be paid in accordance with the provisions of the instrument that governs such Indebtedness and the amount of the reasonable expenses incurred by Issuer in connection with such Refinancing);

(2)       such new Indebtedness has:

(A)      a Weighted Average Term for Maturity that is equivalent to, or longer than, the Weighted Average Term for Maturity of the Indebtedness that is being Refinanced; and

(B)       a Declared Maturity that is not prior to the Declared Maturity of the Indebtedness that is being Refinanced; and

(3)       if the Indebtedness that is being refinanced is a Subordinated Indebtedness, then such Refinancing Indebtedness shall be subordinated to the Debentures at least to the same extent and in the same manner as the Indebtedness that is being refinanced.

“Purchase Monetary Indebtedness” means Indebtedness:

(1)       consisting of the deferred purchase price of an asset, conditional sale obligations, obligations in accordance with any domain reservation agreement and other purchase monetary obligations; or

(2)       incurred (within a term of 365 days as of such purchase) for purposes of financing the entire or any portion of the purchase price (including in case of commercial lease or lease), or other costs related to a project, construction, installation or improvement of any asset;

Provided that the aggregated principal amount of such Indebtedness shall not exceed such purchase price of such assets and the cost incurred in such project, construction, installation or improvement, including any Refinancing of such Indebtedness that does not increase the aggregated principal amount (or an increased value, if lower) thereof on the Refinancing date.

“Subordinated Indebtedness” means, in relation to Issuer or any Relevant Controlled Company, any Indebtedness of Issuer or of such Relevant Controlled Company, as the case may be, which is expressly subordinated to a right to payment of the Debentures pursuant to the provisions of a written agreement for such purpose.

“Indenture” means this Indenture of Issue of Debentures.

“Indenture of Issue of Convertible Debentures 2” means the other issuance of convertible debentures issued on this same date pursuant to the provisions of the Judicial Reorganization Plan.

“Guarantee” means any obligation, whether contingent or otherwise, of any Person that guarantees, directly or indirectly, any Indebtedness of any Person, and any obligation, whether direct or indirect, contingent or otherwise, of such Person:

(1)       to purchase or pay (or anticipate or provide funds for the purchase or payment of) such Indebtedness (whether it results from partnership agreements, or agreements to guarantee funds, buy assets, properties, securities or services, to consume an established minimum, or to maintain conditions of financial statement or otherwise); or

(2)       executed for purpose of guaranteeing in any other way the payment of the Indebtedness or to protect such creditor from a loss related thereto (in whole or in part);

However, the term “guarantee” shall not include endorsements for the collection or deposit in the ordinary course of business. The term “Guarantee”, when used as a verb, shall have a related meaning.

“Encumbrance” means mortgage, pledge, security interest, lien, encumbrance or charges of any kind (including, but not limited to, any sale condition or another agreement for property reservation or lease or any other agreement to give any security interest).

“Oi Group” means Issuer and its Controlled Companies.

“Debt Service Coverage Ratio” means the sum of interest of the Total Consolidated Debt paid in the last and consecutive four (4) financial quarters. Such calculation excludes any foreign exchange and monetary variations of debt and cash and, lastly, the expenses arising from provisions, which did not have an impact on the consolidated cash flow of Issuer, but only an accounting record.

“Notes” means the issuance of securities abroad, within the scope of the Judicial Reorganization Plan.

“Capitalized Lease Obligations” means the obligations according to a lease, which must be rated and accounted for as a capitalized lease in accordance with the Brazilian GAAP and the Indebtedness amount represented by such obligations on any given date, shall be the capitalized amount of such obligation such date, determined in accordance with the Brazilian GAAP; and the Declared Maturity thereof shall be on the date of the last rent payment or any other amount owed in accordance with such lease prior to the first date on which shall lease is paid early by the lessee without the payment of a fine.

“Securitization Obligations” means representations, warranties, obligations and indemnifications entered into by Issuer or any Relevant Controlled Company that are reasonably normal in the securitization of transactions with receivables.

“Secured Obligations” means the obligations included in this Indenture, in the Indenture of  Issue of Convertible Debentures 2 and in the Notes.

“Receivables Transaction“ means any transaction or series of transactions that may be entered into by Issuer or by any Relevant Controlled Company according to which Issuer or any Relevant Controlled Company may sell, convey or otherwise transfer to (a) one Receivables Management Controlled Company (in case of a transfer by Issuer or any Relevant Controlled Company), or (b) any other Person (in case of a transfer by a Receivables Management Controlled Company), or may transfer an indivisible interest into, or grant a security interest in, any Receivable (whether existing now or created in the future) of Issuer or of any Relevant Controlled Company and any asset related thereof, including, but not limited, all guarantees that secure such receivables, all agreements and all guarantees and other obligations related to the accounts receivables, proceeds from such receivables and other assets that are usually transferred, or in relation to which guarantee rights are usually granted, in connection with transactions entailing the securitization of assets involving receivables.

“Sale and Leaseback Transaction” means any agreement with any Person (except Issuer or a Relevant Controlled Company), or of which such Person is part, establishing the lease to Issuer or a Relevant Controlled Company, for a period longer than three year, of any property or asset that is or must be sold or transferred by Issuer or such Relevant Controlled Company (except Issuer or a Relevant Controlled Company) that has advanced or must advance funds in order to guarantee such leased property or asset.

“OPEX” means the result of the continuous costs that a company has to keep running. It means operational expenditure.

“Person” means any individual, partnership, joint-stock company, limited liability company, business trust, mixed company, trust, association, joint venture, or any country or government, any state, province or other political subdivision thereof, any central bank (or similar regulatory and monetary authority) in this respect, and any entity exercising executive, legislative, judicial, regulatory or administrative duties or in connection with the government.

“Judicial Reorganization Plan“ means the Judicial Reorganization Plan of the Debtors ratified by the 7th Lower Business Court of the Judicial District of the Capital City of the State of Rio de Janeiro on [•], as amended and modified from time to time, in accordance with its terms, establishing the terms and the conditions for the restructuring of debt of Issuer and the Debtors, and establishing actions to be adopted by the Debtors to overcome the financial issues of the Debtors and guarantee its continuity as active companies, including, but not  limited to, (1) the restructuring and balance of its liabilities; (2) actions during the judicial reorganization created to obtain new funds; and (3) the potential sale of the fixed assets.

“Weighted Average Term for Maturity” means, when applied to any Indebtedness on any date, the number of years obtained through the division

(1)       of the sum of the products obtained by the multiplication:

(A)      of the amount of each then remaining installment, repayment fund, serial maturity or other required payment of the principal, including payment on a final maturity, in relation to such Indebtedness, by

(B)       the number of years (calculated to nearest one-twelfth) that will elapse between such date and the actual date of such payment, by

(2)       the aggregated principal amount then due of such Indebtedness.

“Brazilian GAAP” means, as defined by Issuer from time to time (1) generally accepted accounting principles adopted in Brazil, determined in accordance with the corporation law, the laws issued by the relevant authorities, including CVM and the technical analyses issued by the Brazilian Accountancy Institute; or (ii) International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as the case may be, as they are in effect from time to time and consistently applied.

“Receivable” means a right to receive payment resulting from a sale or lease of assets or the execution of services wherein someone is required to pay for assets or services in accordance with terms that would allow the purchase of such assets and credit rights, including, but not limited to, any ownership items that would be classified as “account”, “bond“, “intangible payment“ or “instrument“, in accordance with the Uniform Commercial Code and any supporting obligations.

“Net Operating Revenue” means in any period, the total consolidated net revenue for such period deducting the sale and service costs, as well as the operating revenues and expenses, but, for avoidance of any doubt, before the addition or deduction of any financial revenue, financial expenses or taxes.

“Debt Service” means the sum of interest of the Total Consolidated Debt paid in the last and consecutive four (4) financial quarters. Such calculation excludes any foreign exchange and monetary variations of debt and cash and, lastly, the expenses arising from provisions, which did not have an impact on the consolidated cash flow, but only an accounting record.

“Foreign Exchange Rate” means the selling closing rate of the Business Day immediately prior to date of filing of the Plan at the Judicial Reorganization Court in USD/BRL and EUR/BRL, as applicable, disclosed by the Central Bank on its website, in the section “Cotações e Boletins” (Exchange Rates and Bulletins), option “Closing Exchange Rates of all Currencies on one Date”, or any other rate that may replace it, and the closing selling rate of the Business Day immediately prior to the date of filing of the Plan at the Judicial Reorganization Court in EUR/USD, disclosed on Bloomberg information system.

“Market Fair Value/Price” means, in relation to any assets, the price (for the avoidance of doubt, it takes into account any liability in connection with the related asset) that would be paid by a willing buyer to a willing seller that is not affiliated in a commercial transaction that does not involve the attachment of assets or coercion of any party, determined in good faith by the Board of Directors of Issuer (except if otherwise established in the Indenture).

“Declared Maturity” means, with respect to any Indebtedness, the date specified in such Indebtedness as the fixed dated on which the final payment of the principal amount of such Indebtedness is due and payable, including, in relation to any principal amount that is then due and payable pursuant to the provisions of any compulsory redemption provision, the date specified for the payment thereof (but excluding any provision that established repayment, redemption or repurchase obligations in relation to such Indebtedness upon occurrence of any contingency, except if such contingency has occurred).

“Asset Sale” means any sale, conveyance, lease, transfer or other spin-off or any other transaction or another disposal (or series of related sales, leases, transfers or disposals) by the Issuer or any Relevant Controlled Company, including any disposal by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposal’), of:

(1)       any shares of the Share Capital of the Issuer or any Relevant Controlled Company (other than directors’ qualifying shares or shares required by the applicable law to be held by a Person other than the Issuer or a Relevant Controlled Company);

(2)       all or substantially all of the assets of any division or business line of the Issuer or any Relevant Controlled Company; or

(3)       any other property or assets of the Issuer or any Relevant Controlled Company outside of the ordinary course of business of the Issuer or such Relevant Controlled Company.

Notwithstanding the foregoing, the following transactions shall not be deemed to be Asset Sales:

(1)       a disposal by a Controlled Company for the Issuer or by the Issuer to a Controlled Company or among Controlled Companies;

(2)       the sale of property or equipment that, in the reasonable determination of the Issuer, has become worn out, obsolete, uneconomic or damaged or otherwise unsuitable for use in connection with the business of the Issuer or any Controlled Company;

(3)       the disposal of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the obligation described above under the title “Additional Obligations - Corporate Reorganization Restriction” pursuant to this Indenture;

(4)       (i) disposal of properties to the extent that such property is exchanged for credit against the purchase price of the similar replacement property that is promptly purchased, (ii) disposal of properties to the extent that the proceeds of such disposal are promptly applied to the purchase price of such replacement property (which replacement property is effectively and promptly purchased) and (iii) or any comparable provision or provision that succeeds it, any exchange for a similar property for use in a business, or the business conducted (or proposed to be conducted) by Issuer (or any Controlled Company on the  Issue Date), as well as any other business reasonably related, ancillary or supplementary to the aforementioned and any extension or evolution of any of the preceding, including, but not limited to, any businesses related to telecommunications, information technology or transmission or media content products and services;

(5)       equity interests of a Controlled Company of Issuer to Issuer or Issuer to one of its Controlled Companies;

(6)       sales, leases, sub-leases or other disposals of products, services, equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(7)       payment of dividends, capital return and other distributions that do not violate the obligation described above under the title “Additional Obligations - Dividend Payment Restriction”;

(8)       a disposal to the Issuer or a member of the Controlled Company (other than a Receivables Management Controlled Company), including a Person that is or shall become a Controlled Company immediately after the disposal;

(9)       sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Receivables Transaction” to a Receivables Controlled Company;

(10)     disposals in connection with a Permitted Lien;

(11)     disposals of receivables and related assets or interests in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and excluding receivables discounts or similar arrangements;

(12)     foreclosures on assets, transfers of condemned property as a result of the exercise of eminent domain or similar policies (whether by an act as seizure or in other way) and transfers of properties that have been subject to a claim to the respective insurance company of such property as part of an insurance settlement;

(13)     any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation claims or other claims of any kind;

(14)     the cancellation of any Hedging Agreements pursuant to its terms;

(15)     the sale, transfer or other disposal of “non-core” assets acquired pursuant to an investment or acquisition permitted under this Indenture; provided that such assets are sold, transferred or otherwise disposed of within 6 months after the consummation of such acquisition or investment;

(16)     any financing transaction with respect to property built or acquired by the Issuer or any member of the Controlled Company after the  Issue Date, including Sale and Leaseback Transactions and asset securitizations permitted by this Indenture;

(17)     sales, transfers and other disposals of investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell agreements between the joint venture parties set forth in the joint venture agreements and similar binding agreements;

(18)     sales or other disposals of capacity or irrevocable rights of use in the Issuer's or in a Relevant Controlled Company's telecommunications network in the ordinary course of business;

(19)     a Sale and Leaseback Transaction within one (1) year of the acquisition of the relevant asset in the ordinary course of business;

(20)     exchanges of telecommunications assets for other telecommunications assets where the Fair Market Value of the telecommunications assets received is at least equal to the Fair Market Value of the telecommunications assets disposed of or, if less, the difference is received in cash;

(21)     the licensing, sublicensing or grants of licenses to use the Issuer’s or any Controlled Company’s trade secrets, know-how and other technology or intellectual property in the ordinary course of business to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology in any single transaction or series of related transactions that involves;

(22)     any transaction or series of related transactions made in accordance with the Reorganization Plan; or

(23)     any transaction or series of related transactions involving property or assets with a Fair Market Value that does not exceed five percent (5%) of the “Assets” of Oi's annual and consolidated financial statements in the previous financial year.

Issuer signs this instrument in two (2) counterparts of equal form and content, in the presence of two (2) witnesses, who also sign it.

Rio de Janeiro, [•] [•], 2017.

OI S.A. – UNDER JUDICIAL REORGANIZATION

[FIDUCIARY AGENT]

Witnesses:

Name: CPF: ID RG:	Name: CPF: ID RG:

Exhibit 6.1 (m)

List of Assets that may be directly or indirectly disposed:

Direct or indirect disposal of the following assets:

1.         UNITEL S.A., an Angolan company with tax identification number 5410003144, registered before the Commercial Registry of Luanda under number 44/199, headquartered in Talatona, Sector 22, via C3, Edifício UNITEL, Luanda Sul, Angola.

2.         BRASIL TELECOM CALL CENTER S.A., a corporation enrolled in the CNPJ/MF under No. 04.014.081/0001-30, and in the Commercial Registry of the State of Goiás under NIRE 53 3 0000758-6, headquartered at Rodovia BR 153, Km 06, S/N, Bloco 03, Vila Redenção, in the City of Goiânia, State of Goiás, CEP 74.845-090;

3.         TIMOR TELECOM, S.A., corporation, collective entity No. 1014630, registered with the National Administration of Domestic Trade under No. 01847/MTCI/XI/2012, with its principal place of business at Rua Presidente Nicolau Lobato, Timor Plaza, 4º andar, in Dili, Timor Leste.

The formalization of the disposal of assets located at the addresses listed below is subject to prior verification regarding the lack of impediment or prohibition of an administrative or judicial nature:

•          BR 101 KM 205 (Barreiros/ Almoxarifado), in the State of Santa Catarina and registered under enrollment No. 40564;

•          Av Madre Benvenuta, in the State of Santa Catarina and registered under enrollment No. 48391;

•          Rua Cel Genuino, in the State of Rio Grande do Sul and registered under enrollment Nos. 8.247, 24.697, 24.698, 24.699, 11.046, 11.047;

•          Av. Joaquim de Oliveira, in the State of Rio Grande do Sul and registered under enrollment No. 114.947;

•          Avenida Lauro Sodre n° 3290, in the State of Rondônia and registered under enrollment No. 24743;

•          Rua Gabriel de Lara, in the State of Paraná and registered under enrollment No. 16059;

•          Rua Neo Alves Martins n° 2263, in the State of Paraná and registered under enrollment No. 58948;

•          Travessa Teixeira de Freitas n° 75 (Complexo Merces F), in the State of Paraná and registered under enrollment Nos. 36731, 36732, 36733, 36734, 36735, 36736, 36737, 36738, 36739, 36740 and 36741;

•          Avenida Teixeira de Freitas n° 141 (Complexo Merces G), in the State of Paraná and registered under enrollment No. 15049;

•          Rua Visconde Nacar n° 234 (Complexo Merces B), in the State of Paraná and registered under enrollment No. 26912;

•          Rua Visconde do Rio Branco n° 397 (Complexo Merces A), in the State of Paraná and registered under enrollment No. 13940;

•          Avenida Goias, in the State of Goiás and registered under enrollment Nos. 42.041 and 42.042;

•          Avenida Getulio Vargas S/N, in the State of Roraima and registered under enrollment Nos. 46.241, 46.242, 46.243 and 46.244;

•          Rua Sabino Vieira / Rua Chaves De Faria n° 85/ R.S.L. Gonzaga n° 275, in the State of Rio de Janeiro and registered under enrollment No. 55316;

•          Rua Dr. Miguel Vieira Ferreira (Rua Uranos 1139), in the State of Rio de Janeiro and registered under enrollment No. 51186;

•          Estr. Pau da Fome n° 2716, in the State of Rio de Janeiro and registered under enrollment No. 105885;

•          Avenida Nossa Senhora de Copacabana n° 462 A, lj e, s/lj, in the State of Rio de Janeiro and registered under enrollment No. 67704;

•          Rua dos Limoeiros n° 200, in the State of Rio de Janeiro and registered under enrollment No. 10409;

•          Camaragibe – Estrada de Aldeia – Km-125, in the State of Pernambuco and registered under enrollment No. 2503;

•          Rua do Principe n° 156 e n° 120, in the State of Pernambuco and registered under enrollment No. 24857;

•          Rua Itambe n° 200, in the State of Minas Gerais and registered under enrollment No. 38227;

•          Rua Vitorio Nunes Da Motta n° 220, Enseada do Suá in the State of Espírito Santo and registered under enrollment No. 52265;

•          Rua Silveira Martins, Cabula, n° 355 in the State of Bahia and registered under enrollment No. 76908;

•          Rua Prof. Anfrisia Santiago n° 212, in the State of Bahia and registered under enrollment No. 12798;

•          Avenida Getulio Vargas - BL. A, n° 950, in the State of Amazonas and registered under enrollment No. 14610;

•          Rua Goias, S/N, Farol, in the State of Alagoas and registered under enrollment No. 75071;

•          Rua Zacarias da Silva, Lote 2 , Barra da Tijuca (Alvorada), in the City and State of Rio de Janeiro and registered under enrollment No. 381171;

•          Rua Senador Pompeu,119 - 5° andar, Centro, in the City and State of Rio de Janeiro and registered under enrollment No. 106766;

•          Rua Alexandre Mackenzie, n° 75, Centro, in the City and State of Rio de Janeiro and registered under enrollment Nos. 274011, 274012, 274013, 274014, 274015, 274039, 274040, 274041, 274042;

•          Rua do Lavradio, n° 71, Centro (Arcos), in the City and State of Rio de Janeiro and registered under enrollment No. 70149;

•          Rua Araribóia, n° 140, São Francisco, in the City of Niterói, State of Rio de Janeiro and registered under enrollment No. 10770;

•          Rua Assai, s/n, Jardim Pindorama, in the City of São Félix do Araguaia, State of Mato Grosso and registered under enrollment No. 3825;

•          Rua Sena Madureira, 1070, in the City of Fortaleza, State of Ceará and registered under enrollment No. 1409;

•          Rua Manoel P. da Silva (Cap. Pereirinha, S/N), in the City of Corumbá, State of Mato Grosso do Sul and registered under enrollment Nos. 24.969, 24.970, 24.971, 24.972 and 24.973;

•          Av Nicanor de Carvalho, n° 10, in the City of Corumbá, State of Mato Grosso do Sul and registered under enrollment No. 12295;

•          Pq. Triunfo de Cotegipe, S/N - João Dantas, in the City of Alagoinhas, State of Bahia and registered under enrollment No. 775;

•          Estrada Velha do Amparo, KM 4, in the City of Friburgo, State of Rio de Janeiro and registered under enrollment No. 5283;

•          Av. Prudente de Morais, n° 757 B, Bairro Tirol, in the City of Natal, State of Rio Grande do Norte and registered under enrollment No. 28639;

•          Av. Afonso Pena, n° 583, in the City of Manaus, State of Amazonas and registered under enrollment No. 7496;

•          Rua Leitão da Silva, n° 2.159, Itararé (CONJED), in the City of Vitória, State of Espírito Santo and registered under enrollment Nos. 46.977 and 46.978;

•          BLOCO C, QUADRA 02, SETOR COMERCIAL CENTRAL, Planaltina, in the City of Brasília, Distrito Federal and registered under enrollment No. 801;

•          Rua Padre Pedro Pinto n°1460, Venda Nova (ISFAP), in the City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 4187;

•          Rua 2 De Setembro, n° 733, Campo De Futebol, in the City of Blumenau, State of Santa Catarina and registered under enrollment No. 598;

•          BR 116, KM 159 , Rua Cel Antônio Cordeiro, 3950, Altamira, in the City of Russas, State of Ceará and registered under enrollment No. 180;

•          Rua Correa Vasques, 69, Cidade Nova, in the City and State of Rio de Janeiro and registered under enrollment Nos. 40962, 40963, 40964, 40965, 40966, 40967, 40968, 40969, 40970, 40971, 40972, 41190;

•          Rua Walter Ianni, Anel Rodoviário, KM 23,5 - Bairro Aarão Reis/São Gabriel (PUC MINAS), in the City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 27601.

Exhibit 4.3.3.3.2-Deb-Conv.2

PRIVATE INSTRUMENT OF INDENTURE OF THE [•] PRIVATE ISSUE OF CONVERTIBLE, UNSECURED DEBENTURES WITH ADDITIONAL COLLATERAL, IN A SINGLE SERIES

of

Oi S.A. – UNDER JUDICIAL REORGANIZATION

as Issuer

RIO DE JANEIRO, [•] [•], 2017.

PRIVATE INSTRUMENT OF INDENTURE OF THE [•] PRIVATE ISSUE OF CONVERTIBLE, UNSECURED DEBENTURES WITH ADDITIONAL COLLATERAL, IN A SINGLE SERIES, OF OI S.A. – UNDER JUDICIAL REORGANIZATION

By this private instrument,

OI S.A. – UNDER JUDICIAL REORGANIZATION, a publicly-held corporation, with its principal place of business at Rua do Lavradio, 71 – Centro – CEP: 20230-070, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the National Register of Legal Entities of the Ministry of Finance (CNPJ/MF) under No. 76.535.764/0001-43, herein duly represented pursuant to its bylaws, hereinafter referred to simply as “Issuer”; and

[FIDUCIARY AGENT] [Identification], herein represented pursuant to its bylaws, hereinafter referred to simply as “Fiduciary Agent”.

hereby enter into this Private Instrument of Indenture of the [•] Private Issuance of Convertible, Unsecured, in a Single Series (“Indenture”) by means of the following clauses and conditions:

CLAUSE I – AUTHORIZATION

1.1.      This Indenture is entered into based on the provisions of Law No. 6,404, of December 15, 1976, as amended (“Corporation Law”), and all the other applicable legal and regulatory provisions, as well as the resolutions of the Extraordinary General Meeting of the shareholders of Issuer, held on [•] (“EGM”) wherein: (i) the conditions of the Issue were approved (as defined below), pursuant to the provisions of article 59 of Law 6,404/76; and (ii) the management of Issuer was authorized to practice all acts necessary for the realization of the resolutions substantiated in the EGM, including the execution of all documents required for the materialization of the Issue, and in the Judicial Reorganization Plan (as defined below).

CLAUSE II – REQUIREMENTS

The [•] ([•]) private issuance of convertible, unsecured debentures, with additional collateral, in a single series, of Issuer (“Issue” and “Debentures”, respectively), shall be carried out observing the requirements below:

2.1       Waiver of CVM Registration.

2.1.1.   The Issue shall not be subject to registration before the Brazilian Securities and Exchange Commission (“CVM”), considering that the debentures issued herein shall be the object of private placement, as this Issue is directly only at those with prior credit relationship with issuer, the credit holders included in the list of creditors of the Judicial Reorganization Plan, pursuant to paragraph 1 of article 3 of CVM Ruling 400, of December 29, 2003, as amended.

2.2.      Filing at the Commercial Registry and Publications of Corporate Acts

2.2.1.   The minutes of the EGM that approved the Issue were filed at the Commercial Registry of the State of Rio de Janeiro (“JUCERJA”) and shall be published in the Official Gazette of the State of Rio de Janeiro and in newspaper “Valor Econômico” in accordance with the provisions set forth item I, of article 62, and article 289 of Law 6,404/76, and any subsequent corporate acts of Issuer that may be carried out by virtue of the Issue will follow this procedure.

2.3.      Filing of the Indenture at the Commercial Registry

2.3.1    The Indenture shall be filed at JUCERJA and any of its possible addenda shall be annotated at such body, in accordance with the provisions set forth item II and in paragraph 3, of article 62, of Law 6,404/76.

2.3.2.   Any addendum to this Indenture shall contain, in its exhibit, a consolidated version of the terms and conditions of the Indenture, contemplating the amendments made.

CLAUSE III – CHARACTERISTICS OF THE ISSUE AND THE DEBENTURES

3.1.      Issuer’s Corporate Purpose

3.1.1.   Pursuant to Issuer’s bylaws, its corporate purpose is the development of telecom services and activities necessary or useful for the performance of such services, according to the concessions, authorizations and permissions granted thereto, and may, in the attainment of its corporate purpose, incorporate the assets and rights of third parties, as well as: (i) have equity interests in the capital of other companies; (ii) create wholly-owned subsidiaries for the performance of activities comprised in its purpose and which are recommended to be decentralized; (iii) promote the import of products and services necessary for the performance of activities comprised in its purpose; (iv) provide technical assistance services to telecom companies, performing activities of common interest; (v) carry out study and research activities seeking the development of the telecom industry; (vi) enter into agreements and covenants with other companies that develop telecom services or any persons or entities, seeking to secure the operation of the services, without prejudice to its attributions and responsibilities; and (vii) exercise other activities similar or related to its corporate purpose.

3.2.      Issue Number

3.2.1.   This Issue constitutes the [•] ([•]) issuance of debentures by Issuer.

3.3.      Total Issue Amount

3.3.1.   The total Issue amount shall be up to three billion Reais (BRL 3,000,000,000.00), on the Issue Date (as defined below).

3.4.      Number of Series

3.4.1.   The Issue shall be carried out in a single series.

3.5.      Purpose

3.5.1.   Whereas the Debentures shall be paid up with credits, this Issue has the purpose of delivering new instruments to the creditors, in accordance with the terms and conditions of the Judicial Reorganization Plan of Issuer, Telemar Norte Leste S.A. – Under Judicial Reorganization (“Telemar”), Oi Móvel S.A. – Under Judicial Reorganization (“Oi Móvel”), Copart 4 Participações S.A. – Under Judicial Reorganization (“Copart 4”), Copart 5 Participações S.A. – Under Judicial Reorganization (“Copart 5”), Portugal Telecom International Finance B.V. – Under Judicial Reorganization and Oi Brasil Holdings Cooperatief UA – Under Judicial Reorganization (each of them individually as “Debtor” and, jointly, “Debtors”), ratified in court in the case records of the Judicial Reorganization Proceedings in progress at the 7th Lower Business Court of the Judicial District of the Capital City of Rio de Janeiro, under No. 0203711-65.2016.8.19.001 (“Judicial Reorganization Plan”).

3.6.      Novation

3.6.1.   The Credits Under Judicial Reorganization, as defined below, used in order to pay up the Debentures shall be deemed novated for all legal purposes and effects.

3.7.      Trade

3.7.1.   The Debentures shall be registered for trade on the secondary market by means of B3 – UTVM CETIP21.

ARTICLE IV – GENERAL CHARACTERISTICS OF THE DEBENTURES

4.1.      Issue Date: For all legal purposes and effects, the issuance date of the Debentures shall be the date of [Judicial Ratification of the Plan] (“Issue Date”).

4.2.      Form, Type, and Proof of Ownership: The Debentures shall be issued as registered and book-entry debentures, with no issuance of certificates representing them. For all legal purposes, the ownership of the Debentures shall be proven by means of a trust account statement issued by the Bookkeeping Agent (as defined below) and, additionally, in relation to those Debentures electronically held in custody at B3 –CETIP Segment UTVM, a statement in the name of the Debenture holder shall be issued, which shall be used as proof of ownership of such Debentures.

4.3.      Appointed Bookkeeping Agent: The institution providing bookkeeping services for the Debentures is [•] “Bookkeeping Agent”)

4.4.      Conversion: The Debentures shall be convertible into shares issued by Issuer, pursuant to clause 4.13. below.

4.5.      Type: The Debentures shall be unsecured, with additional collateral.

4.5.1.   Share Pledge. As guarantee of full and timely compliance with the Secured Obligations, a pledge shall be constituted, by the Maturity Date, as defined below, in favor of the Debenture holders, represented by the Fiduciary Agent, of eighty-nine million, six hundred and fifty-one, two hundred and five (89,651,205) common shares issued by Pharol, SGPS S.A. (“Pharol”), as well as the rights inherent thereto, as set out in the Pharol Share Pledge Agreement (“Pharol Share Pledge”).

4.5.2.   Pursuant to the Pharol Share Pledge, shares issued by Pharol that are or may become, at any time, held by Issuer, shall be held under the Share Pledge (“Pharol Share Pledge Percentage”).

4.5.3.   The provisions related to the Pharol Share Pledge and the Pharol Share Pledge Percentage are described in the Pharol Share Pledge, which forms a supplementary part of this Indenture.

4.6.      Maturity Date: With due regard to the provisions of this Indenture, the maturity date of the Debentures shall be on [•] (“Maturity Date”).

4.7.      Unit Par Value: The Unit Par Value of the Debentures shall be R$ [•] (amount in Reais equivalent to one hundred and thirty thousand US dollars (US$ 130,000.00 according to the Foreign Exchange Rate), on the Pay-Up Date (“Unit Par Value”).

4.8.      Quantity of Debentures Issued: Up to [•] Debentures in a single series shall be issued.

4.9.      Subscription Price and Form of Pay-Up

4.9.1.   The subscription price of the Debentures shall be their Unit Par Value, without monetary adjustment, interest or other charges (“Subscription Price”).

4.9.2.   The Subscription Price of the Debentures shall be paid up in cash, upon delivery, by the Debenture Holders, of the credit owned thereby against the Debtors (as principal debtors or guarantors of such credits), as defined in the Judicial Reorganization Plan, on the Pay-Up Date (“Credit Under Judicial Reorganization”).

4.10.    Remuneration

4.10.1. The outstanding balance of the Unit Par Value of the Debentures shall be subject to the application of (i) foreign exchange adjustment; and (ii) Compensatory Interest, as set out below.

4.10.2. Foreign Exchange Adjustment. The Unit Par Value of the Debentures shall be updated, as of the Date of Judicial Ratification of the Judicial Reorganization Plan until the Maturity Date, according to the variation factor of the closing selling exchange rate for BRL for USD, disclosed by the Central Bank of Brazil (“BACEN”) on its website, in the section “Cotações e Boletins” (Exchange Rates and Bulletins), option “Closing Exchange Rates of all Currencies on one Date”, or any other rate that may replace it (“Foreign Exchange Rate”).

4.10.2.1.          The calculation for adjustment of the Unit Par Value of the Debentures shall observe the following formula:

VNa = VNe x C

Where:

VNa = Adjusted Par Value, calculated with eight (8) decimal places, without rounding up.

VNc = Unit Par Value or Unit Par Value Balance, calculated with eight (8) decimal places, without rounding up.

C = Factor resulting from the commercial dollar variation, calculated with eight (8) decimal places, without rounding up, calculated as follows:

Where:

USn = closing foreign Exchange rate, for sale of USD, disclosed by the BACEN, available in the “Cotações e Boletins” (Exchange Rates and Bulletins), option “Closing Exchange Rates of all Currencies on one Date”, of the Business Day immediately preceding the date of calculation, informed with four (4) decimal places.

US0 = closing foreign Exchange rate, for sale of USD, disclosed by BACEN, available in the “Cotações e Boletins” (Exchange Rates and Bulletins), option “Closing Exchange Rates of all Currencies on one Date”, of the Business Day immediately preceding the Pay-Up Date of the Debentures, incorporation, repayment, whichever occurs last, informed with four (4) decimal places.

4.10.3. Compensatory Interest. The financial charges applicable to the updated Unit Par Value of the Debentures, calculated pursuant to Clause 4.10.2 of this Indenture, shall correspond to compensatory interest at six percent (6.0%) per year, on the basis of three hundred and sixty (360) days and number of days effectively lapsed. The compensatory interest shall be calculated in a linear form, pro rata temporis per days elapsed, applicable to the updated and not repaid Unit Par Value of each Debenture, since the Date of Judicial Ratification of the Judicial Reorganization Plan, shall be capitalized on an annual basis and paid upon maturity (with due regard to the provisions in Clause 4.11.2) (the “Remuneration”).

4.10.3.1.          The calculation of the Compensatory Interest of the Debentures shall observe the following formula:

J = VNa x (InterestFactor-1)

Where:

J = amount of the interest owed at the end of each Capitalization Period, calculated with eight (8) decimal places without rounding up;

VNa = updated par value, calculated with eight (8) decimal places, without rounding up;

InterestFactor = updated fixed interest factor, calculated with eight (8) decimal places, rounded up, calculated as follows:

Where:

6,0% Rate; and

N = 360 elapsed days;

n = Number of elapsed days between the next Remuneration Payment Day and the (a) the Pay-Up Date, for the first interest event, and (b) the preceding Remuneration Payment Date for all the other events;

DT = Number of days elapsed between the last and the next interest event; and

DP = Number of days elapsed between the last interest event and the current date.

4.10.3.2.          “Capitalization Period”: means the time interval that starts on the Pay-Up Date of the Debentures, including, and ends on the Maturity Date, with interest capitalized on an annual basis to the principal amount.

4.10.3.3.          In case of temporary unavailability, absence of calculation or disclosure by BACEN of the Foreign Exchange Rate, or in case of its extinguishment upon payment of any pecuniary obligations set out in this Indenture, the rate disclosed by BACEN to replace it shall be used.

4.10.3.4.          In case of impossibility of use of the Foreign Exchange Rate by legal imposition, the rate disclosed by BACEN to replace it shall be used, if any, and (i) in the absence thereof or in case of legal prohibition of the use of a Foreign Exchange Rate for the calculation of the foreign exchange adjustment of the Par Value of the Debentures, or (ii) in the absence of calculation and/or disclosure by BACEN of the Foreign Exchange Rate for a period longer than thirty (30) days after the expected date for its disclosure, the Fiduciary Agent shall convene a General Meeting of Debenture Holders (“GMD”) to defined, by common agreement with Issuer, the parameter to be applied, which shall contain characteristics similar to the form of adjustment established herein. Until resolution on this parameter, and provided that the maturity of any pecuniary obligation does not occur, in which cases the provisions in item 4.10.3.2. above shall apply, the last closing foreign Exchange rate for the sale of BRL for USD disclosed by BACEN shall be used for the calculation of the amount of any obligations set out in this Indenture.

4.10.4. In case there is no agreement on the Remuneration of the Debentures between the Issuer and Debenture holders representing at least two-thirds (2/3) of the outstanding Debentures, Issuer shall redeem all the outstanding Debentures, within a period of thirty (30) days counted as of the date the respective GMD is held, for their Unit Par Value, plus the Remuneration of the Debentures owed until the date of the actual redemption, calculated on a pro rate temporis basis, as of the Pay-Up Date of the Debentures or the date of the last payment of the Remuneration of the Debenture, as the case may be. In such alternative, the procedure established in Clause 4.10.3.2. above shall be used for calculation of the Remuneration applicable to the Debentures.

4.11.    Payment of the Remuneration

4.11.1. Without prejudice to the payments as a result of an early maturity of the obligations resulting from the Debentures or the performance of an early redemption of the Debentures, pursuant to the provisions set out in this Indenture, the Remuneration of the Debentures shall be paid as set out below.

4.11.2. The payment of the Remuneration shall be made in a single (1) installment on the Maturity Date.

4.12.    Amortization of the Unit Par Value

4.12.1. The Unit Par Value or Unit Par Value balance, as the case may be, which already includes the foreign exchange adjustment amounts shall be amortized in one (1) single installment, on the Maturity Date.:

4.13.    Convertibility

4.13.1. All Debentures may be converted, at the exclusive discretion of the Debenture Holder, for up to 225,222,382 common shares issued by Issuer, it being certain that the decision regarding the exercise of the conversion shall only be made: (i) on the Pay-Up Date; (ii) within six (6) months counted as of the Pay-Up Date; and (iii) in twelve months counted as of the Pay-Up Date, it being certain that the request shall be made within thirty (30) days after the Date of Judicial Ratification of the Judicial Reorganization Plan for the item (i) and with minimum prior notice of thirty (30) days for items (ii) and (iii) (“Conversion Request Dates”).

4.13.1.1.          The Debenture holder shall express its intention to convert all its Debentures by means of the Request for Conversion by the Debenture Holder (“Request for Conversion by the Debenture Holder”).

4.13.2. The common shares issued by Issuer resulting from the conversion of the Debentures (“Conversion Shares”), provided that the Conversion Request Dates are respected, shall be respectively delivered until the last Business Day of the (i) twenty-fourth (24th) month from the Pay-Up Date; (ii) thirtieth (30th) month from the Issue Date; or (iii) thirty-sixth (36th) month from the Pay-Up Date(“Effective Conversion Dates”), and Issuer undertakes to take all necessary measures for such deliveries, including the respective annotation and update of the registered share register of Issuer.

4.13.3  Each Debenture entitles [•] common shares of Issuer.

4.13.4  The Conversion Shares shall have the same characteristics, conditions and will fully enjoy the same rights and advantages attributed to the common shares issued by Issuer by means of the bylaws; and shall fully participate in the results distributed, including dividends and interest on net equity declared as of the date of the issue of such shares, i.e., as of the Effective Conversion Dates.

4.13.5. The conversion of the Debentures into Conversion Shares shall automatically entail the cancellation of the Debentures, as well as the loss of rights corresponding to the Debentures set out in this Indenture.

4.14.    Place of Payment: All payments corresponding to the principal and to the Remuneration to which the Debentures are entitled shall be made through CETIP, as the Debentures are held in custody at CETIP, or, even, through the Liquidator Bank for the Debenture Holders that do not have their Debentures held in custody at CETIP.

4.15.    Extension of Terms: The terms corresponding to the payment of any obligations shall be extended until the following First (1st) Business Day, if the maturity date coincides with the date on which banks are not open in the place of payment of the Debentures.

4.16.    Default Charges: In addition to the Remuneration of Debentures, if the payment of any sum owed to the Debenture Holders fall on arrears by Issuer, the debts overdue and not paid by Issuer, shall be, regardless of notice, communication or judicial or extrajudicial notification, shall be subject to (i) a conventional, irreducible and non-compensatory fine of two percent (2%); and (ii) interest on arrears of one percent (1%) per month, calculated pro rata temporis from the date of default to the date of the actual payment, both levied on the amount due and not paid (“Default Charges”).

4.17.    Statute of Limitation on the Right to Additions: Without prejudice of the provisions of Clause 4.15 above, if the Debenture Holder does not come forward to receive the amount corresponding to any pecuniary obligations from Issuer on the dates provided for in this Indenture or in any communication published by Issuer in a newspaper indicated in this Indenture, it shall not be entitled to receive the Remuneration and/or Default Charges for the period related to the delayed receipt, but the vested rights shall be assured thereto until the date of the respective maturity or payment.

4.18.    Renegotiation: The Debentures shall not be subject to planned renegotiation.

4.19.    Publicity: All acts and decisions to be taken as a result of the Issue which, in any way, may involve the interests of the Debenture Holders, shall be mandatorily communicated in the form of notice in the Official Gazette of the State of Rio de Janeiro and in the Newspaper “Valor Econômico” (“Notice to the Debenture Holders”), with due regard to the provisions in article 289 of Law 6,404/76.

4.20.    Risk Rating: No risk rating agency shall be hired within the scope of the Issue to ascribe rating to the Debentures.

4.21.    Classification: The Debentures shall be unsecured, with additional collateral, with payment rights equivalent to those of other existing creditors of the same class who may exist in the future.

CLAUSE V – COMPULSORY EARLY REDEMPTION

5.1.      Compulsory Early Redemption

5.1.1.   Within up to one hundred and fifty (150) days after the end of the financial year, to be counted from the end of the financial year of the year of the Issue of the Debentures, Issuer shall:

(i)        calculate the Cash Sweep for the respective financial year, based on Issuer’s audited financial statements; and

(ii)       use the Cash Sweep of the previous financial year to redeem part of the Debentures and repurchase or repay the debt of the Restructured Debt, in a proportional (pro rata) manner, for an amount equivalent to 100% of the respective principal amount, together with the sum of the accrued and unpaid interest, if existing, until the date of the redemption (“Cash Sweep Offering”).

5.1.1.1.            For purposes of this Clause:

“Capital Increase” shall be defined based on the final structure of such capital increase within the scope of the approval of the Judicial Reorganization Plan.

“Restructured Debt” means the restructured debt in accordance with the terms and conditions of the Judicial Reorganization Plan.

“Cash Sweep” means, in the first five (5) financial years counted as of the Judicial Reorganization Plan Ratification Date and provided that the Minimum Cash Balance is reached, the amount of seventy percent (70%) of the Net Revenue from the Sale of Assets, provided that such Sale of Assets exceeds two hundred million US dollars (US$200,000,00.00). As of the sixth (6th) financial year counted as of the Judicial Reorganization Plan Ratification Date, Cash Sweep shall mean the amount of seventy percent (70%) of the Cash Balance that exceeds the Minimum Cash Balance.

“Net Revenue from the Sale of Assets” means the proceeds from the disposal of net assets of the direct costs related to the respective transaction (including costs with legal, accounting and financial advice and sales and commission) and any reallocation of incurred expenses, and duties and taxes paid or payable as a result of the respective disposal of assets.

“Cash Balance” means the sum of the following accounts of the consolidated balance sheet assets: 1.01.01 Cash and Cash Equivalents; 1.01.02 Financial Investments; and 1.02.01.01 Financial Investments at a Fair Value, ascertained in the consolidated annual financial statements of Oi.

“Minimum Cash Balance”, in relation to any financial year, means the greater value between: (1) 25% of the sum of the OPEX and the CAPEX for the respective financial year, calculated on an annual basis in the consolidated annual financial statements of Oi for the respective financial year; or (2) R$ 5 billion. Moreover, any proceeds from a Capital Increase shall be added to the calculation of the Minimum Cash Balance.

5.1.2    The distribution of income within the Cash Sweep Offering shall be proportional to the creditors of the Restructured Debt in accordance with the Judicial Reorganization Plan. Any part of the Cash Sweep that remains after the Cash Sweep Offering may be used in any way that is not prohibited by this Indenture.

CLAUSE VI – EARLY MATURITY

6.1.      Early Maturity. With due regard to the provisions of the Clauses 6.2 to 6.6 of this Indenture, the Fiduciary Agent may declare the early maturity of all obligations included in this Indenture and require the immediate payment by Issuer, of the updated Unit Par Value balance of the Debentures plus the Remuneration, calculated on a pro rata temporis basis since the Pay-Up Date, or from the last Remuneration payment date, whichever occurs last, until the date of its actual payment, without prejudice to the payment of the Default Charges, as the case may be, and to any other amounts potentially owed by Issuer to the Debenture Holders pursuant to this Indenture, upon occurrence of any of the following cases (“Event of Early Maturity”):

(a)        Failure, by Issuer, to pay any pecuniary obligation regarding the Debentures and/or this Indenture on the respective payment date set forth herein, not remedied within thirty (30) consecutive days counted from the date of the respective maturity;

(b)       Breach by Issuer with any non-pecuniary obligation set out in this Indenture, not remedied within sixty (60) consecutive days counted as of the date of communication of said breach (a) by Issuer to the Fiduciary Agent, or (b) by Debenture Holders representing twenty-five percent (25%) of the outstanding Debentures to the Fiduciary Agent and to Issuer,

(c)        The early maturity of any financial obligation of Issuer in an amount greater than one hundred million US dollars (US$100,000,000.00) or an equivalent amount in any other currency;

(d)       Judgment made final and nonappealable or arbitral award, or similar proceedings that concern the cash payment of an amount equivalent to, or greater than, one hundred million US dollars (US$100,000,000.00), or an equivalent amount in any currency, against Issuer or any of its assets, without the occurrence of release or stay with offer of guarantee or pledge within one hundred and eighty (180) days counted as of the respective receipt;

(e)        Request of judicial or extrajudicial reorganization proceedings made by Issuer or one of the Relevant Controlled Companies;

(f)        Receivership or winding-up of Issuer, except if the receivership or winding-up results exclusively from the merger of Issuer and/or any Relevant Controlled Company into any of its affiliates or controlled companies, transformation of the corporate form of Issuer from corporation into limited liability company or delisting as publicly-held company before the CVM;

(g)       Refusal or disagreement by Issuer of compliance with the obligations related to the Debentures included in the Indenture;

(h)       All or substantially all assets of Issuer or of any of its Relevant Controlled Companies are condemned, seized or otherwise expropriated, or the custody of such assets is taken over by any governmental authority or by court decision or Issuer of any of its Relevant Controlled Companies ceases to exercise the usual control over a substantial portion of its assets for sixty (60) consecutive days or more;

(i)        In case any of the following events occurs (i) declaration of bankruptcy by Issuer; (ii) filing for voluntary bankruptcy by Issuer; and (iii) filing for bankruptcy of Issuer and/or any of its Relevant Controlled Entities by a third party which has not been cancelled or challenged in good faith by Issuer, seeking the suspension of the respective request within ninety (90) days;

(j)        transformation of Issuer into a limited liability company, in accordance with articles 220 to 222 of the Corporation Law;

(k)       cancellation, revocation or termination of any documents related to this Emission;

(l)        lack of compliance, on the part of Issuer or on the part of any of its Relevant Controlled Companies, during the term of effectiveness of the Debentures, with laws, rules and regulations, including of an environmental nature, which affect or may affect, in a material manner, the ability of Issuer to fully and faithfully comply with its obligations related to the Issue, except those that are under dispute on a judicial or extrajudicial level, in good faith, by Issuer and/or by its Relevant Controlled Companies, as the case may be; and

(m)      disposal, tendering of guarantee or creation of any kind of lien or encumbrance over any of the assets or right of Issuer to any third parties, except (a) in order to tender guarantees in judicial or administrative proceedings; (b) if in favor of controlling, controlled companies, affiliates or under common control with Issuer, (c) in case of disposal of assets or rights, if conducted on an arm’s length basis, (d) in the ordinary course of business of Issuer; or (e) by means of the direct or indirect disposal of the assets listed in Exhibit 6.1(m); and provided that such disposal, tendering of guarantee or creation of lien or encumbrance over assets or rights of Issuer do not affect the compliance with the obligations of Issuer towards the Debenture Holders;

6.2.      The Fiduciary Agent shall not be charged for the knowledge of any Event of Early Maturity or knowledge of any remedy for any Event of Early Maturity, unless (i) an authorized responsible party or agent of the Fiduciary Agent with direct responsibility for the management of this Indenture has knowledge of a fact of such Event of Early Maturity, or (ii) a written notification of such Event of Early Maturity has been delivered to such authorized responsible party of the Fiduciary Agent by Issuer or any of the Debenture holders.

6.3.      If any of the other events of Early Maturity set forth in Clause 6.1 above occurs, the Fiduciary Agent shall, including for purposes of the provisions set out in Clauses 9.6 and 9.6.1 below, call, within five (5) Business Day after the date when the occurrence thereof is ascertained, a GMD, to be held within the minimum term set out in law. If, at said GMD, Debenture Holders representing at least seventy-five (75%) of the outstanding Debentures, decide for considering the early maturity of the obligations arising from the Debentures, the Fiduciary Agent shall declare the early maturity of the obligations arising from the Debentures; otherwise, or in case of no instatement upon second call, of the aforementioned GMD, the Fiduciary Agent shall not declare the early maturity of the obligations resulting from the Debentures.

6.4.      Upon occurrence of the following events of Early Maturity set out in Clause 6.1 above, items (e), (f), (i) and (j) the obligations arising from the Debentures shall become automatically overdue, regardless of notice or notification, whether judicial or extrajudicial.

6.5.      Upon occurrence of the early maturity of the obligations arising from the Debentures, Issuer undertakes to redeem all the outstanding Debentures, with their consequent cancellation, upon payment of the outstanding debt balance of the Unit Par Value of the outstanding Debentures, plus the Remuneration, calculated on a pro rata temporis since the Issue Date until the actual payment date, without prejudice to the payment of the Default Charges, as applicable, and any other amounts potentially owed by Issuer pursuant to this Indenture, within a period of three (3) Business Days counted as of date of declaration of the early maturity, under penalty of, if not doing so, being required to make the payment of the Default Charges.

6.6.      Upon occurrence of the early maturity of the obligations arising from the Debentures, the proceeds received as payment of the obligations arising from the Debentures, as they are received, shall be immediately invested in the repayment or, if possible, settlement of the debt balance of the obligations arising from the Debentures. In case the proceeds received as payment of the obligations arising from the Debentures are not sufficient to simultaneously settled all obligations arising from the Debentures, such proceeds shall be imputed in the following order, so that one the amount corresponding to the first item have been settled, the proceeds are allocated to the immediately following item, and so on:

(i)                     any amounts owed by Issuer pursuant to this Indenture (including the compensation and the expenses incurred by the Fiduciary Agent), other than the amounts to which items (ii) and (iii) below refer;

(ii)                   Remuneration, Default Charges and all other charges due in accordance with the obligations arising from the Debentures;

(iii)                 the outstanding debt balance of the Unit Par Value of the outstanding Debentures. Issuer shall remain liable for the outstanding balance of the obligations arising from the Debentures that have not been paid, without prejudice to the addition of Remuneration, Default Charges and other charges levied on the outstanding balance of the obligations arising from the Debentures while unpaid; Issuer hereby represents that it is a certain and Net Debt, which can be charged through extrajudicial collection or by means of a judicial enforcement process.

6.7.      Waiver or Prior Temporary Pardon. Notwithstanding the provisions in this Clause 6, Issuer may, at any time, convene a GMD so the latter may resolve upon the waiver or prior temporary pardon (prior waiver request) of any Event of Early Maturity set out in Clause 6.1 above, which will depend on approval of Debenture Holders holding at least two-thirds (2/3) of the outstanding Debentures.

CLAUSE VII – ADDITIONAL OBLIGATIONS OF ISSUER

7.1.      Special Obligations of Issuer. Without prejudice to all the other obligations set out in this Indenture and in the applicable legislation and regulation, until full settlement of the Debentures (for as long as the outstanding debt balance of the Debentures is not fully paid), Issuer and its Relevant Controlled Companies, as the case may be, shall comply with the following obligations:

(i)        Issuer shall timely and duly pay all amounts owed thereby pursuant to the Debentures and this Indenture;

(ii)       Pursuant to Bankruptcy Law 11,101/05, Issuer shall maintain, and cause its Relevant Controlled Companies to maintain, their corporate existence and all necessary records and shall take all measures in order to maintain all rights, advantages, titles, properties, franchises and alike necessary or convenient for the ordinary course of business, activities or operations, it being certain that such obligations shall not require that Issuer or any of its Relevant Controlled Companies maintain such rights, advantages, properties, franchises or alike or require that Issuer preserves the corporate existence of any of its Relevant Controlled Companies, in case the failure to comply with such obligations (i) does not result in an adverse material effect on Issuer and its Relevant Controlled Companies as a whole or (ii) does not result in an adverse material effect on the rights of the Debenture Holders or is not prohibited by this Indenture;

(iii)      Issuer shall always maintain, and shall cause its Relevant Controlled Companies to maintain, as valid, effective and in perfect order and full effect all authorizations and licenses required so that they continue offering telecom services, such as the services provided on the Issue Date, except if the lack of maintenance of such authorizations and licenses does not cause an adverse material effect on Issuer and its Relevant Controlled Companies as a whole. In case the authorizations and/or licenses are no longer essential in order to provide the telecom services, Issuer may, in accordance with the legislation in force, cease to maintain such authorizations and/or licenses;

(iv)      The debentures shall be deemed unsecured obligations, with additional collateral, and not subordinated of Issuer and Issuer shall cause the debentures to have a rating at least equal to other future and existing Indebtedness of Issuer (with the exception of the obligations with a priority as a result of the law); except in case other Indebtedness that have more seniority than the debentures for reasons related to the encumbrances permitted pursuant to the obligations described in item “Encumbrance Creation Restriction”;

(v)       Issuer shall notify the Fiduciary Agent, as soon as possible and, in any case, within ten (10) business days after Issuer is made aware of the occurrence of any Event of Early Maturity;

(vi)      Encumbrance Creation Restriction. Issuer shall not be responsible or undertake any encumbrance, or permit that its Relevant Controlled Companies also undertake encumbrance in relation to any Indebtedness, unless such Indebtedness is guaranteed pari passu with the Debentures (“Encumbrance Creation Restriction”).

Such restriction shall not apply to:

a.         Any existing encumbrance on the Issue Date, any encumbrance that guarantees the Debentures or any other encumbrance granted in accordance with the Judicial Reorganization Plan;

b.         Any encumbrance over any property or asset (including assets of any person) that is acquired, built or improved by Issuer or any of its Relevant Controlled Companies after the Issue Date, which has been created, incurred or undertaken simultaneously to, or within 12 months after, said acquisition (or in case of any property built or improved, after the conclusion or start of a commercial operation of such property, whichever occurs last) in order to guarantee or arrange the payment of any portion of the acquisition price of such property or the costs of that construction or improvement (including adjustment costs, interest during construction and financing costs), provided that the encumbrance is not granted over any other property of Issuer or of its Relevant Controlled Companies, other than the real estate where the property was built or where the improvement is located;

c.         Any encumbrance in any property or asset that guarantees the financial obligations owed to a Public Creditor;

d.         Easements, rights-of-way and other encumbrances (“real property encumbrances”) over the title of the real property that does not cause a loss to the sale of the encumbered property, does not materially reduce its value or does not adversely affect the use of such property in its purposes, both individually or jointly when considered jointly with all the existing encumbered real properties at a given time;

e.         Any encumbrance over any existing property or assets at the time of their acquisition that have not been created as a result of, or in connection with, or in anticipation of, such acquisition (unless such encumbrance has been created to secure or arrange the payment of any portion of the acquisition price of such property);

f.         Any encumbrance over any property or asset acquired from a company, or any other Person that has been subject to a merger with, or incorporated into Issuer or its Relevant Controlled Companies, or any existing encumbrance over the property of a company or any other Person that existed at the time such company became an Issuer’s Relevant Controlled Company and, in any case, that has not been created as a result of, or in connection with, or in anticipation of, any transaction (unless such encumbrance has been created to guarantee or make the payment of any portion of the acquisition price of such company);

g.         Any encumbrance that only guarantees the Indebtedness owed by any Issuer’s Relevant Controlled Company, to one or more Issuer’s Relevant Controlled Companies or to Issuer and one or more of its Relevant Controlled Companies;

h.         Any extension, renewal or substitution (or successive extensions, renewals or substitutions), in whole or in part, of any encumbrance related to the previous paragraphs (a) to (g) inclusive, provided that the principal amount of the guaranteed Indebtedness does not exceed the principal amount of the guaranteed Indebtedness plus any premium, costs and expenses in connection with such extension, renewal or substitution, and that such extension, renewal or substitution is limited, in whole or in part, to the property contemplated by the extended, renewed or substituted encumbrance (plus the improvements on such property);

i.          Any encumbrance arising from the law (including a court decision) in the ordinary course of business;

j.          Any encumbrance guaranteeing Hedge Agreements or similar transactions;

k.         Any encumbrance over receivables transferred to a Receivables Management Controlled Company or assets from a Receivables Management Controlled Company, in any case, incurred as a result from a Qualified Receivables Transaction;

l.          Any encumbrance guaranteeing Indebtedness in an amount no greater than five billion (R$ 5,000,000,000.00) (or equivalent amount in other currencies), in a single installment, provided that the proceeds from such Indebtedness be used for CAPEX;

m.        Any encumbrance of Issuer or any of its Relevant Controlled Companies that is not established in paragraphs (a) to (l) above and that guarantee an Indebtedness which, when jointly with other current Indebtedness guaranteed by all the other encumbrances of Issuer and its Relevant Controlled Companies, pursuant to this letter (m) (jointly with any sale transaction with lease (as defined below) which could be prohibited by provisions of this Indenture described below in section “Sale and Leaseback Transaction Restriction” does not exceed 12.5% of the Total Consolidated Assets.

(vii)     Issuer shall not enter into, or allow its Relevant Controlled Companies to enter into, any Sale e Leaseback Transaction in relation to any property of such person (“Sale and Leaseback Transaction Restriction”), unless:

a.         Issuer or the Relevant Controlled Companies be authorized, pursuant to the provisions of this Indenture established in the concept of “Encumbrance Creation Restriction” (including any exception to the restrictions described herein), to issue, undertake or guarantee the Indebtedness guaranteed by an encumbrance over any property without equally and proportionally guarantee the debentures; or

b.         Issuer or the Relevant Controlled Company shall apply or cause the application of, in case of sale or transfer in cash, an amount equivalent to the respective net receivables, and in case of sale or transfer other than in cash, an amount equivalent to the market fair value of the leased property, for reimbursement, within twelve (12) months after the actual date of the Sale and Leaseback Transaction, of any Indebtedness of Issuer with seniority at least equal to that of the Debentures and owed to another Person in addition to Issuer or any of its Relevant Controlled Companies or for construction or improvement of real property or property used by Issuer, or any of its Relevant Controlled Companies, in the ordinary course of business.

These restrictions shall not apply to:

i.          transactions that have a lease term, including renewals, of at least three (3) years;

ii.         transaction between Issuer and any of its Relevant Controlled Companies or between that Relevant Controlled Companies of Issuer; and

iii.        transactions involving the sale of commercial establishments, or similar properties, or other properties the sale of which are not restricted by any concession or governmental authorization.

(viii)    Indebtedness Restriction: (a) Issuer shall not incur, and allow any of its Relevant Controlled Companies to incur, whether directly or indirectly, in any Indebtedness; provided that, however, regardless of the provisions above, Issuer and its Relevant Controlled Companies may incur in Indebtedness if, on this date, the Issuer’s Debt Service Coverage Ratio is greater than, or equivalent to, 1.75 to 1,0.

(b)       Regardless of clause (a) above, Issuer or any Relevant Controlled Company may, at any time, incur in all or any of the following Indebtedness (“Permitted Indebtedness”):

(1)       Indebtedness in relation to the Debentures;

(2)       other Indebtedness of Issuer and its Relevant Controlled Companies to become due on the Issue Date or issued in accordance with the provisions of the Reorganization Plan;

(3)       Guarantees of Issuer or any Relevant Controlled Company for any Indebtedness of Issuer or any other Relevant Controlled Company, permitted in accordance with this Indenture;

(4)       Hedge Agreements entered into by Issuer or by any of its Relevant Controlled Companies in the ordinary course of business;

(5)       Indebtedness between Issuer and any Controlled Company or between any Relevant Controlled Companies;

(6)       Indebtedness of Issuer or any of its Relevant Controlled Companies that results in the payment by a bank or another financial institution of a check, withdrawal or another similar instrument (including overdraft fully paid until the closing of business on the day on which such overdraft was incurred) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness shall be extinguished within ten (10) Business Days counted as of its nonoccurrence;

(7)       Indebtedness of Issuer or any of its Relevant Controlled Companies that constitutes reimbursement obligations in relation to credit letters issued for the account of Issuer of any Relevant Controlled Company to provide guarantee in compensation requests from workers, payment obligations in connection with insurance reserve or similar requirements in the ordinary course of business;

(8)       Indebtedness consisting of enforcement, proposal, surety or other similar obligations, guarantees of materialization and reimbursement obligations incurred by Issuer or any Relevant Controlled Company in the ordinary course of business that guarantees the enforcement of contractual, franchising, concession or license obligations of Issuer or of any Relevant Controlled Company (in each case, except an obligation by cash loan);

(9)       Indebtedness of Issuer or any of its Relevant Controlled Companies to the extent that net income thereof is immediately used to redeem or repurchase the Debentures in whole or in part or deposited to settle or pay off the Debentures, in each case in accordance with this Indenture;

(10)     Refinancing of Indebtedness in relation to:

(A)      Indebtedness (except Indebtedness owed to Issuer or any Controlled Company of Issuer) incurred pursuant to the provisions of clause (a) above (it being understood that not Indebtedness owed on the Issue Date was incurred in accordance with the provisions of clause (a) above); or

(B)      Indebtedness incurred pursuant to the provisions of subclauses (1), (2) or (12) or this subclause (10) (in each case, excluding the Indebtedness owed to Issuer or a Controlled Company);

(11)     Indebtedness resulting from agreements of Issuer or a Relevant Controlled Company that establishes indemnification, purchase price adjustment or similar obligations, in each case, incurred in connection with the disposal of any business, assets or Controlled Company, except Guarantees of Indebtedness incurred by any Person that acquires all or any portion of such business, assets or Controlled Company for the financing of such acquisition; provided that the total maximum liability in relation to all of such Indebtedness does not exceed at any time the gross revenue effectively received by Issuer and its Relevant Controlled Companies in connection with such disposal.

(12)     Indebtedness (x) of Issuer or of a Relevant Controlled Company incurred to finance an acquisition or (y) of Persons that are acquired by Issuer or by any of its Relevant Controlled Companies or incorporated into Issuer or a Relevant Controlled Company in accordance with the provisions of this Indenture; and provided that, after effecting such acquisition and such Indebtedness:

(A)      Issuer could incur in at least US$ 1.00 of additional Indebtedness pursuant to the provisions da clause (a); or

(B)      the Debt Service Coverage Ratio of Issuer is greater than, or equivalent to, the Debt Service Coverage Ratio of Issuer immediately before such acquisition;

(13)     (A) Indebtedness of Issuer in connection with any Qualified Receivables Transaction or (B) obligations pursuant to the provisions of agreements for receivable discounts in the ordinary course of business, in each case in a in rem sale transaction without right of set-off to Issuer or its Relevant Controlled Companies that would not need to be rated and accounted for as debt in accordance with the Brazilian GAAP;

(14)     Obligations of Capitalized Lease and Monetary Indebtedness of Purchase from Issuer or any Relevant Controlled Company in an aggregate principal amount due at any time that does not exceed the greater of (A) one billion US dollars (US$1,000,000,000.00) and (B) and 5% of the Total Consolidated Asset, due at any time;

(15)     Indebtedness related to a Sale and Leaseback Transaction to the extent that such Sale and Leaseback Transaction falls under the “Sale and Leaseback Transaction”;

(16)     Indebtedness consisting of (A) financing of insurance premium, (B) minimum consumption obligations in supply agreements, or (C) obligation related to insurance reserve or compensation requests by worker, in each case in the ordinary course of business;

(17)     Guarantees related to obligations towards suppliers, announcers, licensers, artists, franchisees or similar Persons (except Indebtedness Guarantees) in the ordinary course of business;

(18)     Indebtedness resulting from the endorsement of instruments for collection or deposit in the ordinary course of business;

(19)     Short term Indebtedness, of no more than 30 days, incurred in the ordinary course of business of Issuer and its Relevant Controlled Companies, with banks or financial institutions, related to usual banking agreements to manage the cash balance of Issuer and its Relevant Controlled Companies;

(20)     Indebtedness in one or more credit lines or working capital financing that does not exceed the greater of (A) one billion US dollars (US$1,000,0000,00.00) and (B) 5% of the Total Consolidated Asset, due at any time; and

(21)     in addition to the Indebtedness mentioned in subclauses (1) to (20) above and the Indebtedness incurred in accordance with clause (a), Indebtedness of Issuer or of any Relevant Controlled Company in an aggregated principal amount that does not exceed the greater between (A) one billion US dollars (US$1,000,000,000.00) and (B) and 5% of the Total Consolidated Assets, due at any time.

(c)        For purposes of determining the principal amount due of any specific Indebtedness incurred pursuant to the provisions of this clause and in accordance therewith:

(1)       the principal amount of any Indebtedness item shall be counted only once, and any obligation arising out of any Guarantee, encumbrance, credit letter or similar instrument that supports such Indebtedness incurred in conformity with such clause shall be disregarded;

(2)       in case an Indebtedness item meets the criteria of more than one category of Permitted Indebtedness described above or may be incurred pursuant to the provisions of (a) and also meets the criteria of one or more categories described in subclauses (b)(1) to (21), Issuer may even, at its own discretion, divide and classify such Indebtedness item in a manner that is in conformity with this clause, and may, from time to time, divide and classify again such Indebtedness item in any manner that such item could be incurred at the time of such re-classification;

(3)       the Indebtedness Permitted by this clause does not need to be permitted solely by reference to a provision that allows such Indebtedness, but may be partly permitted by this provision and partly by one or more provisions of this clause that permit such Indebtedness;

(4)       the Indebtedness amount issued at a price lower than the principal amount thereof shall be equivalent to the amount of the liability in relation to which it is determined in accordance with the Brazilian GAAP;

(5)       any Guarantees of, or obligations in relation to credit letters or similar instruments to, any Indebtedness that is otherwise included in the determination of any specific value of Indebtedness shall not be included; and

(6)       the provision of interest, increase or repayment of discount of original issuance, payment of interest over any Indebtedness in the form of additional Indebtedness with the same terms, reclassification of preferred shares as Indebtedness due to a change in the accounting principles, re-classification of accounts payable as Indebtedness and the payment of dividends over Excluded Share or preferred share of Relevant Controlled Companies in the form of additional shares of the same class of Excluded Share preferred share of Relevant Controlled Companies shall not be deemed an Indebtedness occurrence for the purposes of this clause; provided that, in each one of these cases, the amount of any provision, increase or payment shall be included in a Consolidated Financial Expense of Issuer as established.

(d)       For purposes of determining compliance with any restriction expressed in US dollars regarding the occurrence of Indebtedness, the equivalent principal amount in US dollars of Indebtedness expressed a non US currency shall be calculated based on the relevant foreign exchange rate in effect on the date on which such Indebtedness of revolving credit, or, in case of revolving credit Indebtedness, first committed; provided that if such Indebtedness is incurred to refinance another Indebtedness expressed in a non-US currency, and if such refinancing causes the applicable restriction expressed in US dollars to be exceeded if calculated at a relevant foreign exchange rate in effect on the date of such refinancing, such restriction expressed in US dollars shall be deemed not exceeded provided that the principal amount of such Refinancing Indebtedness does not exceed the principal amount of the Indebtedness that is being refinanced. The principal amount of any Indebtedness incurred to refinance another Indebtedness, if incurred in a currency other than that of the Indebtedness that is being Refinanced shall be calculated based on the foreign exchange rate applicable to the currencies in which such Refinancing Indebtedness is expressly on the date of such refinancing.

(e)        regardless of any other provision in this clause, the maximum Indebtedness amount the Issuer or any Relevant Controlled Company may incur into pursuant to the provisions of this clause shall not be deed a surplus solely as a result of fluctuations in foreign exchange rates or currency values.

(f)        a change in the Brazilian GAAP that results in an obligation existing at the time of such change, not previously rated as Indebtedness, becomes Indebtedness, it shall not be deemed an occurrence of Indebtedness for purposes of determination of this clause.

(g)       the amount of any Indebtedness owed on any date shall be:

(1)       the increased amount of the Indebtedness, in case of any Indebtedness issued with a discount of the original issue;

(2)       the Indebtedness principal amount, in case of any other Indebtedness; and

(3)       in relation to the Indebtedness of another Person guaranteed by a Lien over assets of the specified Person, whichever is lower between:

(A)      the Market Fair Price of such assets on the date of the determination; and

(B)      the Indebtedness amount of the other Person.

(ix)      Restriction to Payment of Dividends: Issuer and any of its Relevant Controlled Companies shall not declare or make the payment of any dividends, capital return or make any other payment or distribution on (or related to) the shares of the share capital or of any Relevant Controlled Company (including any payment in relation to any merger or consolidation involving Issuer or any Relevant Controlled Company), except for:

(A)      dividends, capital return or other distributions, pursuant to the bylaws of Issuer;

(B)       dividends, capital return or other distributions exclusively for Issuer and/or Relevant Controlled Company;

(C)       dividends, distribution or capital return carried out ratable to Issuer and its Relevant Controlled Companies, on the one part, and to the minority holders of the Share Capital of a Relevant Controlled Company, on the other part (or at least in a proportional manner for the minority shareholder);

(D)      payments or distributions by Issuer or any Relevant Controlled Company to dissenting shareholders in accordance to the applicable legislation related to merger, incorporation, acquisition transactions conducted upon or after the Issue Date and which are not prohibited in accordance with this Indenture;

(E)       any payment of dividends made in accordance with the Judicial Reorganization Plan or as determined by the applicable legislation.

Issuer and its Relevant Controlled Companies shall only make any dividend distribution to their shareholders in accordance with the provisions below:

a.         By the sixth (6th) anniversary of the Issue Date, they shall not make any payment of dividends;

b.         From the sixth (6th) anniversary of the Issue Date onwards, they shall be authorized to pay dividends only if Net Debt/EBITDA ration is equal to, or lower than, two (2) after the end of the relevant financial year.

For purposes of this, “Net Debt” shall be defined as the Total Consolidated Debt deducted from the Cash and Cash Equivalents.

(x)       Corporate Reorganization Restriction: Issuer shall not, in one or in a series of transactions, consolidate, create a merger with, incorporate or be incorporated by any Person or dispose of, transfer or rent all or substantially all Total Consolidated Assets for any person, except:

a.         If Issuer is the remaining company or if the Person formed by such consolidation or wherein Issuer is incorporated or acquires or rents the properties and assets of Issuer (“Issuer’s Successor”) is a company organized and validly existing in accordance with the laws of Brazil the United States or any of its States or the District of Columbia or any other OECD (Organization for Economic Cooperation and Development) member and undertakes all obligations of Issuer in accordance with this document; or

b.         Immediately after this transaction has taken effect, no noncompliance or Early Maturity Event has occurred or is in course; or

c.         If Issuer or Issuer’s Successor, as applicable, has delivered to the Fiduciary Agent a certificate, along with a legal opinion that all the conditions precedent required by this Indenture for the performance of this transaction have been met/ complied with; or

d.         if it has been secured to those Debenture holders that wish so, during a minimum period of six month counted as of the date of publication of the corporate acts related to the transaction, the redemption of the Debentures they hold, upon payment of the debt balance of the Unit Par Value, plus the Remuneration, calculate pro rata temporis, (since the Issue Date or the immediately preceding Remuneration payment date, as the case may be, until the actual payment date); or

e.         Through the following corporate reorganization transactions:

(i)        Merger of Oi Internet S.A. into Issuer or Telemar or Oi Móvel;

(ii)       Merger of Oi Móvel into Telemar or Issuer;

(iii)      Merger of Telemar into Issuer;

(iv)      Merger of Paggo Administradora Ltda. into Oi Móvel;

(v)       Merger of Brasil Telecom Comunicação Multimídia Ltda. into Telemar or Issuer;

(vi)      Business combination seeking the consolidation of the Brazilian telecom market;

(vii)     Merger of Copart 4 into Telemar;

(viii)    Merger of Copart 5 into Issuer;

(ix)      Merger or assets transfer from SEREDE – Serviços de Rede S.A. into one or more Debtors;

(x)       Merger or assets transfer from Rede Conecta Serviços de Rede S.A. into one or more Debtors;

(xi)      Any reorganization that does not cause a relevant adverse material effect in the companies integrating the Oi Group and that does not substantially modify the business nature of the companies integrating the Oi Group.

(xii)     Issuer shall provide to the Fiduciary Agent:

(a)       within one (1) Business Day after the date when they are made, notices to the Debenture Holders;

(b)       immediately after its awareness of receipt, as the case may be, the submission of a copy of any correspondence or notification, whether judicial or extrajudicial, received by Issuer related to an Event of Default; and

(c)       within ten (10) Business Days counted as of the date of the respective request, an answer to any doubts of the Fiduciary Agent regarding any information that may be reasonably requested thereto;

(xii)     Issuer shall maintain up-to-date its registration as publicly-held company at CVM and make available to its shareholders and Debenture Holders, at least on a quarterly basis, the consolidated financial statements set out in article 176 of the Corporation Law, with due regard to the rules on the disclosure of information determined by the legislation and the CVM’s rules;

(xiii)    Issuer shall inform the Liquidator Bank of any early payment as a result of the provisions contained in Clause 5.1 above, at least two (2) Business Days in advance of the date scheduled for the respective early payment;

(xiv)    Issuer shall structure and maintain an adequate and efficient service to the Debenture Holders, in order to ensure an efficient treatment of the Debenture holders, and may use, for such purpose, a structure and bodies intended to serve its shareholders or hire an authorized financial institution to provide such service;

(xv)     Issuer shall hire and maintain hired, at its own expense, those service providers inherent to the obligations set out in this Indenture, including, but not limited to, the Fiduciary Agent, the Bookkeeping Agent and the Liquidator Bank;

(xvi)    Issuer shall make, as long as so requested by the Fiduciary Agent, the payment of the reasonable and duly proven expenses incurred by the Fiduciary Agent and, whenever possible, agreed in advance with Issuer pursuant to Clause 9.4 below;

(xvii)   Issuer shall immediately notify the Fiduciary Agent of the call of any GMD by Issuer;

(xviii)  Issuer shall immediately convene a GMD to resolve upon any of the matters that are in the interest of the Debenture Holders, in case the Fiduciary Agent does not do so within the applicable term;

(xix)    Issuer shall attend the GMD, whenever requested;

CLAUSE VIII – SUSPENSION OF OBLIGATIONS

8.1.      Starting on the date of an Event of Suspension of Obligations and ending on a Reversal Date (as defined below) (said period being referred to as “Suspension Period”) with regard to the Debentures, the obligations listed below shall no longer be applicable to the Debentures (“Suspended Obligations”):

(1)       Early annual redemption with Cash Sweep;

(2)       Dividend Payment Restriction;

(3)       Indebtedness Restriction;

(4)       Corporate Reorganization Restriction.

8.2.      Upon each one of the Reversal Dates, the Indebtedness incurred during a Suspension Period shall be classified as having occurred in accordance with item (a) or with one of the subitems of item (b) of the Obligations contained in the clause regarding Indebtedness Restriction (considering that such Indebtedness were permitted on the Reversal Date or after the realization of an Indebtedness prior to the Suspension Period and that were still undue on the Reversal Date). In case such Indebtedness is not permitted in accordance with clause (a) and (b) of the Obligations contained in the clause regarding Indebtedness Restriction, such Indebtedness shall be deemed due on the Issue Date, being classified as permitted in accordance with the Indebtedness Restriction Clause.

8.3.      During each Suspension Period, no compliance, Event of Early Maturity or breach of any clause shall be deemed as existing, in accordance with the terms of this Indenture. Issuer and all of its Relevant Controlled Companies shall be fully exempt from any responsibility for any acts or events taken or incurred during the Suspension Period or, even, any contractual obligations prior to a Reversal Date (as if, during this time period, such acts, events or contractual obligations were permitted).

8.4.      During any time period, in case two (2) rating agencies rate Issuer as investment grade and no noncompliance or Event of Early Maturity has occurred, the obligations listed in clause 8.1 shall be suspended (“Event of Suspension of Obligations”). If, on any subsequent date (“Reversal Date”), one (1) or both rating agencies cancel the investment grade or reduce the ratings of Issuer below the investment grade, the Suspended Obligations shall be again applicable. Issuer shall notify the Debenture Holders by means of a letter sent to the Fiduciary Agent of the occurrence of an Event of suspension of obligations or the Reversal Date.

ARTICLE IX – FIDUCIARY AGENT

9.1.      Issuer hereby appoints and constitutes as Fiduciary Agent of the Issue, the Fiduciary Agent, identified in the preamble to this Indenture, which signs as such and hereby, and pursuant to law, accepts the appointment to, under the law and this Indenture, represent the joining of the Debenture Holders representing that:

a.         it is a financial institution duly organized, incorporated and existing as a joint-stock company, pursuant to the Brazilian laws;

b.         it is duly authorized and has obtained all authorizations, including the legal, corporate and regulatory ones and those from third parties, as applicable, necessary to execute this Indenture and the fulfillment of all obligations set forth herein, all legal, corporate and regulatory requirements and those from third parties necessary therefor having been fully satisfied;

c.         the legal representative(s) of the Fiduciary Agent who sign this Indenture have, as the case may be, corporate and/or delegated powers to undertake, on behalf of the Fiduciary Agent, the obligations set out herein, and being attorneys-in-fact, have legally granted powers, while the respective powers of attorney are in full effect;

d.         this Indenture and the obligations set forth herein are lawful, valid, binding and effective obligations of the Fiduciary Agent, enforceable pursuant to its terms and conditions;

e.         the execution, the terms and conditions of this Indenture and compliance with the obligations set out herein (a) do not violate the bylaws of the Fiduciary Agent; (b) do not violate any agreement or instrument of which the Fiduciary Agent is part and/or by means of which any of its assets is subject; (c) do not violate any legal or regulatory provision to which the Fiduciary Agent and/or any of its assets is subject; and (d) do not violate any administrative, judicial or arbitral order, decision or judgment that may affect the Fiduciary Agent and/or any of its assets;

f.         accepts the duty to which it was appointed, fully undertaking the duties and attributions set out in the specific legislation and in this Indenture;

g.         knows and fully accepts this Indenture and all of its terms and conditions;

h.         verified the veracity of the information contained in this Indenture, based on the information provided by Issuer, it being certain that the Fiduciary Agent did not conduct any independent or additional procedure to verify the veracity of the information submitted;

i.          it is aware of the applicable regulations enacted by the BACEN and the CVM;

j.          it does not, under the penalties of law, have any legal impediment, pursuant to article 66, paragraph 3, of the Corporation Law, CVM Ruling No. 583, of December 20, 2016, as amended, or, in case of amendment, that which may replace it (“CVM Ruling 583”), and other applicable standards, to exercise the duties conferred upon it;

k.         it is not in any of the situations of conflict of interest set out in article 6 of CVM Ruling 583;

l.          it has no connection to the Issuer that prevents it from exercising its duties;

m.        shall ensure equal treatment to all Debenture Holders.

9.2.      The Fiduciary Agent shall exercise its duties as of the date of execution of this Indenture or any potential addendum related to the substitution, and must remain in the exercise of its duties until the full settlement of all obligations pursuant to this Indenture, or until its effective substitution.

9.3.      In case of absence, temporary impediments, resignation, intervention, judicial or extrajudicial liquidation, bankruptcy or any other case of vacancy or substitution of the Fiduciary Agent, the following rules apply:

a.         the Debenture Holders shall have the option, after the closing of the Offering, to replace the Fiduciary Agent and appoint its substitute, at a GMD especially called to such end;

b.         if the Fiduciary Agent is unable to continue to carry out its duties due to circumstances that are supervening to this Indenture, it shall immediately inform the Debenture Holders of such fact, requesting its replacement, as well as calling a GMD to such end;

c.         if the Fiduciary Agent resigns from its duties, it shall remain exercising it until a substitute institution is appointed by the Issuer and approved by the GMD and effectively takes over the duties;

d.         a GMD shall be held, within thirty (30) days after the event that determines it, to choose the new fiduciary agent, which meeting may be called by the Fiduciary Agent to be replaced himself, by the Issuer, by Debenture Holders representing at least ten percent (10%) of the outstanding Debentures, or by the CVM; if the call is not made within fifteen (15) days prior to the end of the term set forth herein, it shall be incumbent upon the Issuer to make it, and the CVM may appoint a provisional substitute for as long as the process of choice of the new fiduciary agent is not finished;

e.         the substitution of the Fiduciary Agent (a) shall be subject to prior communication to the CVM and its pronouncement regarding the compliance with the requirement set out in CVM Ruling 583; and (b) if on a permanent basis, it shall be the subject matter of an addendum to this Indenture;

f.         the payments to the substitute Fiduciary Agent shall be made ratably to the period of the actual service provision;

g.         the substitute fiduciary agent shall be entitled to the same Remuneration received by the previous one, if (a) the Issuer has not agreed to the new amount of Remuneration of the fiduciary agent proposed by the GMD referred to in item c above; or (b) the GMD referred to in item c above does not resolve on the matter;

h.         the substitute fiduciary agent shall, immediately after its appointment, inform it to the Issuer and to the Debenture Holders, under Clauses 4.19 and 11; and

i.          the rules and precepts enacted by the CVM apply to the cases of substitution of the Fiduciary Agent.

9.4.      For the performance of the duties and attributions incumbent thereon, under the law and this Indenture, the Fiduciary Agent or the institution that may replace it as such:

a.         shall receive a Remuneration:

i.          of [•] Reais (R$ [•]) per year, owed by Issuer (without prejudice to the Surety), with the first installment of the Remuneration being due on the fifth (5th) Business Day counted as of the execution date of this Indenture, and the others, on the same date of the subsequent years, until the maturity of the Issue, or for as long as the Fiduciary Agent represents the interests of the Debenture Holders;

ii.         annually adjusted, since the payment date of the first installment, according to the variation of the IGPM (General Market Price Index), or any index that may replace it, calculated on a pro rata temporis basis, if necessary;

iii.        plus the Tax on Services of Any Nature – ISSQN, the Contribution to the Social Integration Program – PIS, the Social Security Financing Contribution – COFINS and any other taxes and expenses that may be applicable to the Remuneration owed to the Fiduciary Agent, at the rates in effect on the dates of each payment, except for the Tax on Income and Proceeds of Any Nature – IR;

iv.        due until the maturity, redemption or cancellation of the Debentures and even after their maturity, redemption or cancellation in case of participation of the Fiduciary Agent in the collection of any default related to the Debentures and not remedied by Issuer, in which cases the Remuneration owed to the Fiduciary Agent shall be calculated ratably to the months of participation of the Fiduciary Agent, based on the amount of item i above, adjusted pursuant to item ii above;

v.         plus, in case of default in its payment, regardless of notice, notification or judicial or extrajudicial notification, concerning the amounts in default, (i) default interest at one percent (1%) a month, calculated pro rata temporis since the date of default until the actual payment date; (ii) default fine, irreducible and of non-compensatory nature, of two percent (2%); and (iii) monetary update according to the IGPM, calculated pro rate temporis since the date of default until the actual payment date; and

vi.        carried out by means of a deposit into the checking account to be indicated in writing by the Fiduciary Agent to the Issuer, with the deposit slip being used as proof of payment settlement;

b.         shall be reimbursed by Issuer (without prejudice to the Surety) for all expenses in which it provenly incurs to protects that rights and interests of the Debenture Holders or to realize its credit, within ten (10) days counted as of the date of delivery of the copy of the evidentiary documents in this regard, provided that the expenses have been, wherever possible, approved by Issuer, which shall be deemed approved in case Issuer does not pronounce itself within five (5) Business Days counted as of the date of receipt of the respective request by the Fiduciary Agent, including expenses with:

i.          publication of reports, call notices, notices, notifications and others, as set out in this Indenture, and others that may be required by the applicable regulations;

ii.         certificate extracts;

iii.        transportation, travels, food and accommodation, when necessary for the performance of its duties pursuant to this Indenture;

iv.        expenses with photocopies, scanning and submission of documents;

v.         expenses with telephone contacts and conference calls;

vi.        expenses with specialists, such as audits and inspection; and

vii.       hiring of legal advice to the Debenture Holders;

c.         may, in case of noncompliance on the part of the Issuer with the payment of the expenses to which items “a” and “b” above refer for a period longer than thirty (30) days, request to the Debenture Holders an advance for the payment of reasonable expenses with legal, judicial or administrative procedures in order to protect the interests of the Debenture Holders, which expenses shall be, wherever possible, approved in advance and advanced by the Debenture Holders, in the proportion of their credit, and, subsequently, reimbursed by Issuer (without prejudice to the Surety), it being certain that the expenses to be advanced by the Debenture Holders, in the proportion of their credit, include expenditure related to attorney’s fees of third parties, court deposits, costs and judicial fees in actions filed by the Fiduciary Agent or resulting from actions filed against it in the exercise of its duty, or even that causes losses or financial risks thereto, as a representative of the pool of the Debenture Holders; any expenses, court deposits and costs resulting from the loss of suit expenses in court actions shall be equally borne by the Debenture Holders as well as its Remuneration, the Fiduciary Agent may request a guarantee of the Debenture Holders for coverage of the risk of loss of suit; and

d.         the credit of the Fiduciary Agent for expenses incurred to protect the rights and interests or realize credits of the Debenture Holders that has not been settled as set forth in item c above shall be added to the Issuer’s debt, having preference over it in the payment order.

9.5.      In addition to others set out in law, in the CVM regulations and in this Indenture, the following are duties and attributions of the Fiduciary Agent:

a.         to take full responsibility for the services contracted, under the legislation in force;

b.         to fund all expenses arising from the enforcement of its services, including all present or future municipal, state or federal taxes, due as a result of the execution of its services, with due regard to the provisions in this Indenture; and (b) all civil, labor and/or social security charges;

c.         to protect the rights and interests of the Debenture Holders, using, in the exercise of its duties, the care and diligence that every active and reputable person employs in the management of their own assets;

d.         to resign from its duties in case a conflict of interest arises, or any other form of inaptitude;

e.         to safeguard all of the bookkeeping, mail and other papers connected to the fulfillment of its duties;

f.         to verify, upon accepting the position, the veracity of the information found in this Indenture, ensuring diligence so that any omissions, errors or defects of which it is aware are cured;

g.         to promote, at the competent bodies, in case Issuer fails to do so, the registration and/or enrollment of this Indenture and respective annotations in the addenda to such instruments, remedying gaps and irregularities that may exist therein, without prejudice to the occurrence of non-compliance with the non-pecuniary obligation; in this case, the registry office shall notify the management of Issuer so that the latter provides the necessary indication and documents;

h.         to verify the observance of the frequency of the provision of the mandatory information, warning the Debenture Holders of any possible omissions or inaccuracies contained in said information;

i.          to issue an opinion regarding the sufficiency of the information contained in the proposals for changes to the conditions of the Debentures;

j.          to request, whenever it deems necessary for the proper performance of its duties, updated certificates of Issuer, which are necessary and pertinent, from civil distributors, offices of the Public Treasury, protest registry offices, Lower Labor Courts, Office of the Attorney-General of the Treasury, or criminal distributors, as the case may be, where the headquarters of the main establishment of Issuer is located;

k.         to request, when it considers necessary, extraordinary due diligence at the Issuer, at the expenses of the latter;

l.          to convene, when necessary, a general meeting of Debenture Holders (GMD) pursuant to this Indenture;

m.        to attend the GMDs in order to provide information requested thereto;

n.         to prepare, within the legal period, an annual report intended for the Debenture Holders, pursuant to article 68, paragraph 1, item (b), of the Corporation Law, which shall contain at least the information below, and Issuer shall, for such purpose, send all financial information, corporate acts and organizational chart of the corporate group of Issuer (which shall contain the controlling companies, the controlled companies, the companies under common control, affiliates, and the members of the control block) and all the other information necessary for the preparation of the report that may be requested by the Fiduciary Agent, which shall be duly sent within thirty (30) days prior to the end of the period for the report to be made available:

i.          a possible omission or inaccuracy of which it becomes aware, contained in the information disclosed by the Issuer, or also a default on or delay of the mandatory provision of information by the Issuer;

ii.         amendments to the Bylaws of Issuer occurring during the period;

iii.        comments on the Issuer’s consolidated financial statements, focusing on the economic, financial and capital structure indicators of the Issuer;

iv.        position of the Offer or placement of the Debentures in the market;

v.         redemption, amortization, renegotiation and payments of Remuneration made during the period, as well as acquisitions and sales of Debentures made by Issuer;

vi.        overseeing of the allocation of funds raised through the Debentures, according to the information obtained from the Issuer’s managers;

vii.       list of assets and values possibly delivered to its management;

viii.      compliance with all the other obligations undertaken by Issuer pursuant to this Indenture;

ix.        existence of other issues of debentures, whether public or private, made by Issuer and/or by an affiliate, controlled or controlling company, or company of the same economic group of Issuer where it has acted as fiduciary agent in the period, as well as the following data on said issues set forth in Exhibit 15, article 1, item XI, items (a) to (f) of CVM Ruling 583; and

x.         statement on its aptitude to continue to occupy the position of fiduciary agent;

o.         to make the report available to which item n above refers within a maximum period of four (4) months counted as of the end of each financial year of Issuer, at least at the Issuer’s principal place of business, in the offices of the Fiduciary Agent and at CETIP;

p.         to publish, at the expense of Issuer (without prejudice to the Surety), pursuant to this Indenture, announcement communicating to the Debenture Holders that the report to which item n above refers is available in the locations indicated in item o above;

q.         to keep the list of Debenture Holders and their addresses up-to-date, including in relation to the Issuer, the Bookkeeping Agent, the Liquidator Bank and CETIP, and in order to comply with the provisions set forth in this item, the Issuer and the Debenture Holders, as soon as they subscribe, pay-up or acquire the Debentures expressly and hereby authorize the Bookkeeping Agent, the Liquidator Bank and CETIP to comply with any requests made by the Fiduciary Agent, including those pertaining to the disclosure, at any time, of the Debenture position and their respective Debenture Holders;

r.          to coordinate the draw of the Debentures to be redeemed in the cases set out in this Indenture, if applicable;

s.         to inspect compliance with the clauses included in this Indenture, including any positive and negative covenants;

t.          to notify the Debenture Holders, if possible individually or, in case it is not possible, pursuant to this Indenture, within five (5) Business Days counted as of the date on which the Fiduciary Agent became aware of any noncompliance, by Issuer, with any obligation set out in this Indenture, indicating the location where it will provide clarifications to the major interested parties, it being certain that a communication of equal content shall be sent to Issuer, the CVM and CETIP;

u.         to disclose the information referred to in item “n” above, letter “ix”, on its website as soon as it becomes aware thereof; and

v.         to disclose to the Debenture Holders and all the other market participants, on its website and/or customer service center, on each Business Day, the debt balance per unit of the Debentures, calculated by Issuer jointly with the Fiduciary Agent.

9.6.      In case of noncompliance by Issuer with any of its obligations set out in this Indenture as applicable, the Fiduciary Agent shall use, any and all action to protect the rights or defend the interests of the Debenture Holders, and shall, for such purpose:

a.         to declare, in observance of the conditions in this Indenture, the obligations arising from the Debentures to have matured early and to collect the principal and ancillary amounts thereof;

b.         if there are no security interests, to petition for bankruptcy of the Issuer;

c.         to take any other measures necessary for the Debenture Holders to realize their credits; and

d.         to represent the Debenture Holders in bankruptcy, insolvency (if applicable), judicial or extrajudicial reorganization proceedings or, if applicable, extrajudicial intervention or liquidation of the Issuer.

9.6.1.   The Fiduciary Agent shall only be exempted from the responsibility for the non-adoption of measures contemplated in Clause 9.6 above, if the GMD is convened, it authorizes it through resolution of the Debenture Holders, respecting the applicable quorum. In the event of Clause 9.6 above, letter d, the resolution by the majority of the outstanding Debentures shall be sufficient.

9.7.      The Fiduciary Agent shall not be obliged to make any check to the accuracy of any document or record it deems to be authentic and which has been sent thereto by the Issuer or by third parties upon the latter’s request, to substantiate its decisions, and it shall not be held liable for the drafting of said documents, the drafting of which shall remain under the legal and regulatory obligation of the Issuer, under the applicable legislation.

9.8.      The Fiduciary Agent shall not issue any type of opinion or make any judgment on the guidance regarding any fact of the Issue the definition of which is incumbent upon the Debenture Holders, pursuant to Clause 10 below, and shall solely undertake to act in compliance with the instructions transmitted thereto by the Debenture Holders, pursuant to Clause 10 below, and in accordance with the attributions conferred thereupon by law, by Clause [=] above and by the other provisions of this Indenture. In this respect, the Fiduciary Agent does not have any responsibility over the result or over the legal effects resulting from strict compliance with the guidance from the Debenture Holders transmitted thereto as defined by the Debenture Holders, pursuant to Clause 10 below, and reproduced before the Issuer.

9.9.      The performance of the Fiduciary Agent is limited to the scope of CVM Ruling No. CVM 583, the applicable articles of the Corporation Law and this Indenture, and the Fiduciary Agent is exempted, in any form or under any pretext, from any additional responsibility there has not resulted from the applicable legal and regulatory provisions or from this Indenture.

CLAUSE X – GENERAL MEETING OF DEBENTURE HOLDERS

10.1.    The Debenture Holders may, at any time, hold at a GMD, as set forth in article 71 of the Corporation Law, in order to resolve on matters of interest to the group of Debenture Holders.

10.1.1  The provisions in the Corporation Law regarding general meetings of shareholders shall be applicable, as the case may be, to the GMD.

10.2.    Call Notice and Instatement. The GMD may be called (a) by Issuer; (b) by the Fiduciary Agent or (c) by Debenture Holders representing at least ten percent (10%) of the Debentures.

10.2.1. The call of the GMD shall be made by an announcement published at least three (3) times in the newspapers indicated in this Indenture, in compliance with the other rules connected to the publication of announcements to call general meetings, contained in the Corporation Law, in the applicable regulations and in this Indenture

10.2.2. The GMDs shall be held within a minimum period of eight (8) days counted as of the date of the first publication of the call notice. Any GMD on second call may only be held within at least five (5) days after the date of publication of the new call notice.

10.2.3. Regardless of the formalities set forth in the applicable legislation and in this Indenture, a GMD shall be considered regular when attended by the holders of all Outstanding Debentures.

10.2.4. The GMD shall be convened, at first call, with the presence of holders of at least half of the outstanding Debentures and, at second call, with any quorum.

10.2.5. In case the Debenture Holders do not appear on first call at the GMD, a new call notice shall be mandatory, it being certain that the absence of a quorum upon second call, as set out in Clause 10.2.4 above, or the abstention, shall not be deemed as a prohibition of the Debenture Holders to the resolutions of item 10.4.5 below.

10.3.    Presiding Board. The presidency of the GMD shall be incumbent upon the Debenture Holder elected by the majority of the Debenture holders present therein, while it shall be at the discretion of the president to appoint a secretary for the GMD.

10.4.    Resolution Quorum. Upon the resolutions of the GMD, each outstanding Debenture shall be entitled to one vote, the appointment of an attorney-in-fact being admitted, whether Debenture Holder or not.

10.4.1. For purposes of the creation of all installation quorums and/or resolution of any GMD set out in this Indenture, those Debentures: (i) held in treasury by Issuer; or (ii) owned by: (a) companies controlled by Issuer, and (b) managers of Issuer, including, but not limited to, persons directly or indirectly related to any of the aforementioned persons, including their spouses, partners or relatives up to second (2nd) degree, shall not be considered.

10.4.2. Without prejudice to specific quorums established in this Indenture and in the applicable legislation, the resolutions of the GMDs shall depend upon approval of Debenture Holders that hold at least two-thirds (2/3) of the outstanding Debentures, except where otherwise set out in this Indenture.

10.4.3. The presence of the legal representatives of Issuer at the General Meetings of Debenture Holders shall be optional, it being certain that the Debenture Holders may discuss and resolve without the presence of the latter, if they wish so.

10.4.4. The provisions in Law 6,404/76, regarding the general meetings of shareholders shall apply, where applicable, to the GMDs. In any event, any and all GMD shall always be held during business hours and, preferably, at Issuer’s main offices, it being possible to hold the GMD at a different location.

10.4.5. Any resolutions taken by the Debenture Holders, at GMDs, within the scope of their legal authority, with due regard to the quorum required in this Indenture, shall be binding upon all holders of outstanding Debentures, regardless of their attendance at the GMDs or votes cast at the respective GMDs.

10.5     The Fiduciary Agent shall attend the general meetings of Debenture Holders and provide the Debenture Holders with the information requested therefrom.

ARTICLE XI – MISCELLANEOUS

11.1.    Communications. Communications to be sent to Issuer pursuant to this Indenture shall be submitted to the following address:

To Issuer:

Oi S.A. – Under Judicial Reorganization

Rua Humberto de Campos, 425 – 8° andar

CEP: 22430-190, Rio de Janeiro – RJ

Attn.: Mr. [•]

Phone.: 55 21 [•]

E-mail: [•]

To the Fiduciary Agent:

[Name]

[address]

CEP: [•], Rio de Janeiro – RJ

Attn.: Mr. [•]

Phone.: 55 [•]

11.1.1. Any communications to be sent to Issuer or to the Fiduciary Agent pursuant to this Indenture, if made by fax or electronic mail shall be deemed to have been received on the date of their submission, provided that their receipt is confirmed by an indication (receipt printed by the machine used by the sender, by telephone confirmation), and the respective originals shall be sent within 5 Business Days after the submission of the message; if sent by mail, communications shall be deemed delivered when received as registered mail or with “notice of receipt” sent by post or telegram.

11.1.2. The communications shall be deemed received when delivered, upon notice or “return receipt” issued by the Brazilian Post Office, by fax or telegram at the addresses below. The communications made by facsimile or electronic mail shall be considered received on the date they are sent, provided that the receipt thereof is confirmed by means of an indication (receipt issued by the machine used by the sender). The change of address of Issuer shall be communicated to the Fiduciary Agent.

11.2.    Applicable Law. This Indenture shall be construed and governed by the laws of Brazil.

11.3.    Extrajudicial Enforcement Instrument. This Indenture and the Debentures constitute extrajudicial enforcement instruments pursuant to the provisions of items I and II of article 784 of Law No. 13,105, of March 16, 2015 (Code of Civil Procedure).

11.4.    Irrevocability; Successors. This Indenture is hereby signed on an irrevocable and irreversible basis, binding Issuer and the Debenture Holders, their respective heirs and successors.

11.5.    Severability of the Provisions of the Indenture. If any of the provisions of this Indenture is deemed illegal, invalid or ineffective, all other provisions not affected by such judgment shall prevail, and the Issuer and the Debenture Holders shall undertake, in good-faith, to replace the affected provision with another which, to the extent possible, produces the same effect.

11.6.    Right to Waiver. No waiver of any of the rights arising out of this Indenture is hereby assumed. Forbearance, whether express or implied, on the part of the Debenture Holders, towards the default or noncompliance with any obligation on the part of Issuer shall not entail a novation.

11.7.    Assignment of the Debentures. Issuer and the Debenture Holders hereby acknowledge that the Debenture Holders shall not assign the Debentures, in whole or in part, without the need of prior express authorization of Issuer and upon prior communication. Nevertheless, in case of partial or total assignment of the Debentures, the assign of the Debentures shall become entitled to all rights described in this Indenture, as well as all obligations, and must agree, upon acquisition of the Debentures, with all the terms and conditions described in this Indenture. Any assignment of the Debentures to third parties shall not cause, in any way, any additional Lien to Issuer and the Debenture Holders.

11.8.    Dispute Resolution. The courts of the city of Rio de Janeiro are hereby elected as the forum conveniens to settle any disputes arising out of this Indenture, with the express exclusion of any other, however special or privileged it may be.

11.9     Definitions. Any terms defined in this Indenture that are not expressly defined in the Clauses included in this Indenture, shall have the meaning below:

“Affiliate” means any Person that, directly or indirectly, by means of one or more intermediary controls, controls, is controlled or is under common control. Exclusively for the purposes of this definition, the term “control” means the possession, whether direct or indirect, of power to instruct or arrange the instruction of the administration and the policies of such Person, both through the possession of voting right set out in an agreement or otherwise; it being established that the enjoyment of 10% or more of the voting shares shall be deemed as controlled. For purposes of this definition, the terms “controlling”, “controlled by” and “under common control” have related meanings.

“Consolidated Total Assets” means the total value of the consolidated assets of Issuer and its consolidated Controlled Companies, as defined as “total Assets” in Oi’s consolidated balance sheet, at the end of the most recently ended financial quarter or complete annual period for which the financial statements published by Issuer are available.

“Liquidator Bank” means the [•]

“B3 – UTVM CETIP21” means negotiation platform CETIP21, run by CETIP.

“Cash and Cash Equivalents” means any of the following:

(1)       any investment in direct obligations of Brazil, the United States or any agency of said Obligations Guaranteed by Brazil , the United States or any agency thereof, it is established that the Relevant Controlled Companies shall be authorized to made Investments in direct obligations of the country wherein the Relevant Controlled Companies are located, regardless of the classification of any said obligations and provided, further, that Issuer shall make its best continuous efforts to transfer any said Investments in direct obligations of a country, based on the provision immediately above, to another Cash Equivalent;

(2)       the investments in a trust account, deposit certificates and monetary deposits in the market issued by a bank or trust created based on the laws of the United States, of any State of the United States, or any other foreign country recognized by the United States that has capital, surplus and total undivided interest in excess of US$ 500,000,000 (or an equivalent amount in a foreign currency) the long term debt of which is rated as “A” (or similar equivalent rating) or higher by, at least, one nationally recognized statistical rating organization (as defined in Standard 436, based on the Securities Law) (hereinafter referred to as “Permitted Financial Institution”), it being established that the Relevant Controlled Companies shall be authorized to invest in trust accounts, deposit certificates and monetary deposit in the market, in banks and trusts created in the country wherein said Relevant Controlled Company is located, regardless of long term debt rating as “A” (or similar equivalent rating) or higher by, at least, one nationally recognized statistical rating organization (as defined in Standard 436, based on the Securities Law) and it being further established that Issuer shall make its best continuous efforts to transfer any said Investments based on the immediately above provision, into another Cash Equivalent;

(3)       repurchase obligations with a minimum term of 30 days for underlying securities of the kinds described in clause (1) above, signed in a banking meeting, in accordance with the qualifications described in clause (2) above;

(4)       investments into on demand deposits or commercial instruments with maturity no more than 270 days after the acquisition date issued by a company (except for an Affiliate of Issuer) organized and existing based on the laws of the United States, Brazil or any other foreign country recognized by the United States, with rating at the time of the completion of any said Investment as “P-1” (or higher), according to Moody’s Investors Service, Inc. and any other successor to its rating agency business (“Moody’s”) or “A-1” (or higher) according to Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business (“S&P”) (or similar equivalent rating, including similar equivalent ratings in foreign countries);

(5)       investments in securities with maturity within 12 months or less, counted as of the acquisition date issued or fully guaranteed by any State, municipality or territory of the United States, or by any political subdivision or tax authority thereof, and rated as, at least, “A” by S&P or “A” by Moody’s (or such similar equivalent rating);

(6)       investments into securities within 12 months or less, counted as of the acquisition date issued or guaranteed by Brazil;

(7)       deposit certificates, banker’s acceptance and term deposits issued or guaranteed or realized, as well as any monetary trust accounts in the market or offered by any office of any Financial Institution Permitted in Brazil or in the United States; and

(8)       investments in monetary funds in the markets substantially for all assets that constitute the Investments of the types described in clauses (1) to (7) above.

“CAPEX” means investments made to acquire physical assets or services that will expand Oi’s capacity (consolidating its controlled companies) to generate profit. It is an abbreviation for “capital expenditure”.

“Share Capital” means, any and all shares (including interest in companies), acquisition rights, guarantees, options, benefits or other equivalent to, or participation in (however it may be referred to) capital, including each class of preferred share, limited liability interest or interest in companies, excluding any debt instruments convertible in such capital.

“CETIP” means Cetip S.A. – Mercados Organizados.

“Hedging Agreements” means the obligations under any agreement relating to any swap, option, future market transactions, index transaction, currency transaction, cap transaction, floor transaction, collar transaction or any other similar transaction, in each case, for purposes of hedging or capping against Brazilian inflation, interest rates, currency or commodity price fluctuations.

“Controlled Company” means, any other legal entity wherein more than fifty percent (50%) of the outstanding voting shares, whether directly or indirectly, held by such Person and one or more than its Controlled Companies (or a combination thereof).

“Receivables Controlled Company” means a fully Controlled Company of Issuer (or any other company wherein Issuer or any other Relevant Controlled Company makes an Investment and to which Issuer or one or more than its Relevant Controlled Companies transfers receivables or related assets) which does not perform any activity except in connection with the financing of receivables, which is referred to by Issuer as a Receivables Controlled Company, which satisfies the following conditions:

(1)       no portion of the Indebtedness or of any other obligations (whether contingent or otherwise) (A) is Guaranteed by Issuer or any other Relevant Controlled Company that is not a Receivables Management Controlled Company (excluding guarantees of obligations (except the Indebtedness principal and interest thereon) pursuant to the Standard Securitization Obligations), (B) is a fund for or binds Issuer or any other Relevant Controlled Company (that is not a Receivables Controlled Company) in any way, except pursuant to the terms of the Standard Securitization Obligations, or (C) subjects any property or asset of Issuer or any other Relevant Controlled Company (that is not a Receivables Controlled Company), whether directly or indirectly, in a contingent manner or otherwise, for the satisfaction thereof, except pursuant to the provisions of the Standard Securitization Obligations;

(2)       neither Issuer nor any other Relevant Controlled Company (other than a Receivables Management Controlled Company) has any relevant agreement, contract, arrangement or understanding (except Standard Securitization Obligations) with the Receivables Management Controlled Company; and

(3)       neither Issuer nor any other Relevant Controlled Company (other than a Receivables Management Controlled Company) has towards the Receivables Management Controlled Company any obligations to maintain or preserve the financial condition of such legal entity or cause such legal entity to achieve certain levels of operating results.

“Relevant Controlled Company” means any Company under Judicial Reorganization.

“Public Creditor” means (i) any Brazilian governmental financial institution, agency or development bank (or any other bank or financial institution representing or acting as agent for any institutions, branches or banks), including, but not limited to, the Brazilian National Economic and Social Development Bank - BNDES (including loans from the Studies and Project Financer - FINEP), FINAME (Special Industrial Financing Agency), Banco do Nordeste S.A. and related systems, (ii) any foreign or multilateral governmental financial institution, export credit agency or credit insurance agency or similar agencies, bank or entity (or any other bank or financial institution representing or acting as agent for any institutions, agencies or banks), including, but not limited to, the World Bank, the International Finance Corporation and the Inter-American Development Bank and (iii) any governmental authority from jurisdictions in which Issuer or any of its Relevant Controlled Companies conduct business (or any bank or financial institution representing or acting as agent for such governmental authority).

“Pay-Up Date” means the date on which the Debentures are paid up, that is on [•].

“Consolidated Financial Expense” means, in any period, without duplicity, the sum of the consolidated expense with interest of Issuer for the Period of Four Quarters on any of their debts acquired through loans payable in cash (paid or capitalized) to the extent that such expense was deducted (and not added again) from the calculation of the consolidated operational result.

“Business Day” means any when the banks work in the City of Rio de Janeiro.

“Attributable Debt” in relation to a Sale and Leaseback Transaction means, on the date of determination, the current value (deducted at the interest rate implied in the Sale and Leaseback Transaction) of the total obligations of the lessee for the payment of rent during the remaining lease period, included in such Sale and Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale and Leaseback Transaction results in a Capitalized Lease Obligation, the Indebtedness amount represented thereby shall be determined in accordance with the definition of “Capitalized Lease Obligation”.

“Total Consolidated Debt” means Oi’s consolidated Indebtedness.

“EBITDA” means, for the last four (4) and consecutive financial quarters of Issuer, each an “accounting period”, the sum (without any duplicity) (i) of the result before the taxes on the consolidated profit for a certain accounting period (adjusted by the extraordinary profits or losses); (ii) of the following factors deducted for the purposes of determining the result before taxes on profit: (1) consolidated depreciation and amortization occurred in that same accounting period; (2) consolidated financial expenses deducted from the consolidated financial revenues. It represents the routine EBITDA, as presented in the management report included in the consolidated financial statements of Oi.

“Indebtedness” means without duplication:

(1)       the principal amount and/or interest of any current and future Indebtedness;

(A)      in relation to cash loan;

(B)       evidenced by instruments, notes, debentures or similar instruments or credit letters or bank acceptance (or, without duplication, reimbursement agreement in relation thereof);

(C)       representing the deferred and unpaid balance of the property acquisition price (including Capitalized Lease Obligations), except (i) such balance that constitutes a payable trade acceptance bill or similar obligation for a trade acceptance bill creditor, in each case provisioned in the ordinary course of business and (ii) liabilities provisioned in the ordinary course of business the purchase price of which is owed more than twelve (12) months after the date of placement of the property in service or receipt and transfer of the instrument thereof; or

(D)      representing net obligations in accordance with any Hedge Agreements;

If and to the extent to which any Indebtedness above (except credit letters and Hedge Agreements) appears as a liability in a balance sheet (excluding the footnotes thereof) of such Person, prepared in accordance with the Brazilian GAAP;

(2)       if not otherwise included, any obligation of such Person to take responsibility for, or pay, as obligor, guarantor or otherwise, the obligations of the kind referred to in clause (1) of a third party (irrespective of such items appearing in the balance sheet of such obligor or guarantor), except by endorsement of negotiable instrument for collection in the ordinary course of business; and

(3)       if not otherwise included, any obligation of the kind referred to in clause (1) of a third party guaranteed by an Encumbrance over any asset held by such first Person, irrespective of such Indebtedness being undertaken by such first Person;

if and to the extent that any of the preceding items (except credit letters and Hedge Agreements) appear as a liability in a balance sheet of the Person specified, prepared in accordance with the Brazilian GAAP).

Regardless of the foregoing, in connection with the purchase by Issuer or by any Relevant Controlled Company of any business, the term “Indebtedness” shall exclude payment adjustments subsequent to the closing to which the buyer may be entitled to the extent that such payment depends on the enforcement of such business after the closing; provided that, however, upon closing, the amount of such payment cannot be determined and, to the extent that such payment is fixed and subsequently determined, the amount shall be paid within 30 days after such moment.

For the avoidance of any doubt, “Indebtedness” shall not include any obligations towards any Person in relation to the “Fiscal Recovery Program - REFIS,” the “Special Tax Installment Payment Program – State REFIS” and the “Special Installment Payment Program - PAES”, any other agreement for payment of taxes entered into with any Brazilian governmental entity, as well as any payment obligations towards the regulatory agencies and/or any other payment agreement that is owed to any creditor who, prior to the Judicial Reorganization Ratification Date was not considered in the calculation of Indebtedness.

“Acquired Indebtedness” means existing Indebtedness upon the moment a company becomes a Relevant Controlled Company or upon the moment it is merged into or consolidated with Issuer or any of its Relevant Controlled Companies or taken over by Issuer or any Relevant Controlled Company in connection with the acquisition of assets of such Person. It shall be deemed an Acquired Indebtedness the moment such Person becomes a Relevant Controlled Company or upon the moment it is merged into or consolidated with Issuer or a Relevant Controlled Company or upon the moment such Indebtedness is taken over in connection with the acquisition of assets of such Person.

“Refinancing Indebtedness” means Indebtedness of Issuer or of any Relevant Controlled Company issued to refinance any other Indebtedness of Issuer or of a Relevant Controlled Company existing on the Issue Date or incurred in accordance with this Indenture, including Indebtedness that refinances Refinancing Indebtedness, provided that:

(1)       the aggregated principal amount (or the initial increased amount, if applicable) of such new Indebtedness on the date of such proposed Refinancing does not exceed the aggregated principal amount (or initial increased amount, if applicable) of the Indebtedness that is being Refinanced (plus the value of any premium that is required to be paid in accordance with the provisions of the instrument that governs such Indebtedness and the amount of the reasonable expenses incurred by Issuer in connection with such Refinancing);

(2)       such new Indebtedness has:

(A)      a Weighted Average Term for Maturity that is equivalent to, or longer than, the Weighted Average Term for Maturity of the Indebtedness that is being Refinanced; and

(B)       a Declared Maturity that is not prior to the Declared Maturity of the Indebtedness that is being Refinanced; and

(3)       if the Indebtedness that is being refinanced is a Subordinated Indebtedness, then such Refinancing Indebtedness shall be subordinated to the Debentures at least to the same extent and in the same manner as the Indebtedness that is being refinanced.

“Purchase Monetary Indebtedness” means Indebtedness:

(1)       consisting of the deferred purchase price of an asset, conditional sale obligations, obligations in accordance with any domain reservation agreement and other purchase monetary obligations; or

(2)       incurred (within a term of 365 days as of such purchase) for purposes of financing the entire or any portion of the purchase price (including in case of commercial lease or lease), or other costs related to a project, construction, installation or improvement of any asset;

Provided that the aggregated principal amount of such Indebtedness shall not exceed such purchase price of such assets and the cost incurred in such project, construction, installation or improvement, including any Refinancing of such Indebtedness that does not increase the aggregated principal amount (or an increased value, if lower) thereof on the Refinancing date.

“Subordinated Indebtedness” means, in relation to Issuer or any Relevant Controlled Company, any Indebtedness of Issuer or of such Relevant Controlled Company, as the case may be, which is expressly subordinated to a right to payment of the Debentures pursuant to the provisions of a written agreement for such purpose.

“Indenture” means this Indenture of Issue of Debentures.

“Indenture of Issue of Convertible Debentures 1” means the other issue of convertible debentures issued on this same date pursuant to the provisions of the Judicial Reorganization Plan.

“Guarantee” means any obligation, whether contingent or otherwise, of any Person that guarantees, directly or indirectly, any Indebtedness of any Person, and any obligation, whether direct or indirect, contingent or otherwise, of such Person:

(1)       to purchase or pay (or anticipate or provide funds for the purchase or payment of) such Indebtedness (whether it results from partnership agreements, or agreements to guarantee funds, buy assets, properties, securities or services, to consume an established minimum, or to maintain conditions of financial statement or otherwise); or

(2)       executed for purpose of guaranteeing in any other way the payment of the Indebtedness or to protect such creditor from a loss related thereto (in whole or in part);

However, the term “guarantee” shall not include endorsements for the collection or deposit in the ordinary course of business. The term “Guarantee”, when used as a verb, shall have a related meaning.

“Encumbrance” means mortgage, pledge, security interest, lien, encumbrance or charges of any kind (including, but not limited to, any sale condition or another agreement for property reservation or lease or any other agreement to give any security interest).

“Oi Group” means Issuer and its Controlled Companies.

“Debt Service Coverage Ratio” means the sum of interest of the Total Consolidated Debt paid in the last and consecutive four (4) financial quarters. Such calculation excludes any foreign exchange and monetary variations of debt and cash and, lastly, the expenses arising from provisions, which did not have an impact on the consolidated cash flow of Issuer, but only an accounting record.

“Notes” means the issuance of securities abroad, within the scope of the Judicial Reorganization Plan.

“Capitalized Lease Obligations” means the obligations according to a lease, which must be rated and accounted for as a capitalized lease in accordance with the Brazilian GAAP and the Indebtedness amount represented by such obligations on any given date, shall be the capitalized amount of such obligation such date, determined in accordance with the Brazilian GAAP; and the Declared Maturity thereof shall be on the date of the last rent payment or any other amount owed in accordance with such lease prior to the first date on which shall lease is paid early by the lessee without the payment of a fine.

“Standard Securitization Obligations” means representations, warranties, obligations and indemnifications entered into by Issuer or any Relevant Controlled Company that are reasonably normal in the securitization of transactions with receivables.

“Secured Obligations” means the obligations included in this Indenture, in the Indenture of Issue of Convertible Debentures 1 and in the Notes.

“Qualified Receivables Transaction” means any transaction or series of transactions that may be entered into by Issuer or by any Relevant Controlled Company according to which Issuer or any Relevant Controlled Company may sell, convey or otherwise transfer to (a) one Receivables Management Controlled Company (in case of a transfer by Issuer or any Relevant Controlled Company), or (b) any other Person (in case of a transfer by a Receivables Management Controlled Company), or may transfer an indivisible interest into, or grant a security interest in, any Receivable (whether existing now or created in the future) of Issuer or of any Relevant Controlled Company and any asset related thereof, including, but not limited, all guarantees that secure such receivables, all agreements and all guarantees and other obligations related to the accounts receivables, proceeds from such receivables and other assets that are usually transferred, or in relation to which guarantee rights are usually granted, in connection with transactions entailing the securitization of assets involving receivables.

“Sale and Leaseback Transaction” means any agreement with any Person (except Issuer or a Relevant Controlled Company), or of which such Person is part, establishing the lease to Issuer or a Relevant Controlled Company, for a period longer than three year, of any property or asset that is or must be sold or transferred by Issuer or such Relevant Controlled Company (except Issuer or a Relevant Controlled Company) that has advanced or must advance funds in order to guarantee such leased property or asset.

“OPEX” means the result of the continuous costs that a company has to keep running. It means operational expenditure.

“Person” means any individual, partnership, joint-stock company, limited liability company, business trust, mixed company, trust, association, joint venture, or any country or government, any state, province or other political subdivision thereof, any central bank (or similar regulatory and monetary authority) in this respect, and any entity exercising executive, legislative, judicial, regulatory or administrative duties or in connection with the government.

“Judicial Reorganization Plan” means the Judicial Reorganization Plan of the Debtors ratified by the 7th Lower Business Court of the Judicial District of the Capital City of the State of Rio de Janeiro on [•], as amended and modified from time to time, in accordance with its terms, establishing the terms and the conditions for the restructuring of debt of Issuer and the Debtors, and establishing actions to be adopted by the Debtors to overcome the financial issues of the Debtors and guarantee its continuity as active companies, including, but not limited to, (1) the restructuring and balance of its liabilities; (2) actions during the judicial reorganization created to obtain new funds; and (3) the potential sale of the fixed assets.

“Weighted Average Term for Maturity” means, when applied to any Indebtedness on any date, the number of years obtained through the division

(1)       of the sum of the products obtained by the multiplication:

(A)      of the amount of each then remaining installment, repayment fund, serial maturity or other required payment of the principal, including payment on a final maturity, in relation to such Indebtedness, by

(B)       the number of years (calculated to nearest one-twelfth) that will elapse between such date and the actual date of such payment, by

(2)       the aggregated principal amount then due of such Indebtedness.

“Brazilian GAAP” means, as defined by Issuer from time to time (1) generally accepted accounting principles adopted in Brazil, determined in accordance with the corporation law, the laws issued by the relevant authorities, including CVM and the technical analyses issued by the Brazilian Accountancy Institute; or (ii) International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as the case may be, as they are in effect from time to time and consistently applied.

“Receivable” means a right to receive payment resulting from a sale or lease of assets or the execution of services wherein someone is required to pay for assets or services in accordance with terms that would allow the purchase of such assets and credit rights, including, but not limited to, any ownership items that would be classified as “account”, “bond”, “intangible payment” or “instrument”, in accordance with the Uniform Commercial Code and any supporting obligations.

“Net Operating Revenue” means in any period, the total consolidated net revenue for such period deducting the sale and service costs, as well as the operating revenues and expenses, but, for avoidance of any doubt, before the addition or deduction of any financial revenue, financial expenses or taxes.

“Debt Service” means the sum of interest of the Total Consolidated Debt paid in the last and consecutive four (4) financial quarters. Such calculation excludes any foreign exchange and monetary variations of debt and cash and, lastly, the expenses arising from provisions, which did not have an impact on the consolidated cash flow, but only an accounting record.

“Foreign Exchange Rate” means the selling closing rate of the Business Day immediately prior to date of filing of the Plan at the Judicial Reorganization Court in USD/BRL and EUR/BRL, as applicable, disclosed by the Central Bank on its website, in the section “Cotações e Boletins” (Exchange Rates and Bulletins), option “Closing Exchange Rates of all Currencies on one Date”, or any other rate that may replace it, and the closing selling rate of the Business Day immediately prior to the date of filing of the Plan at the Judicial Reorganization Court in EUR/USD, disclosed on Bloomberg information system.

“Market Fair Value/Price” means, in relation to any assets, the price (for the avoidance of doubt, it takes into account any liability in connection with the related asset) that would be paid by a willing buyer to a willing seller that is not affiliated in a commercial transaction that does not involve the attachment of assets or coercion of any party, determined in good faith by the Board of Directors of Issuer (except if otherwise established in the Indenture).

“Declared Maturity” means, with respect to any Indebtedness, the date specified in such Indebtedness as the fixed dated on which the final payment of the principal amount of such Indebtedness is due and payable, including, in relation to any principal amount that is then due and payable pursuant to the provisions of any compulsory redemption provision, the date specified for the payment thereof (but excluding any provision that established repayment, redemption or repurchase obligations in relation to such Indebtedness upon occurrence of any contingency, except if such contingency has occurred).

“Asset Sale” means any sale, conveyance, lease, transfer or other spin-off or any other transaction or another disposal (or series of related sales, leases, transfers or disposals) by the Issuer or any Relevant Controlled Company, including any disposal by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposal”), of:

(1)       any shares of the Share Capital of the Issuer or any Relevant Controlled Company (other than directors’ qualifying shares or shares required by the applicable law to be held by a Person other than the Issuer or a Relevant Controlled Company);

(2)       all or substantially all of the assets of any division or business line of the Issuer or any Relevant Controlled Company; or

(3)       any other property or assets of the Issuer or any Relevant Controlled Company outside of the ordinary course of business of the Issuer or such Relevant Controlled Company.

Notwithstanding the foregoing, the following transactions shall not be deemed to be Asset Sales:

(1)       a disposal by a Controlled Company for the Issuer or by the Issuer to a Controlled Company or among Controlled Companies;

(2)       the sale of property or equipment that, in the reasonable determination of the Issuer, has become worn out, obsolete, uneconomic or damaged or otherwise unsuitable for use in connection with the business of the Issuer or any Controlled Company;

(3)       the disposal of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the obligation described above under the title “Corporate Reorganization Restriction” pursuant to this Indenture;

(4)       (i) disposal of properties to the extent that such property is exchanged for credit against the purchase price of the similar replacement property that is promptly purchased, (ii) disposal of properties to the extent that the proceeds of such disposal are promptly applied to the purchase price of such replacement property (which replacement property is effectively and promptly purchased) and (iii) or any comparable provision or provision that succeeds it, any exchange for a similar property for use in a business, or the business conducted (or proposed to be conducted) by Issuer (or any Controlled Company on the Issue Date), as well as any other business reasonably related, ancillary or supplementary to the aforementioned and any extension or evolution of any of the preceding, including, but not limited to, any businesses related to telecommunications, information technology or transmission or media content products and services;

(5)       equity interests of a Controlled Company of Issuer to Issuer or Issuer to one of its Controlled Companies;

(6)       sales, leases, sub-leases or other disposals of products, services, equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(7)       payment of dividends, capital return and other distributions that do not violate the obligation described above under the title “Dividend Payment Restriction”;

(8)       a disposal to the Issuer or a member of the Controlled Company (other than a Receivables Management Controlled Company), including a Person that is or shall become a Controlled Company immediately after the disposal;

(9)       sales of accounts receivable and related assets or an interest therein of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Controlled Company;

(10)     disposals in connection with a Permitted Lien;

(11)     disposals of receivables and related assets or interests in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and excluding receivables discounts or similar arrangements;

(12)     foreclosures on assets, transfers of condemned property as a result of the exercise of eminent domain or similar policies (whether by an act as seizure or in other way) and transfers of properties that have been subject to a claim to the respective insurance company of such property as part of an insurance settlement;

(13)     any surrender or waiver of contractual rights or the settlement, release, surrender or waiver of contractual, tort, litigation claims or other claims of any kind;

(14)     the cancellation of any Hedging Agreements pursuant to its terms;

(15)     the sale, transfer or other disposal of “non-core” assets acquired pursuant to an investment or acquisition permitted under this Indenture; provided that such assets are sold, transferred or otherwise disposed of within 6 months after the consummation of such acquisition or investment;

(16)     any financing transaction with respect to property built or acquired by the Issuer or any member of the Controlled Company after the Issue Date, including Sale and Leaseback Transactions and asset securitizations permitted by this Indenture;

(17)     sales, transfers and other disposals of investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell agreements between the joint venture parties set forth in the joint venture agreements and similar binding agreements;

(18)     sales or other disposals of capacity or irrevocable rights of use in the Issuer's or in a Relevant Controlled Company's telecommunications network in the ordinary course of business;

(19)     a Sale and Leaseback Transaction within one (1) year of the acquisition of the relevant asset in the ordinary course of business;

(20)     exchanges of telecommunications assets for other telecommunications assets where the Fair Market Value of the telecommunications assets received is at least equal to the Fair Market Value of the telecommunications assets disposed of or, if less, the difference is received in cash;

(21)     the licensing, sublicensing or grants of licenses to use the Issuer’s or any Controlled Company’s trade secrets, know-how and other technology or intellectual property in the ordinary course of business to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology in any single transaction or series of related transactions that involves;

(22)     any transaction or series of related transactions made in accordance with the Reorganization Plan; or

(23)     any transaction or series of related transactions involving property or assets with a Fair Market Value that does not exceed five percent (5%) of the “Assets” of Oi's annual and consolidated financial statements in the previous financial year.

Issuer signs this instrument in two (2) counterparts of equal form and content, in the presence of two (2) witnesses, who also sign it.

Rio de Janeiro, [•] [•], 2017.

OI S.A. – UNDER JUDICIAL REORGANIZATION

[FIDUCIARY AGENT]

Witnesses:

Name: CPF: ID RG:	Name: CPF: ID RG:

Exhibit 6.1 (m)

List of Assets that may be directly or indirectly disposed:

Direct or indirect disposal of the following assets:

1.         UNITEL S.A., an Angolan company with tax identification number 5410003144, registered before the Commercial Registry of Luanda under number 44/199, headquartered in Talatona, Sector 22, via C3, Edifício UNITEL, Luanda Sul, Angola.

2.         BRASIL TELECOM CALL CENTER S.A., a corporation enrolled in the CNPJ/MF under No. 04.014.081/0001-30, and in the Commercial Registry of the State of Goiás under NIRE 53 3 0000758-6, headquartered at Rodovia BR 153, Km 06, S/N, Bloco 03, Vila Redenção, in the City of Goiânia, State of Goiás, CEP 74.845-090;

3.         TIMOR TELECOM, S.A., corporation, collective entity No. 1014630, registered with the National Administration of Domestic Trade under No. 01847/MTCI/XI/2012, with its principal place of business at Rua Presidente Nicolau Lobato, Timor Plaza, 4º andar, in Dili, Timor Leste.

The formalization of the disposal of assets located at the addresses listed below is subject to prior verification regarding the lack of impediment or prohibition of an administrative or judicial nature:

•          BR 101 KM 205 (Barreiros/ Almoxarifado), in the State of Santa Catarina and registered under enrollment No. 40564;

•          Av Madre Benvenuta, in the State of Santa Catarina and registered under enrollment No. 48391;

•          Rua Cel Genuino, in the State of Rio Grande do Sul and registered under enrollment Nos. 8.247, 24.697, 24.698, 24.699, 11.046, 11.047;

•          Av. Joaquim de Oliveira, in the State of Rio Grande do Sul and registered under enrollment No. 114.947;

•          Avenida Lauro Sodre n° 3290, in the State of Rondônia and registered under enrollment No. 24743;

•          Rua Gabriel de Lara, in the State of Paraná and registered under enrollment No. 16059;

•          Rua Neo Alves Martins n° 2263, in the State of Paraná and registered under enrollment No. 58948;

•          Travessa Teixeira de Freitas n° 75 (Complexo Merces F), in the State of Paraná and registered under enrollment Nos. 36731, 36732, 36733, 36734, 36735, 36736, 36737, 36738, 36739, 36740 and 36741;

•          Avenida Teixeira de Freitas n° 141 (Complexo Merces G), in the State of Paraná and registered under enrollment No. 15049;

•          Rua Visconde Nacar n° 234 (Complexo Merces B), in the State of Paraná and registered under enrollment No. 26912;

•          Rua Visconde do Rio Branco n° 397 (Complexo Merces A), in the State of Paraná and registered under enrollment No. 13940;

•          Avenida Goias, in the State of Goiás and registered under enrollment Nos. 42.041 and 42.042;

•          Avenida Getulio Vargas S/N, in the State of Roraima and registered under enrollment Nos. 46.241, 46.242, 46.243 and 46.244;

•          Rua Sabino Vieira / Rua Chaves De Faria n° 85/ R.S.L. Gonzaga n° 275, in the State of Rio de Janeiro and registered under enrollment No. 55316;

•          Rua Dr. Miguel Vieira Ferreira (Rua Uranos 1139), in the State of Rio de Janeiro and registered under enrollment No. 51186;

•          Estr. Pau da Fome n° 2716, in the State of Rio de Janeiro and registered under enrollment No. 105885;

•          Avenida Nossa Senhora de Copacabana n° 462 A, lj e, s/lj, in the State of Rio de Janeiro and registered under enrollment No. 67704;

•          Rua dos Limoeiros n° 200, in the State of Rio de Janeiro and registered under enrollment No. 10409;

•          Camaragibe – Estrada de Aldeia – Km-125, in the State of Pernambuco and registered under enrollment No. 2503;

•          Rua do Principe n° 156 e n° 120, in the State of Pernambuco and registered under enrollment No. 24857;

•          Rua Itambe n° 200, in the State of Minas Gerais and registered under enrollment No. 38227;

•          Rua Vitorio Nunes Da Motta n° 220, Enseada do Suá in the State of Espírito Santo and registered under enrollment No. 52265;

•          Rua Silveira Martins, Cabula, n° 355 in the State of Bahia and registered under enrollment No. 76908;

•          Rua Prof. Anfrisia Santiago n° 212, in the State of Bahia and registered under enrollment No. 12798;

•          Avenida Getulio Vargas - BL. A, n° 950, in the State of Amazonas and registered under enrollment No. 14610;

•          Rua Goias, S/N, Farol, in the State of Alagoas and registered under enrollment No. 75071;

•          Rua Zacarias da Silva, Lote 2 , Barra da Tijuca (Alvorada), in the City and State of Rio de Janeiro and registered under enrollment No. 381171;

•          Rua Senador Pompeu,119 - 5° andar, Centro, in the City and State of Rio de Janeiro and registered under enrollment No. 106766;

•          Rua Alexandre Mackenzie, n° 75, Centro, in the City and State of Rio de Janeiro and registered under enrollment Nos. 274011, 274012, 274013, 274014, 274015, 274039, 274040, 274041, 274042;

•          Rua do Lavradio, n° 71, Centro (Arcos), in the City and State of Rio de Janeiro and registered under enrollment No. 70149;

•          Rua Araribóia, n° 140, São Francisco, in the City of Niterói, State of Rio de Janeiro and registered under enrollment No. 10770;

•          Rua Assai, s/n, Jardim Pindorama, in the City of São Félix do Araguaia, State of Mato Grosso and registered under enrollment No. 3825;

•          Rua Sena Madureira, 1070, in the City of Fortaleza, State of Ceará and registered under enrollment No. 1409;

•          Rua Manoel P. da Silva (Cap. Pereirinha, S/N), in the City of Corumbá, State of Mato Grosso do Sul and registered under enrollment Nos. 24.969, 24.970, 24.971, 24.972 and 24.973;

•          Av Nicanor de Carvalho, n° 10, in the City of Corumbá, State of Mato Grosso do Sul and registered under enrollment No. 12295;

•          Pq. Triunfo de Cotegipe, S/N - João Dantas, in the City of Alagoinhas, State of Bahia and registered under enrollment No. 775;

•          Estrada Velha do Amparo, KM 4, in the City of Friburgo, State of Rio de Janeiro and registered under enrollment No. 5283;

•          Av. Prudente de Morais, n° 757 B, Bairro Tirol, in the City of Natal, State of Rio Grande do Norte and registered under enrollment No. 28639;

•          Av. Afonso Pena, n° 583, in the City of Manaus, State of Amazonas and registered under enrollment No. 7496;

•          Rua Leitão da Silva, n° 2.159, Itararé (CONJED), in the City of Vitória, State of Espírito Santo and registered under enrollment Nos. 46.977 and 46.978;

•          BLOCO C, QUADRA 02, SETOR COMERCIAL CENTRAL, Planaltina, in the City of Brasília, Distrito Federal and registered under enrollment No. 801;

•          Rua Padre Pedro Pinto n°1460, Venda Nova (ISFAP), in the City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 4187;

•          Rua 2 De Setembro, n° 733, Campo De Futebol, in the City of Blumenau, State of Santa Catarina and registered under enrollment No. 598;

•          BR 116, KM 159 , Rua Cel Antônio Cordeiro, 3950, Altamira, in the City of Russas, State of Ceará and registered under enrollment No. 180;

•          Rua Correa Vasques, 69, Cidade Nova, in the City and State of Rio de Janeiro and registered under enrollment Nos. 40962, 40963, 40964, 40965, 40966, 40967, 40968, 40969, 40970, 40971, 40972, 41190;

•          Rua Walter Ianni, Anel Rodoviário, KM 23,5 - Bairro Aarão Reis/São Gabriel (PUC MINAS), in the City of Belo Horizonte, State of Minas Gerais and registered under enrollment No. 27601.